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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2023

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission file number: 001-39142

PORCH GROUP, INC.

(Exact name of registrant as specified in its charter)

Delaware	**83-2587663**
(State of Other Jurisdiction of incorporation or Organization)	(I.R.S. Employer Identification No.)
411 1st Avenue S., Suite 501, Seattle, WA	**98104**
(Address of principal executive offices)	(Zip code)

Registrant's telephone number, including area code: **(855) 767-2400**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	*Trading symbol(s)*	*Name of each exchange on which registered*
Common Stock, par value $0.0001 per share	**PRCH**	**The Nasdaq Stock Market LLC**

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the Registrant has submitted electronically; every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.0405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐	Smaller reporting company ☒
			Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

Based on the closing price of $1.38 per share as reported on the Nasdaq Stock Market, the aggregate market value of the registrant’s voting and non- voting common stock held by non-affiliates of the registrant on June 30, 2023 (the last business day of the registrant’s most recently completed second fiscal quarter) was approximately $109 million. Shares of common stock held by each executive officer and director and by each shareholder affiliated with a director or an executive officer have been excluded from this calculation because such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes. The number of outstanding shares of the registrant’s common stock as of March 8, 2024 was 97,596,490. Documents Incorporated by Reference The information required by Part III (Items 10, 11, 12, 13 and 14) of this Annual Report on Form 10-K is incorporated by reference from the registrant’s definitive proxy statement for its 2024 annual meeting to be filed with the Securities and Exchange Commission pursuant to Regulation 14A. Table of Contents

TABLE OF CONTENTS Page PART I Item 1. Business 5 Item 1A. Risk Factors 12 Item 1B. Unresolved Staff Comments 44 Item 1C. Cybersecurity 44 Item 2. Properties 45 Item 3. Legal Proceedings 45 Item 4. Mine Safety Disclosures 45 PART II Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities 46 Item 6. Reserved 47 Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations 48 Item 7A. Quantitative and Qualitative Disclosures About Market Risk 62 Item 8. Financial Statements and Supplementary Data 63 Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure 121 Item 9A. Controls and Procedures 121 Item 9B. Other Information 124 Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections 124 PART III Item 10. Directors, Executive Officers and Corporate Governance 125 Item 11. Executive Compensation 125 Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters 125 Item 13. Certain Relationships and Related Transactions, and Director Independence 125 Item 14. Principal Accountant Fees and Services 125 PART IV Item 15. Exhibits and Financial Statement Schedules 126 Item 16. Form 10-K Summary 129 Signatures 130 Table of Contents 2

NOTE REGARDING FORWARD-LOOKING STATEMENTS This annual report on Form 10-K (this “Annual Report”) and the documents incorporated herein by reference contain forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. These statements are based on the beliefs and assumptions of management. Although we, Porch Group, Inc., believe that our plans, intentions, and expectations reflected in or suggested by these forward-looking statements are reasonable, we cannot assure you that we will achieve or realize these plans, intentions, or expectations. Forward-looking statements are inherently subject to risks, uncertainties, and assumptions. Generally, statements that are not historical facts, including statements concerning our possible or assumed future actions, business strategies, events, or results of operations, are forward-looking statements. These statements may be preceded by, followed by, or include the words “believe,” “estimate,” “expect,” “project,” “forecast,” “may,” “will,” “should,” “seek,” “plan,” “scheduled,” “anticipate,” “intend,” or similar expressions. Forward-looking statements are not guarantees of performance. You should not put undue reliance on these statements which speak only as of the date hereof. Unless specifically indicated otherwise, the forward-looking statements in this Annual Report do not reflect the potential impact of any divestitures, mergers, acquisitions, or other business combinations that have not been completed as of the date of this filing. You should understand that the following important factors, among others, could affect our future results and could cause those results or other outcomes to differ materially from those expressed or implied in our forward-looking statements: • expansion plans and opportunities, and managing growth, to build a consumer brand; • the incidence, frequency, and severity of weather events, extensive wildfires, and other catastrophes; • economic conditions, especially those affecting the housing, insurance, and financial markets; • expectations regarding revenue, cost of revenue, operating expenses, and the ability to achieve and maintain future profitability; • existing and developing federal and state laws and regulations, including with respect to insurance, warranty, privacy, information security, data protection, and taxation, and management’s interpretation of and compliance with such laws and regulations; • our reinsurance program, which includes the use of a captive reinsurer, the success of which is dependent on a number of factors outside management’s control, along with reliance on reinsurance to protect against loss; • the uncertainty and significance of the known and unknown effects on our insurance carrier subsidiary, Homeowners of America Insurance Company (“HOA”), and us due to the termination of a reinsurance contract following the fraud committed by Vesttoo Ltd. (“Vesttoo”), including, but not limited to, the outcome of Vesttoo’s Chapter 11 bankruptcy proceedings; our ability to successfully pursue claims arising out of the fraud, the costs associated with pursuing the claims, and the timeframe associated with any recoveries; HOA's ability to obtain and maintain adequate reinsurance coverage against excess losses; HOA’s ability to stay out of regulatory supervision and maintain its financial stability rating; and HOA’s ability to maintain a healthy surplus; • uncertainties related to regulatory approval of insurance rates, policy forms, insurance products, license applications, acquisitions of businesses, or strategic initiatives, including the reciprocal restructuring, and other matters within the purview of insurance regulators; • reliance on strategic, proprietary relationships to provide us with access to personal data and product information, and the ability to use such data and information to increase transaction volume and attract and retain customers; • the ability to develop new, or enhance existing, products, services, and features and bring them to market in a timely manner; • changes in capital requirements, and the ability to access capital when needed to provide statutory surplus; • our ability to timely repay our outstanding indebtedness; • the increased costs and initiatives required to address new legal and regulatory requirements arising from developments related to cybersecurity, privacy, and data governance and the increased costs and initiatives to protect against data breaches, cyber-attacks, virus or malware attacks, or other infiltrations or incidents affecting system integrity, availability, and performance; • retaining and attracting skilled and experienced employees; • costs related to being a public company; and Table of Contents 3

• other risks and uncertainties discussed in “Item 1A. Risk Factors,” in this Annual Report on Form 10-K (“Annual Report”) for the year ended December 31, 2023, and elsewhere in this report, as well as those discussed in subsequent reports filed with the Securities and Exchange Commission (“SEC”), all of which are available on the SEC’s website at www.sec.gov. We caution you that the foregoing list may not contain all of the risks to forward-looking statements made in this Annual Report on Form 10-K. You should not rely upon forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this Annual Report on Form 10-K primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, results of operations and prospects. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties, and other factors, including those described in Item 1A, “Risk Factors,” and elsewhere in this Annual Report on Form 10-K. We disclaim any obligation to update publicly any forward-looking statements, whether in response to new information, future events, or otherwise, except as required by applicable law. NOTE REGARDING INDUSTRY AND MARKET DATA This Annual Report on Form 10-K contains market data and industry statistics and forecasts that are based on independent industry publications and other publicly available information. Although we believe these sources are reliable, we do not guarantee the accuracy or completeness of this information and we have not independently verified this information. In addition, the market and industry data and forecasts included in this report may involve estimates, assumptions and other risks and uncertainties and are subject to change based on various factors, including those discussed in “Item 1A. Risk Factors,” contained in this Annual Report. Accordingly, investors should not place undue reliance on this information. Table of Contents 4

PART I Item 1. Business Company Overview Introduction to Porch Group Porch Group, Inc., together with its consolidated subsidiaries, (“Porch Group,” “Porch,” the “Company,” “we,” “our,” “us”) is a leading vertical software and insurance platform and is positioned to be the best partner to help homebuyers move, maintain, and fully protect their homes. We offer differentiated products and services, with homeowners insurance at the center of this relationship. We differentiate and look to win in the massive and growing homeowners insurance opportunity by 1) providing the best services for homebuyers, 2) led by advantaged underwriting in insurance, 3) to protect the whole home. As a leader in the home services software-as-a-service (“SaaS”) space, we’ve built deep relationships with approximately 30 thousand companies that are key to the home-buying transaction, such as home inspectors, mortgage companies, and title companies. We have grown the utilization our software products across these industries; for example, more than 40% of home inspections in 2023 and approximately 40% of title transactions in 2023 are processed through our software. These relationships provide us with early insights to a majority of United States (“U.S.”) homebuyers. In partnership with these companies, we have the ability to help simplify the move for consumers with services such as insurance, warranty, moving and more. Through our vertical software products we have unique insights into the majority of U.S. properties. This data helps feed our insurance underwriting models, better understand risk, and create competitive differentiation in underwriting. We provide full protection for the home by including a variety of home warranty products alongside homeowners insurance. We are able to fill the gaps of protection for consumers, minimize surprises, and deepen our relationships and value proposition. Porch’s Strategy to Win in Homeowners Insurance We have two reportable segments: the Vertical Software segment and the Insurance segment. Vertical Software Segment The Vertical Software segment provides software and services to inspection, mortgage, and title companies on a subscription and transactional basis, which was 54% of total vertical software revenue in 2023, and move and post-move services, which was 46% of total vertical software revenue in 2023. The Vertical Software segment operates several key businesses, including: Table of Contents 5

Inspection Software and Services This includes the Inspection Support Network (“ISN”), Home Inspector Pro and Palm-Tech brands which are leading SaaS solutions for inspectors with easy-to-use tools. These three solutions provide a range of offerings for inspection businesses, and together represent more than 40% of all U.S. home inspections in 2023. ISN has grown to be the most comprehensive CRM and workflow solution in the inspection industry. It allows inspection companies to accept orders online from their website and helps automate business tasks such as emailing customers, collecting payments, delivering inspection agreements, and collecting signatures. ISN is extensible, offering integrations with the largest number of inspection and technology partners in the industry and all the prominent report-writing platforms. ISN also provides powerful business reporting so that office staff and the business owner can understand how the business is performing at the individual inspector, real estate agent, or office level. Title Insurance Software Rynoh software helps settlement agents protect the real estate transaction. Rynoh software was utilized in approximately 40% of all real estate closings in 2023. Through the homebuyer’s settlement agent, Rynoh’s cloud-based financial management system, supports financial protection for each real estate transaction by tracking critical disbursements and automating reconciliations daily. Due to the manual and labor-intensive processes in the industry, settlement agent’s escrow accounts are more vulnerable to the rising risks of fraud, embezzlement, cyberattacks, and unintentional errors. Rynoh’s products intend to save customers time and money while reducing risk. Mortgage Software Floify is a software company helping mortgage companies and loan officers create a better mortgage and refinancing experience for consumers. Floify offers market-leading digital mortgage point-of-sale solutions to mortgage professionals. Including advanced digital loan application, secure document portal, automated borrower and agent notification platform, fully customizable workflows, and other productivity integrations. Moving Services Porch Moving Group includes the SML, Moving Staffers and HireAHelper brands, and is primarily a marketplace offering labor-only moving services which has recently expanded to offer all moving-related services. Other Additional businesses include Porch Media Group, a leader in mover and homeowner marketing, and iRoofing LLC, which provides measurement software for roofers. The software and services businesses receive both subscription and transactional revenues. Software and subscription revenues were 54% of total 2023 Vertical Software segment revenue and are less exposed to seasonality. The moving business relies on home industry moves which are traditionally higher in the spring and summer months. Businesses within the Porch Group ecosystem benefit from early access to consumers at a low cost of acquisition. Consumers also benefit from a free app and concierge to assist with insurance, warranty, move and post-move services. Insurance Segment Our Insurance segment provides consumers with insurance and warranty products to protect their homes, earning revenue through premiums collected on policies, policy fees and commissions. The Insurance segment includes Homeowners of America (“HOA”), a wholly owned insurance carrier, Porticus Reinsurance (“Porticus RE”), our Cayman Islands captive reinsurer, and Porch Warranty, among other warranty brands. Insurance Through HOA, we offer property-related insurance products in 22 states. HOA uses unique property data to assess home factors, underwrite risk, and effectively price homeowners insurance policies. Information about properties includes features such as type of piping, roof, plumbing, floor and water heater location. HOA uses this data to create a pricing advantage for well-maintained homes and increase prices for homes that are higher risk. Property insurance claims fluctuate with seasonal weather; the highest exposure to catastrophic weather has historically occurred in the first and second quarters. While HOA retains insurance underwriting risk, a portion of the risk is ceded to Table of Contents 6 third party reinsurance companies. Porticus RE reinsures risk from HOA when economically attractive versus using a third-party reinsurer. Warranty Our warranty business offers various products such as whole-home, 90-day, service line and extended labor warranties in 49 states and Washington, D.C. The warranty business typically acquires customers through partnerships, including real estate, home inspection, distributors, utilities, and home insurance. We offer warranty products predominately through the Porch Warranty, American Home Protect (“AHP”), and Residential Warranty Services (“RWS”) brands. Our warranty business differs from competitors and we believe has a long-term advantage due to several factors. • We offer bundled handyman services, which appeal to customers who maintain their home to prevent future issues. Customers pay a deductible against services such as gutter or dryer vent cleaning. • Unique channel access, in addition to traditional warranty channels such as real estate and direct-to-consumer, by being part of Porch Group also means products can be cross-sold through inspectors, contractors and other businesses, providing lower customer acquisition costs and increased lifetime value. • Our 90-day warranty product is provided largely through inspectors to homebuyers during the home purchase process to offer protection. This provides early access to a high volume of customers. • Utilities partnerships, where we partner with large electric and gas utilities to provide a variety of services to their customers, include targeted and full-home warranties. Core Differentiation Our strategy is led by differentiation, which stems from our unique property data. Developing and enhancing vertical SaaS products is critical to unlocking this data and gaining early access to consumers to cross-sell key home services, such as insurance, warranty, moving and other services for consumers to protect and maintain their home. There are three key areas where Porch has differentiation which is core to the strategy - we provide a leading suite of services for homebuyers, led by advantaged underwriting in insurance, to protect the whole home: Advantaged Underwriting With insights into a majority of U.S. homebuyers, we are able to use our unique insights to better model underwriting risk and price policies appropriately. This is a win-win, as it benefits us and our customers. Best Services for Homebuyers We know when homebuyers are moving approximately six weeks before they move due to our unique early access. Therefore, we have the ability to cross-sell a variety of products at the time they are most needed. The consumer will engage with either the Porch app or our concierge service to receive support in various aspects of their move, such as insurance, warranty, and moving services, utilities, television, internet, and security, including comparing reviews and prices for different providers. About two years ago, our Insurance segment started to use the unique property data to create a pricing advantage for well- maintained homes and create adverse selection for poorly maintained homes. We have made steady progress unlocking inspection data state-by-state and insight-by-insight. Whole Home Protection We provide consumers with whole home protection through offering home insurance, home warranty for everyday breakdowns, and a home app to provide appliance recall check monitoring. We can be there for the whole home journey, from move-in to move-out, with a variety of products designed to make sure our consumers’ largest assets are protected. Industry Trends In 2023, 4.1 million1 existing homes and 0.7 million2 newly constructed homes were sold in the U.S. Through our relationships with approximately 30 thousand companies that support consumers through the home transaction, we have insights to a majority of these homebuyers. In 2023, the U.S. housing market continued to be impacted by the increase in Table of Contents 7 1 National Association of Realtors, Existing Home Sales, December 2023 2 U.S. Census Bureau, Monthly New Residential Sales, December 2023

interest rates, increase in home sales prices and general economic uncertainty which resulted in a 19% decrease in industry home sales volumes compared to 2022. We primarily focus on movers, where we have unique competitive advantages due to our data insights with this pool of customers. We consider this a higher quality customer cohort because it typically has a long lifetime value. The home services industry is highly competitive, fragmented, and localized. We compete with, among others: (i) vertical software companies in our markets, (ii) companies who provide or help consumers purchase homeowners insurance, home warranty, moving, and other home services, (iii) search engines or online marketplaces for all types of home services with which we assist consumers, and (iv) other companies which help consumers to make managing and maintaining their homes simple. We believe that our largest competition comes from the wide variety of companies focused on reaching consumers to help with key high-value services such as insurance. Strategic Pillars Our strategy is to provide the best services for homebuyers, led by advantaged underwriting in insurance, to protect the whole home. We intend to continue focusing on growth that will positively impact long-term shareholder value through the following strategic pillars. Execute Insurance Strategy This strategy includes our continued focus on profitable growth, including increasing premium per policy, non-renewing higher risk policies, and other underwriting actions. In addition, we will also continue to roll out our unique data factor-by- factor and state-by-state. Launch the Porch Insurance Reciprocal Exchange On March 20, 2023, we filed an application to form and license a Texas reciprocal exchange (the “Reciprocal”) with the Texas Department of Insurance (“TDI”). If approved by the TDI, our insurance underwriting business will be conducted through the Reciprocal. The Reciprocal is expected to have several benefits to Porch Group, including mitigating our exposures to claims, seasonality, and catastrophic weather, access to additional forms of capital to support growth in insurance premiums, and higher margins. If the Reciprocal is approved, launching the Reciprocal would entail the sale of our wholly owned insurance carrier to the member-owned reciprocal exchange and thereafter we would expect to receive a percentage of gross written premium in exchange for originating policies and managing the exchange. For more information, see the “Reciprocal Exchange” subsection in the “Recent Developments” section of “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this Annual Report and the risk factor, “There can be no assurance that our planned formation of a reciprocal exchange will receive regulatory approval, and if obtained, that the approval would be based on terms as proposed or subject to additional requirements that may not be acceptable to the Company,” in “Item 1A. Risk Factors” of this Annual Report. Grow SaaS Businesses We plan to continue increasing utilization of our SaaS products and improving conversion and expect to launch new products to meet the needs of the individual companies we work with and consumers, while providing margin expansion opportunities and therefore driving profitability. Organizational Efficiency We will control costs, mature systems, and optimize capital allocation. Government Regulation General We are subject to laws and regulations that affect companies conducting business on the Internet generally and through mobile applications, including laws relating to the liability of providers of online services for their operations and the activities of users. As a result, we could be subject to claims based on negligence, unfair business practices, various torts and trademark and copyright infringement, among other actions. Table of Contents 8

As we receive, transmit, store and use a substantial amount of information received from or generated by consumers and service professionals, we are impacted by state laws and regulations governing privacy, the storage, sharing, use, processing, disclosure and protection of personal data and data breaches. These regulations are often complex and subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may change or develop over time through judicial decisions or as new guidance or interpretations are provided by regulatory and governing bodies, such as federal, state and local administrative agencies. For example, California passed a comprehensive data privacy law, the California Consumer Privacy Act of 2018 and the California Privacy Rights Act (“CPRA”), and other states including Virginia, Colorado, Utah, and Connecticut have also passed similar laws. These laws impose data protection obligations on covered businesses, including consumer rights procedures and obligations, limitations on data uses, audit requirements for higher risk data, and constraints on certain uses of sensitive data. The majority of the CPRA provisions were effective January 1, 2023. We are subject to laws governing marketing and advertising activities conducted by/through telephone, e-mail, mobile devices and the Internet, including the Telephone Consumer Protection Act of 1991 (“TCPA”), the Telemarketing Sales Rule (“TSR”), the CAN-SPAM Act, Section 5 of the Federal Trade Commission Act and similar state laws, as well as federal, state, and local laws and agency guidelines governing background screening. We are also subject to certain laws and regulations with regard to the real estate settlement process, including the Real Estate Settlement Procedures Act regulated by the Consumer Financial Protection Bureau, which, among other matters, prohibits certain practices, such as kickbacks, referrals, and unearned fees for the referral of real estate settlement services. Furthermore, our moving services business is subject to various federal, state and local agencies that exercise broad regulatory powers over the moving industry, generally governing such activities as operations of and authorization to engage in transportation, insurance requirements, and licensing. Additionally, as we expand into the insurance business, which is highly regulated, we must comply with and maintain various licenses and approvals with individual state departments of insurance, and we are subject to state governmental regulation and supervision. Insurance State Regulation Our insurance business is subject to extensive regulation, primarily at the state level. The method, extent, and substance of such regulation varies by state but generally has its source in National Association of Insurance Commissioners ("NAIC") model laws and regulations that establish standards and requirements for conducting the business of insurance and may be adopted by each state regulatory agency. Moreover, the NAIC Accreditation Program requires state regulatory agencies to meet baseline standards of solvency regulation, particularly with respect to regulation of multi-state insurers. In general, such regulation is intended for the protection of those who purchase or use our insurance products, and not our shareholders. These rules have a substantial effect on our business and relate to a wide variety of matters including: insurance company licensing and examination; the licensing of insurance agents and adjusters; price setting or premium rates; underwriting rules and restrictions; trade practices; approval of policy forms; claims practices; restrictions on transactions between our subsidiaries and their affiliates, including the payment of dividends; investments; underwriting standards; advertising and marketing practices; capital adequacy; and the collection, remittance and reporting of certain taxes, licenses and fees. Insurance Holding Company Regulation Nearly all states have adopted the Model Insurance Holding Company System Regulation Act and Regulation as amended by the NAIC in December 2010 (the “Amended Model Act”). As part of an insurance holding company system, Homeowners of America Insurance Company (“HOAIC”), our insurance carrier, is required to register with the Texas Department of Insurance (the insurance supervisory agency of HOAIC’s state of domicile) and furnish information concerning the operations of companies within the holding company system that may materially affect the operations, management or financial condition of the insurers within the system. Under these laws, the respective state insurance departments may examine us at any time, require disclosure of material transactions and require prior notice of or approval for certain transactions. All transactions within a holding company system affecting an insurer must have fair and reasonable terms and are subject to other standards and requirements established by law and regulation. Financial Solvency Ratios The NAIC annually calculates 13 financial ratios to assist state insurance regulators in monitoring the financial condition of insurance companies. A “usual range” of results for each of these ratios is used by insurance regulators as a benchmark. Departure from the usual range on four or more of the ratios could lead to inquiries from individual state insurance Table of Contents 9 departments as to certain aspects of a company's business. In addition to the financial ratios, states also require us to calculate a minimum capital requirement for each of our insurance companies based on individual company insurance risk factors. These “risk-based capital” results are used by state insurance regulators to identify companies that require regulatory attention or the initiation of regulatory action. Restrictions on Shareholder Dividends Our insurance carrier’s capacity to pay dividends to shareholders is limited. Insurance companies must provide advance informational notice to the domicile state insurance regulatory authority prior to payment of any dividend or distribution to its shareholders. Prior approval from the state insurance regulatory authority must be obtained before payment of an “extraordinary dividend” as defined under the state's insurance code. The amount of ordinary dividends that may be paid is subject to certain limitations, the amounts of which change each year. Price Regulation Nearly all states have insurance laws requiring our carrier to file rate schedules, policy or coverage forms, and other information within the state's regulatory authority. In certain states, rate schedules, policy forms, or both, must be approved prior to use. While insurance laws vary from state to state, their objectives are generally the same: an insurance rate cannot be excessive, inadequate, or unfairly discriminatory. The speed with which we can change our rates in response to competition or in response to increasing costs depends, in part, on the willingness of state regulators to allow adequate rates for the business we write. Insurance Reserves State insurance laws require that insurance companies analyze the adequacy of their reserves annually. Our appointed actuaries must submit an opinion that our statutory reserves are adequate to meet policy claims-paying obligations and related expenses. Exiting Geographic Markets; Canceling and Non-Renewing Policies Most states regulate our carrier’s ability to exit a market. For example, states limit, to varying degrees, our ability to cancel and non-renew insurance policies. Some states prohibit us from withdrawing one or more types of insurance business from the state, except upon prior regulatory approval. Regulations that limit policy cancellation and non-renewal may restrict our ability to exit unprofitable markets. Investment Regulation Our insurance business is subject to various state regulations requiring investment portfolio diversification and limiting the concentration of investments we may maintain in certain asset categories. Failure to comply with these regulations leads to the treatment of nonconforming investments as non-admitted assets for purposes of measuring statutory surplus. Further, in some instances, state regulations require us to sell certain nonconforming investments. Insurance Guaranty Associations Each state has insurance guaranty association laws. Membership in a state's insurance guaranty association is generally mandatory for insurers wishing to do business in that state. Under these laws, associations may assess their members for certain obligations that insolvent insurance companies have incurred with regard to their policyholders and claimants. Typically, states assess each solvent association member with an amount related to that member's proportionate share of business written by all association members within the state. Most state guaranty associations allow solvent insurers to recoup the assessments they are charged through future rate increases, surcharges or premium tax credits. However, there is no assurance that we will ultimately recover these assessments. We cannot predict the amount and timing of any future assessments or refunds under these laws. Shared Market and Joint Underwriting Plans State insurance regulations often require insurers to participate in assigned risk plans, reinsurance facilities and joint underwriting associations. These are mechanisms that generally provide applicants with various types of basic insurance coverage that may not otherwise be available to them through voluntary markets. Such mechanisms are most commonly instituted for automobile and workers' compensation insurance, but many states also mandate participation in Fair Access to Insurance Requirements Plans or Windstorm Plans, which provide basic property coverage. Participation is based upon the amount of a company's voluntary market share in a particular state for the classes of insurance involved. Policies written through these mechanisms may require different underwriting standards and may pose greater risk than those written through our voluntary application process. Table of Contents 10

Statutory Accounting Principles For public reporting, insurance companies prepare financial statements in accordance with U.S. generally accepted accounting principles (“GAAP”). However, state laws require us to calculate and report certain data according to statutory accounting rules as defined in the NAIC Accounting Practices and Procedures Manual. While not a substitute for any GAAP measure of performance, statutory data frequently is used by industry analysts and other recognized reporting sources to facilitate comparisons of the performance of insurance companies. Federal Regulation Although the federal government and its regulatory agencies generally do not directly regulate the business of insurance, federal initiatives and legislation often have an impact on our business. These initiatives and legislation include tort reform proposals, proposals addressing natural catastrophe exposures, terrorism risk mechanisms, federal financial services reforms, various tax proposals affecting insurance companies, and possible regulatory limitations, impositions and restrictions arising from the Dodd-Frank Wall Street Reform and Consumer Protection Act (“Dodd-Frank”). Human Capital Management By staying true to our core values (No Jerks/No Egos; Solve Each Problem; Be Ambitious; Care Deeply; and Together We Win), we have created a company where good people can do great work and drive shareholder value. These values guide us in everything we do, from individual everyday tasks to high-level strategic planning. They foster a culture of dialogue, collaboration, and recognition that contributes to our long-term success. We are organized in a decentralized operating model, which allows our businesses to move quickly and entrepreneurially leverage a common playbook and infrastructure that benefit from shared best practices as we scale. When we acquire a company, our decentralized operating model helps us maintain momentum and entrepreneurial culture while mitigating the risks associated with integration. In most cases, we integrate acquisitions into our (1) central data platform; (2) transactional monetization to drive our business-to-business-to-consumer revenues such as insurance and warranty; and (3) operational systems, such as accounting and payroll. We engage and empower our team with continued career and learning and development opportunities. Fostering a growth mindset facilitates a culture where all voices are heard and team members can take informed risks, ask questions, and seek creative solutions to tough problems. This approach helps us build a strong bench of leaders for tomorrow’s business challenges. We are a progressive organization which values environmental, social, and corporate governance (“ESG”) initiatives. Our ESG strategy reflects the relevant issues that are most important to Porch and our stakeholders. We released our initial ESG report in November 2023. Our diversity, equity, inclusion, and belonging efforts are based on the principle that all Porch team members can bring their whole selves to work and thrive. We have a commitment throughout the organization for Porch to be a supportive and inclusive environment. We pride ourselves on our values-driven culture that fosters employee engagement and creates an attractive home for top talent. We were certified as a Great Place to Work in 2022 and 2023. As of December 31, 2023, we had a total of 895 employees, which includes 864 full-time employees. We also utilize independent contractors in the U.S. and other countries. We believe that we generally have good relationships with our employees and contractors. Available Information Our main consumer website is www.porch.com, and our corporate and investor relations website is located at www.porchgroup.com. You may access our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 with the Securities and Exchange Commission (the “SEC”) free of charge at www.porchgroup.com as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. Neither the information on these websites, nor the information on the websites of any of our brands and businesses, is incorporated by reference into this Annual Report, any other filings with, or any other information furnished or submitted to, the SEC. The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov. Table of Contents 11

Item 1A. Risk Factors The following summary risk factors and other information included in this Annual Report should be carefully considered. The summary risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not currently known to us or that we currently deem less significant may also affect our business operations or financial results. If any of the following risks actually occur, our stock price, business, operating results and financial condition could be materially adversely affected. For more information, see below for more detailed descriptions of each risk factor. • Our brands and businesses, including our insurance business, operate in an especially competitive and evolving industry. • Our future growth is dependent in part on our ability to grow our insurance business by limiting attrition and building surplus and increasing our revenue by increasing the number of sales of home-related services per customer and consumer. We may not succeed in these efforts. • The incidence, frequency and severity of weather events, extensive wildfires, and other catastrophes, particularly occurring where Porch has a concentration of homeowners insurance policyholders, or that adversely impact consumer confidence and spending behavior in the industries we serve, could have a material effect on our results of operations and financial condition. • Our insurance business and operations are subject to a variety of uncertainties, including, without limitation, regulatory approval of insurance rates, policy forms, insurance products, license applications, acquisitions of businesses or strategic initiatives, including our planned formation of the reciprocal exchange, and other matters within the purview of insurance regulators. • We rely on strategic, proprietary relationships with third parties to provide us with access to personal data and product information. • We may not be able to protect our systems, technology and infrastructure from cyberattacks and cyberattacks experienced by third parties may adversely affect us. • If personal, confidential, or sensitive user information or property data that we maintain and store is breached or otherwise accessed by unauthorized persons, it may be costly to mitigate, and our reputation could be harmed. • We rely on our ability to reach home services companies’ customers and home service-related consumers earlier than our competitors, and throughout the home buying and homeownership journey. • Our efforts to develop new insurance products, expand in targeted insurance markets, improve business processes and workflows, or make acquisitions may not be successful and may create enhanced risk. • Our brands and businesses are sensitive to general economic events, trends and conditions, including those related to, without limitation, the housing and financial markets, which impacts the demand and costs for a portion of our products and services. • Our businesses, including our insurance business, are subject to various federal, state and local laws and regulations, which could limit growth and impose additional costs on us, and we must comply with such laws, regulations and regulatory interpretations and any changes or stricter interpretations of any of the foregoing (whether through private litigation or governmental action). • We may be unable to access the capital markets when needed, which could adversely affect the ability to take advantage of business opportunities as they arise and to fund operations in a cost-effective manner. • We may face negative consequences from the actions and omissions of our service providers, and our terms and conditions may not adequately protect us from claims. • We may fail to adequately protect our intellectual property rights or may be accused of infringing the intellectual property rights of third parties. • Termination of a reinsurance contract due to distress at one of HOA’s reinsurers may expose HOA and the Company to various risks that could materially and adversely affect HOA’s and the Company’s business, financial condition, and results of operations. • Our insurance company subsidiary is dependent on the use of reinsurance. We may change the structure of our reinsurance arrangement in the future, which may impact our overall risk profile and financial and capital condition. • There can be no assurance that our planned formation of a reciprocal exchange will receive regulatory approval, and if obtained, that the approval would be based on terms as proposed or subject to additional requirements that may not be acceptable to the Company. Table of Contents 12

• The financial strength ratings of our insurance company subsidiary could be downgraded. • Increases in parts, appliance and home system prices and other operating costs could adversely impact our business, financial position, results of operations and cash flows. • Reinsurance may be unavailable at current levels and prices, which may limit our ability to write new business. Furthermore, reinsurance subjects us to counterparty risk and may not be adequate to protect us against losses, which could have a material effect on results of our operations and financial condition. • Failure to maintain our insurance carrier’s risk-based capital at the required levels could adversely affect the ability of our insurance company subsidiary to maintain regulatory authority to conduct our business. • Our insurance businesses’ loss reserves may be inadequate to cover actual losses. • Our quarterly operating results may fluctuate in the future. As a result, we may fail to meet or exceed the expectations of the market, including research analysts or investors, which could cause our stock price to decline. • Our quarterly results of operations fluctuate due to seasonality in consumer demand and historical weather trends, in addition to other factors associated with our industry. • We have a history of losses, and we may be unable to achieve or sustain profitability. • We are subject to credit risk arising from the financial soundness of counterparties, including our reinsurance partners, which may have a material adverse effect on our business, financial condition, and results of operations. • The processing, storage, use and disclosure of personal data is subject to a variety of federal and state laws and regulations and could give rise to liabilities and increased costs. • Litigation and regulatory actions could distract management, increase our expenses or subject us to material monetary damages and other remedies. • Servicing our indebtedness requires a significant amount of cash, and we may not have sufficient cash flow from our business to make such payments. • The conditional conversion features of the 2026 Notes and 2028 Notes, if triggered, may adversely affect our financial condition and operating results. • Conversion of our 2026 Notes or 2028 Notes may dilute the ownership interest of our stockholders or may otherwise depress the price of our common stock. • We face risks associated with our independent contractors. • We depend on key personnel to operate our business, and if we are unable to retain, attract and integrate qualified personnel, our ability to develop and successfully grow our business could be harmed. • We may experience risks related to acquisitions and divestitures which could adversely affect our financial results. • The price of the Company’s securities may change significantly, and investors could lose all or part of their investment as a result. • Nasdaq may delist the Company’s securities from trading on its exchange, which could limit investors’ ability to make transactions in its securities and subject the Company to additional trading restrictions. The summary risk factors described above should be read together with the text of the full risk factors below and in the other information set forth in this Annual Report, including our consolidated financial statements and the related notes, as well as in other documents that we file with the SEC. If any such risks and uncertainties actually occur, our business, prospects, financial condition and results of operations could be materially and adversely affected. These risks are more fully described below, and these risks are not the only risks that we face. Additional risks and uncertainties not currently known to us, or that we currently deem to be immaterial may also materially adversely affect our business, prospects, financial condition and results of operations. Risks Relating to Porch’s Business and Industry Our brands and businesses, including our insurance business, operate in an especially competitive and evolving industry. Our brands and businesses operate in home-related product and service industries, which include insurance, mortgage software, title insurance software, warranty, moving services, inspection software, home repair, and marketing, financial and other software for home services companies; all of which are competitive, evolving, and some of which are highly regulated. There are many existing competitors and a consistent and growing stream of new entrants, services and products. Some of our competitors are well-established, have greater functional and compliance maturity, or have better competitive positions with respect to certain geographical areas, consumer and service provider demographics, and/or types of services offered. Some of our competitors have stronger brand name recognition, better economies of scale, more developed software platforms or other intellectual property, and/or better access to capital. Additionally, the home and home-related Table of Contents 13 services industries continue to undergo consolidation and vertical integration, which may make it more difficult to compete with existing competitors and new entrants. Any of these advantages could enable these competitors to reach more consumers and service providers than we reach, offer products and services that are more appealing to consumers and service providers than our products and services, and respond more quickly and/or cost effectively than we respond to evolving market opportunities and trends, any of which could adversely affect our business, financial condition and results of operations. Alternatively, our innovative business model and our limited track record as a public company may cause confusion in the market such that failures of our competitors or companies operating in similar or adjacent spaces may impact consumer or investor perceptions of the digital home services industry as a whole. If we are unable to compete effectively against competitors, services or products or if we are unable to establish or maintain a consumer brand that resonates with customers and/or enhance our existing brands and the brands of our recently acquired companies, or if we are unable to maintain high customer satisfaction or compete with the pricing offered by our competitors, the result could be decreases in the size and level of engagement of our consumer and service provider bases, any of which could adversely affect our business, financial condition and results of operations. Our future growth is dependent in part on our ability to grow our insurance business by limiting attrition and building surplus and increasing our revenue by increasing the number of sales of home-related services per customer and consumer. We may not succeed in these efforts. Our future growth is dependent in part on our ability to grow our insurance business. The insurance industry is highly competitive and regulated, and our growth depends on our ability to continue to obtain reinsurance at levels and pricing favorable to us, manage risk, limit policy attrition, obtain regulatory alignment on our business plans and financials, and continue to build surplus to support additional growth, which may require raising capital if unable to grow organically. There can be no assurances we will be successful in these efforts. Our future growth also depends in part on increasing the revenue generated from each customer or consumer we serve. We plan on increasing this revenue by increasing the number of value-add touchpoints with customers and consumers for whom we have access rights by offering new services and by improving conversion rates and revenue generation of both existing and new services. There can be no assurances we will be successful in these efforts. Failure to increase revenue per customer or consumer may slow our growth, which could in turn have an adverse impact on our business, financial condition and results of operations. Our growth therefore depends, in part, on our ability to attract new customers, maintain existing customers, sell additional products and services to existing customers, and increase prices. This depends on our ability to understand and anticipate customers’ needs and our ability to deliver consistent, reliable, high-quality services and products. If we fail to engage new customers, continue to re-engage with our existing customers or to cross-sell additional services, our operating results could be materially impacted. The incidence, frequency and severity of weather events, extensive wildfires, and other catastrophes, particularly occurring where Porch has a concentration of homeowners insurance policyholders, or that adversely impact consumer confidence and spending behavior in the industries we serve, could have a material effect on our results of operations and financial condition. In particular, severe weather events and the effects of climate change, including, tornado and hail events, hurricanes extensive wildfires, drought, storms, flooding, and other catastrophes, and the frequency of such events, as well as the impacts of future global pandemics and other health crises, may harm our insurance business. For example, as it relates to our insurance carrier entity, we will be directly exposed to a portion of these losses. As it relates to our captive reinsurer, Porticus Re, a significant and severe weather event could cause our captive to lose all or a significant portion of its collateral which may need to be replaced by Porch to ensure continued operations. While we intend to manage our risk via reinsurance, there can be no guarantee this will adequately reduce our exposure to losses due to various risks inherent in reinsurance generally and with our reinsurance program, including, but not limited to, the inability to negotiate reinsurance contracts at renewal at acceptable terms or at all, our limited number of reinsurance partners, large catastrophes that exceed our aggregate reinsurance coverage limits, the inability or unwillingness of counterparties to pay us reinsurance receivables we believe we are owed, multiple losses in a single year that exceed our ability to reinstate reinsurance contracts, and the potential for fraud or misrepresentation committed by our reinsurance partners. The availability of reinsurance and its price are generally determined in the reinsurance market by conditions beyond our control and can be negatively impacted by such severe weather events and the effects of climate change, including, tornado and hail events, hurricanes, extensive wildfires, drought, flooding and other catastrophes, and the frequency of such events, as well as the impacts of future global pandemics and other health crises, may harm our insurance business. Additionally, a significant increase in insurance claims and the cost of the claims by consumers who purchase our insurance could reduce our access to reinsurance. These events have in the past and could in the future negatively affect the economy in general, and the housing and home services markets in particular. Table of Contents 14

These events and trends could also result in decreased marketing and advertising expenditures by service providers or cash flow problems for service providers that could affect their ability to pay us subscription fees, their ability to purchase leads from us and the success of any revenue sharing arrangements with them or could result in service providers decreasing and/ or delaying subscription fees paid for our platform or being more likely to default on incurred fees, which would result in decreased revenue. Any of these events that could negatively affect the home industries we serve and could adversely affect our business, financial condition and results of operations. Marketing efforts designed to drive traffic to our brands and businesses may not be successful or cost-effective. Attracting home services companies and consumers to our brands and businesses involves considerable expenditures for online and offline marketing and sales. We have made, and expect to continue to make, significant marketing expenditures, primarily for digital marketing such as paid search engine marketing, display advertising and third-party affiliate agreements. These efforts may not be successful or cost-effective. Our ability to market our brands on any given property or channel is subject to the policies of the relevant third-party seller or publisher of advertising or marketing affiliate. As a result, we cannot assure you that these parties will not limit or prohibit us from purchasing certain types of advertising, advertising certain of our products and services and/or using one or more current or prospective marketing channels in the future. If a significant marketing channel took such an action generally, for a significant period of time and/or on a recurring basis, our business, financial condition and results of operations could be adversely affected. In addition, if we fail to comply with the policies of third-party sellers, publishers of advertising and/or marketing affiliates, our advertisements could be removed without notice and/or our accounts could be suspended or terminated, any of which could adversely affect our business, financial condition and results of operations. In addition, our failure to respond to rapid and frequent changes in the pricing and operating dynamics of marketing channels, as well as changing policies and guidelines applicable to digital advertising, which may unilaterally be updated by search engines without advance notice, could adversely affect our digital marketing efforts and free search engine traffic. Such changes could adversely affect the placement and pricing of paid listings, as well as the ranking of our brands and businesses within search results, any or all of which could increase our marketing expenditures, particularly if free traffic is replaced with paid traffic. Additionally, our competitors may engage in marketing strategies and search engine optimization techniques that increase the relative ranking of their brands and businesses within search engine results at the expense of our rankings within such search results. This could have a negative impact on the results of our search engine marketing efforts. Any or all of these events could adversely affect our business, financial condition and results of operations. We rely on strategic, unique relationships with third parties to provide us with access to derive personal data and information, and property data. We rely on strategic relationships with third parties, including home services companies, to provide us with access to derive personal information, including property data, about their customers in exchange for giving such companies access to our ERP and CRM services or other value. In the future, any of these third parties could sever its relationship with us, change its data sharing policies, including making them more restrictive, or alter its own data collection practices, any of which could result in the loss of, or significant impairment to, our ability to access, collect and use personal information about their customers or consumers. We also license data from third-party data brokers and other data suppliers. However, we cannot provide assurance that we will continue to be able to access, collect or use personal information or property data provided by consumers, service providers and commercial partners as we currently do or may want to do in the future. Our ability to access, collect and use personal information and property data provided by these parties may be adversely affected by federal and state laws and regulations that make it burdensome for us to collect or use personal information and property data. Additionally, our collection and use of personal information or property data may cause privacy concerns of the individuals from whom we collect personal information, privacy and reputational concerns of commercial partners that provide us with end customer personal information and property data, and adverse consumer reaction to our marketing practices. This could cause us to lose customers and reduce the number of commercial partners using our platforms. We also use consumer data that we directly collect from consumers or license from third parties to engage in targeted marketing based upon such consumer data and their online behavior. Practices in this industry are under scrutiny by federal and state law enforcement agencies and regulators in light of new and proposed federal and state laws, and pressure from some lawmakers and privacy advocates regarding how consumer data is collected and used in the ad tech industry. If we are unable to collect information from our customers or our service providers and commercial partners do not continue to provide us with information of their customers, or if applicable laws prohibit or materially impair our use of such information, our ability to provide services to consumers and drive consumer access to service providers may be materially Table of Contents 15 impacted. This may make our products, services and pricing for such products and services less appealing to consumers and service providers, which in turn may lead to reduced utilization of our products and services. To the extent any of the foregoing occurs, our business, financial condition and results of operations may be adversely impacted. We may not be able to protect our systems, technology and infrastructure from cyberattacks and cyberattacks experienced by third parties may adversely affect us. If personal, confidential, or sensitive user information or property data that we maintain and store is breached or otherwise accessed by unauthorized persons, it may be costly to mitigate, and our reputation could be harmed. We receive, process, store and transmit a significant amount of personal, confidential or sensitive personal information and property data about consumers that use our products and services, as well as our employees. While we continuously develop and maintain systems designed to protect the security, integrity and confidentiality of this information, we cannot guarantee that inadvertent or unauthorized use or disclosure will not occur or that third parties will not gain unauthorized access to this information. When such events occur, we may not be able to remedy them, we may be required by law to notify regulators, impacted individuals and commercial partners, and it may be costly to mitigate the impact of such events and to develop and implement protections to prevent future events of this nature from occurring. If we or any third party that we engage to host our platforms or to otherwise store or process data experience a breach of security, third parties could gain unauthorized access to personal data about our users and subscribers. As a result, or associated with any required regulatory disclosures, we could face governmental enforcement actions, significant fines, litigation (including consumer class actions), claims for breach of contract and/or indemnity by third parties, and harm to the reputation of our brands and business, each of which could adversely affect our business, financial condition and results of operations. A single breach could result in claims for damages or indemnification from many counterparties. Any such breach or other unauthorized access could indirectly harm the reputation of our brands and businesses and, in turn, adversely affect our business, financial condition and results of operations. Even if we do not experience such events firsthand, the impact of any such events experienced by third parties including service providers, could indirectly harm the reputation of our brands and businesses and, in turn, adversely affect our business, financial condition and results of operations. We may be attacked by perpetrators of malicious technology-related events, such as the use of botnets, malware or other destructive or disruptive software, distributed denial of service attacks, phishing, attempts to misappropriate user information and account login credentials, ransomware attempts, and other similar malicious activities including malicious activities from internal bad actors. The incidence of events of this nature is on the rise worldwide. While we continuously develop and maintain systems designed to detect and prevent events of this nature from impacting our systems, technology, infrastructure, products, services and users, have invested and continue to invest in these efforts and related personnel and training, and deploy data minimization strategies where appropriate, our efforts may not be successful. These efforts, which include developing and maintaining the systems of recently acquired companies, are costly and require ongoing monitoring and updating as technologies change and efforts to overcome preventative security measures are becoming more sophisticated. Despite these efforts, some of our systems have experienced past security incidents, none of which had a material adverse effect on our business, financial condition and results of operations, and we could experience significant events of this nature in the future. Any event of this nature that we experience could damage our systems, technology and infrastructure and/or those of our users, prevent us from providing our products and services, compromise the integrity of our products and services, damage our reputation, erode our brands and/or be costly to remedy, and may subject us to investigations by regulatory authorities, fines, claims for breach of contract or indemnity by third parties and/or litigation that could result in liability to third parties. Even if we do not experience such events firsthand, the impact of any such events experienced by third parties could have a similar effect. Our business model relies in large part on selling or otherwise providing certain consumer personal information to third parties. These third parties may be subject to similar cyberattacks and there can be no assurance that such third parties have adequate cybersecurity infrastructure to prevent breaches of the personal data sold to them by us. We may not have adequate insurance coverage to compensate for losses resulting from any of the above events. If we or any third party with whom we do business or otherwise rely upon experience an event of this nature, our business, financial condition and results of operations could be adversely affected. We rely on our ability to reach home services companies’ customers and home service-related consumers earlier than our competitors, and throughout the homebuying and homeownership journey. Our competitors could find ways to reach these customers and consumers earlier than us or at other times during the homebuying and homeownership journey. Our consumer access model allows us to market and offer services to home services companies’ customers very early and throughout the homebuying and homeowning journey. We also have relationships with commercial partners that provide us with data about consumers who may require a variety of home services early and throughout the homebuying and homeownership journey. There can be no assurances that we will continue to receive access to these customers and consumers relative to our competitors. Our competitors may adopt a similar model or may develop a new model that Table of Contents 16 affords them similar or earlier access. Any erosion of our competitive advantage in access to home services companies’ customers and home service-related consumers may impair future opportunities to monetize those customers and impact our retention rates, which in turn could adversely impact our business, financial condition and results of operations. Even if we capture early access to home services companies’ customers, if we are unable to convert that access into sales of our services and products, it could negatively impact revenue growth and adversely impact our business, financial condition and results of operations. Our ability to communicate with home services companies, consumers and service providers via telephone, text (SMS) messaging, email, direct mail or other sufficient means is critical to our success. Our primary means of facilitating contact among us, home services companies, consumers and service providers is the use of telephone calls, text (SMS) messages and email. We also communicate with these parties through direct mail messages. Through these channels, we provide consumers with service request updates and service providers with updates regarding consumer matches, jobs they take, subscriptions and memberships, as well as present or suggest new products and services (among other things) and market our products and services in a cost-effective manner to home services companies, consumers and service providers. As consumers increasingly communicate via mobile and other digital devices and messaging and social media apps, usage of certain channels such as telephone, email or direct mail has declined, particularly among younger consumers, and we expect this trend to continue. In addition, regulatory, deliverability and other restrictions could limit or prevent our ability to these channels to communicate with home services companies, consumers and service providers. The use of internet to reach consumers or service providers are subject to various laws and regulations governing digital commerce, the internet, mobile applications, search engine optimization, behavioral advertising, privacy and email marketing, and the enforcement of laws and regulations, including further development and adoption of new laws and regulations in this area may have a negative impact on our business. Furthermore, third-party operators of the channels we use to communicate with these groups may face pressure from regulators to give end users the ability to block, mute or otherwise disfavor certain types of marketing communications via such channels. We cannot assure you that any alternative means of communication will be as effective as our current messaging channels have been. A continued and significant erosion in our ability to communicate with these groups for any reason could adversely impact the overall user experience, consumer and service provider engagement levels and conversion rates, which could adversely affect our business, financial condition and results of operations. Our success will depend, in substantial part, on the continued migration of the home and home-related services market online. We believe that the digital penetration of the home and home-related services market remains low, with the vast majority of consumers continuing to search for, select and hire service providers offline. While many consumer demographics have been and remain averse to finding service providers online, others have demonstrated a greater willingness to purchase such services online. Whether or not service providers turn to Internet platforms will depend, in substantial part, on whether online products and services help them to better connect and engage with consumers relative to traditional offline efforts. The speed and ultimate outcome of the transition of the home and home-related services market online for consumers and service providers is uncertain and may not occur as quickly as we expect, or at all. The failure or delay of a meaningful number of consumers and/or service providers to migrate online and/or the return of a meaningful number of existing participants in the online home services market to offline solutions could adversely affect our business, financial condition and results of operations. Our efforts to develop new insurance products, expand in targeted insurance markets, improve business processes and workflows, or make acquisitions may not be successful and may create enhanced risk. Our efforts to develop new products, expand in targeted insurance markets, improve business processes and workflows, or make acquisitions may require us to make substantial expenditures and may not be successful, and even if successful, they may create additional risks including, but not limited to: • Changes to our business processes or workflow, including the use of new technologies, may give rise to execution risk. • Models underlying automated underwriting and pricing decisions may not be effective. • Demand for new products or expansion into new markets may not meet our expectations. • New products or services and expansion into new markets may change our risk exposures, and the data models we use to manage such exposures may not be as effective as those used in existing markets or with existing products. Table of Contents 17

• Acquisitions may not be successfully integrated, resulting in substantial disruption, costs, or delays, and adversely affecting our ability to compete, and may also result in unforeseen liabilities or impact our credit ratings, and • In connection with the conversion of policyholders to a new product, some policyholders’ pricing may increase, while the pricing for other policyholders may decrease, the net impact of which could negatively impact retention and profit margins. These efforts may require substantial expenditures, which may negatively impact results in the near term and if not successful, could materially and adversely affect our business, financial condition, and results of operations. Our brands and businesses are sensitive to general economic events, trends and conditions, including those related to, without limitation, the housing and financial markets, which impact the demand for certain of our products and services. Our businesses are sensitive to events and trends, such as a general economic downturn, health of the housing market, inflation or sudden disruption in business conditions, a recession or fears of a recession, consumer confidence, spending levels and access to credit, which could result in decreases in demand for insurance, home mortgages, warranty, moving and inspection services, home repair, and marketing, financial and other software for home services companies and providers. Any such decreases could result in turnover of our consumer and service provider base and/or adversely impact the breadth of services offered through our service market platform, our home-related services, and our warranty and insurance products. Demand for certain of our products and services generally decreases as the number of housing purchasing and refinance transactions decrease. The housing market is seasonal, cyclical and affected by significant conditions beyond our control. The number of housing transactions in which certain of the Company’s products and services are purchased have been, and may continue to be, impacted by the following situations, among others: • high, volatile or rising mortgage interest rates; • availability of credit, including commercial and residential mortgage funding; • real estate affordability, housing supply rates, home building rates, housing foreclosures rates, multi-family housing fundamentals, and the pace of home price appreciation or the lack of it; • slow economic growth or recessionary conditions and other macroeconomic conditions, which may be impacted by national or global events (such as the COVID-19 pandemic); • local, state and federal government intervention in the financial markets; • increased unemployment or declining or stagnant wages; • changes in household debt levels and disposable income; • changing trends in consumer spending; • fewer homebuyers electing to get a home inspection; and • changing expectations for inflation and deflation. Any adverse impact on a macro level to the housing or financial markets generally could have an adverse impact on our business, results of operations and financial condition. We may be unable to access the capital markets when needed, which could adversely affect the ability to take advantage of business opportunities as they arise and to fund operations in a cost-effective manner. Our ability to grow our business may depend in part on the ability to access capital when needed to strategically grow our operations and provide statutory surplus to grow our insurance business. Capital markets may become illiquid from time to time, and we cannot predict the extent and duration of future economic and market disruptions or the impact of any government interventions. We may not be able to obtain financing on acceptable terms, or at all. If we require capital but cannot raise it or cannot obtain financing on acceptable terms, our business, financial condition, and results of operations may be materially adversely affected, and we may be unable to execute our long-term growth strategy. If we are unable to deliver effective customer service, it could harm our relationships with our existing home services companies, consumers, service providers and commercial partners and adversely affect our ability to attract new home services companies, consumers, service providers and commercial partners. Our business depends, in part, on our ability to satisfy our home services companies, consumers and service providers, both by providing access to services that address the needs of consumers and service providers and providing services and software-based solutions to home services companies that address their business needs. Our customer support personnel Table of Contents 18 also sell our products and services. If our sales efforts are not satisfactory, consumers may choose not to do business with us, or we may suffer reputational costs. Additionally, our home services companies, consumers and service providers depend on our customer support personnel to resolve technical issues relating to the use of our products and services. We may be unable to respond quickly to accommodate short-term increases in demand for support services or may otherwise encounter a customer service issue that is difficult to resolve. If a home services company, consumer or service provider is not satisfied with the quality or responsiveness of our customer service, we could incur additional costs to address the situation or the home services company, service provider, or consumer (and commercial partners who provide us with their customers’ data) may choose not to do business with us or we may suffer reputational costs. As we do not separately charge our home services companies, consumers and service providers for support services, increased demand for our support services would increase costs without corresponding revenue, which could adversely affect our business, financial condition and results of operations. In addition, regardless of the quality or responsiveness of our customer service efforts, home services companies, consumers, service providers and commercial partners that are not satisfied with outcomes may choose to terminate, or not to renew, their relationships with us. Certain parts of our business are highly dependent on the ease of use of our products and services and positive recommendations from our existing home services companies, consumers and service providers. Any failure to maintain high-quality or responsive customer service, or a market perception that we do not maintain high-quality or responsive customer service, could harm our reputation, cause us to lose home services companies, consumers or service providers and adversely impact our ability to sell our products and services to prospective consumers. We may face negative consequences from the actions and omissions of our service providers, and our terms and conditions may not adequately protect us from claims. Under our agreements with consumers and service providers, our service providers, and not us, are responsible for the actions and omissions of our service providers. However, consumers may still bring claims against us for actions and omissions of service providers, and the service providers may deny responsibility for or be unable to pay any resulting liability. Additionally, certain agreements with our commercial partners obligate us to indemnify such commercial partners against third-party claims resulting from the actions and omissions of the service providers we engage to provide services to consumers referred to us by those commercial partners. These claims may be expensive and may divert management’s time away from our operations. We may not have adequate insurance coverage to compensate for losses resulting from these claims, and too many or certain types of claims may result in increased premiums or denial of coverage. In addition, we may be deemed, correctly or incorrectly, a contractor with respect to our service providers, which may subject us to licensure and/or bonding requirements and may subject us to penalties for past operations. Any of the foregoing could adversely affect our business, financial condition and results of operations. In general, our consumers and our service providers agree to our customer terms and conditions by accessing our services online. However, some consumers or service providers who access our services only by phone, and consumers who come to us from third-party lead sources, may not click through to our terms and conditions. If consumers or service providers do not agree to our terms and conditions for any reason, we may face increased litigation risk, which could in turn adversely affect our business, financial condition and results of operations. Our success depends, in part, on our ability to develop and monetize versions of our products and services for mobile and other digital devices. As consumers increasingly access products and services through mobile and other digital devices, we will need to continue to devote significant time and resources to develop new applications and functionalities to ensure that our products and services are accessible across these platforms. If we do not keep pace with evolving online, market and industry trends, including the introduction of new and enhanced digital devices and changes in the preferences and needs of consumers and service providers generally, offer new and/or enhanced products and services in response to such trends that resonate with consumers and service providers, monetize products and services for mobile and other digital devices as effectively as our traditional products and services and/or maintain related systems, technology and infrastructure in an efficient and cost- effective manner, our business, financial condition and results of operations could be adversely affected. In addition, the success of future mobile and other digital products and services depends on their interoperability with various third-party operating systems, technology, infrastructure and standards, including rapidly evolving mobile data privacy standards, over which we have no control. Any changes to any of these things that compromise the quality or functionality of our mobile and other digital products and services could adversely affect their usage levels and/or our ability to attract consumers and service providers, which could adversely affect our business, financial condition and results of operations. Table of Contents 19

The nature of our platform is complex and highly integrated, and if we fail to successfully manage releases or integrate new solutions, it could harm our business, financial condition, and results of operations. We manage a complex platform of solutions that consists of our software and services for companies and products for consumers. Many of our solutions include a large number of product centers that are highly integrated and require interoperability with other Porch products, as well as products and services of third-party service providers. Due to this complexity and the development cycles under which we operate, we may experience errors in our software, corruption or loss of our data or unexpected performance issues from time to time. For example, our solutions may face interoperability difficulties with software operating systems or programs being used by our customers, or new releases, upgrades, fixes or the integration of acquired technologies may have unanticipated consequences on the operation and performance of our other solutions. If we encounter integration challenges or discover errors in our solutions late in our development cycle, it may cause us to delay our launch dates. Any major integration or interoperability issues or launch delays could adversely affect our business, financial condition, and results of operations. We may fail to adequately protect our intellectual property rights or may be accused of infringing the intellectual property rights of third parties. We rely upon trademarks, trade dress, domain names and logos to market our brands and businesses and to build and maintain brand loyalty and recognition, as well as upon trade secrets. We rely on a combination of laws and contractual restrictions on access to and use of proprietary information with employees, independent contractors, home services companies, consumers, service providers, commercial partners, suppliers, affiliates and others to establish and protect our and their various intellectual property rights. No assurances can be given that these efforts will result in adequate trademark and service mark protection, adequate domain name rights and protections. Despite these measures, challenges to our intellectual property rights could still arise, third parties could copy or otherwise obtain and use our intellectual property without authorization, and/or laws regarding the enforceability of existing intellectual property rights could change in an adverse manner. We may also be subject to claims from third parties in the future related to alleged intellectual property infringement by us. These claims, if resolved in a manner adverse to us, could result in significant liabilities and could restrict or prohibit our ability to use the technology on which we rely. Even if these claims are resolved in our favor, such claims could result in significant expenses and could distract our management until resolved. The occurrence of any of these events could result in the erosion of our various brands and limitations on our ability to operate our business, as well as impede our ability to effectively compete against competitors with similar technologies, any of which could adversely affect our business, financial condition and results of operations. Risks Relating to Our Insurance Business Termination of a reinsurance contract due to distress at one of HOA’s reinsurers may expose HOA and the Company to various risks that could materially and adversely affect HOA’s and the Company’s business, financial condition, and results of operations. In the third quarter of 2023, HOA, a subsidiary of Porch Group, discovered that for one of its reinsurance contracts for which capital was arranged by Vesttoo, there were allegations of fraudulent activity in connection with collateral provided to HOA and certain other third parties which allegations have now been confirmed. As a result, and in accordance with the terms of the reinsurance agreement, HOA terminated the associated contract on August 4, 2023, with an effective date of July 1, 2023. Had HOA not terminated the contract, the contract would have expired on its own terms on December 31, 2023. The agreement with this reinsurer provided coverage for 40% of HOA’s core book and coverage up to approximately $175 million in a catastrophic event. Following the effective date of the termination, HOA seized approximately $47.6 million in available liquid collateral from a reinsurance trust, of which HOA was the beneficiary. In addition, HOA has secured supplemental reinsurance coverage in the amount of approximately $146.3 million, replacing nearly all of the reinsurance coverage for certain catastrophic weather events that was in place under the terminated reinsurance contract. HOA is currently seeking additional supplemental reinsurance coverage in order to maintain adequate coverage in future periods against potential excess losses in the event of a severe weather event for which it has not obtain supplemental coverage and to satisfy regulatory and rating agency requirements. Regardless of whether additional supplemental coverage is obtained, HOA will continue to remain obligated with respect to all claims and claim settlement expenses under its policies, including claims incurred but not yet reported for prior periods, and claims and expenses that are no longer subject to the reimbursement rights in favor of HOA under the terminated reinsurance contract and for which HOA has not obtained adequate supplemental coverage. The Company intends to pursue its rights with respect to the letter of credit required by the reinsurance contract in the amount of $300 million as additional collateral, which advisors to the issuing bank have alleged is invalid. The Company was Table of Contents 20 appointed to the statutory committee of unsecured creditors in the Chapter 11 bankruptcy of Vesttoo and intends to pursue recovery for all losses and damages incurred. Notwithstanding the receipt of supplemental reinsurance coverage, the TDI placed HOA under its supervision following the release of HOA’s statutory accounts for the quarter ending June 30, 2023, and Demotech subsequently withdrew its financial stability rating. The Company worked closely with the TDI to restore surplus to an appropriate level following HOA’s placement under TDI supervision and made a $57 million cash investment into HOA to increase surplus in exchange for a $49 million surplus note and the purchase of all rights from HOA for potential claims related to the fraud connected to Vesttoo and others. In addition, HOA submitted a formal operational plan to the TDI for its review and worked closely with both the TDI and Demotech to resolve their concerns to exit supervision and regain its financial stability rating. On November 2, 2023, the TDI released HOA from regulatory supervision and on November 8, 2023 Demotech reinstated HOA’s A rating. Termination of the reinsurance contract, the events that followed as described in this risk factor, and other events that may occur in the future directly or indirectly as a result of the termination of the reinsurance contract and alleged fraud committed by Vesttoo and others, could subject HOA and the Company to significant and unforeseen risks. Any or all of the known and other unknown and unforeseen risks could have a material and adverse impact on HOA’s and the Company’s business, operations, financial condition, and results of operations. These risks include, but are not limited to, risks associated with: • the surplus note, including HOA’s ability to make timely payments of principal and interest, repay the surplus note in full, and the Company’s ability to recover any unpaid amounts to the extent HOA is unable to repay the principal and interest in full; • enforcing and recovering the collateral underlying the letter of credit and pursuing potential claims related to the fraud connected to Vesttoo and others, including the time and expense associated with pursuing potential claims and the uncertainty associated with obtaining any recoveries in excess of costs, and the uncertainty of obtaining any recoveries at all; • the reciprocal exchange, including the impact TDI’s previous regulatory supervision of HOA may have on the timing and approval of the reciprocal exchange; • securing and maintaining sufficient replacement reinsurance coverage on terms and costs favorable to HOA to maintain adequate coverage in future periods against potential excess losses in the event of a severe weather event for which HOA has not obtained adequate supplemental coverage, and to satisfy regulatory and rating agency requirements; • maintaining adequate surplus levels to satisfy regulatory requirements; and • HOA’s continuing ability to stay out of regulatory supervision and maintain its financial stability rating. We face a variety of risks through our expansion into the insurance business. In 2021, we expanded our insurance operations through the acquisition of HOA, a leading property and casualty insurance company focused on products in the residential homeowner space. We are a full-service insurance company operating in 22 states exposing us to the regulatory risk of complying with insurance laws that vary by state as well as underwriting and claims management risk. Other risks of our entry into the insurance business include, without limitation, difficulties integrating the new insurance business with our ongoing operations, potential diversion of management’s time and other resources from our previously-established lines of business, the need for additional capital and other resources to expand into this new line of business, and inefficient integration of operational and management systems and controls. We bear the cost of paying insured claims. As a result, the likelihood of being significantly affected by the risks inherent to the insurance industry, and the magnitude of such risks, are increased. Claims costs may be adversely affected by increases in costs of home repair as a result of inflated material costs, supply chain shortages, increases in labor costs, and demand surge during catastrophic events. In addition, prices for raw materials, such as lumber and steel, are subject to market volatility. We cannot predict the extent to which our insurance carrier business line may experience future increases in claims costs. To the extent such costs increase, we may be prevented, in whole or in part, from passing these cost increases through to our existing and prospective customers. Such increases in costs could have a material adverse impact on our consolidated business, financial position, results of operations, and cash flows. Although we follow the industry practice of transferring, or ceding, part of the risk we have assumed to a reinsurance company in exchange for part of the premium we receive in connection with the risk or securing excess of loss reinsurance coverage, we may not be able to successfully mitigate our risk through such reinsurance arrangements. Although reinsurance would make the reinsurer liable to us to the extent the risk is transferred to the reinsurer or we have coverage Table of Contents 21 under an excess of loss reinsurance arrangement, it will not relieve us of our liability to our policyholders. If any of our reinsurers are unable or unwilling to pay amounts they owe us in a timely fashion, we could suffer a significant loss or a shortage of liquidity, which would have a material adverse effect on our business and results of operations. In addition, reinsurance may not be available for an acceptable cost or at all. Failure to successfully mitigate an acceptable portion of our risk could materially and adversely affect our ability to write insurance business and harm our business. If our actual losses from insured claims were to exceed our loss reserves, our business, financial condition and results of operations would be adversely affected. The Company has implemented a reinsurance program, which includes the use of a captive reinsurer. Under this arrangement, the captive owned by the Company serves as the reinsurer, and the consolidated books and tax returns of the Company reflect a liability consisting of the full reserve amount attributable to the reinsured business, which is significantly higher than previous years’ insurance related liabilities. The success of the Company’s captive reinsurance program is dependent on a number of factors outside the control of the Company, including, but not limited to, weather events, continued access to financial solutions, a favorable regulatory environment, and the overall tax position of the Company. If the captive reinsurance program is not successful, the Company’s financial condition could be adversely impacted. Additionally, capital held by the captive cannot be used elsewhere within the Company without applicable regulatory pre-approval. HOA is highly dependent on maintaining successful relationships with third-party independent agents and agencies. Negative changes in such relationships could adversely affect HOA’s insurance business, including, but not limited to, reduced sales, the loss of existing policies, the need to lower prices, or the need to pay higher commissions. In addition, although such agents/agencies are appointed as independent contractors with the authority to solicit and bind insurance policies on HOA’s behalf any misconduct on their part could have an adverse effect on our business, financial conditions, reputation and results of operations. We are also subject to the cyclical nature of the insurance industry. The financial performance of the insurance industry has historically fluctuated with periods of lower premium rates and excess underwriting capacity resulting from increased competition followed by periods of higher premium rates and reduced underwriting capacity resulting from decreased competition. Although the financial performance of an insurance company depends on its own specific business characteristics, the profitability of many insurance companies tends to follow this cyclical market pattern. Because the cyclical nature of the market is due in large part to the actions of competitors and general economic factors, we cannot predict the timing or duration of changes in the market cycle. We may change the structure of our reinsurance arrangement in the future, which may impact our overall risk profile and financial and capital condition. We may be unable to negotiate new reinsurance contracts to provide continuous coverage or negotiate reinsurance on the same terms and rates as are currently available, as such availability depends in part on factors outside of our control. A new contract may cost more, or may not provide sufficient reinsurance protection. Market forces and external factors, such as significant losses from hurricanes or terrorist attacks or an increase in capital requirements, has impacted, and likely to continue to impact, the availability and cost of the reinsurance we purchase. If we were unable to maintain our current level of reinsurance, extend our reinsurance contracts or purchase new reinsurance protection in amounts that we consider sufficient at current or acceptable prices, we would have to either accept an increase in our exposure, reduce our insurance writings or develop or seek other alternatives. The unavailability of acceptable reinsurance protection would have an adverse impact on our business model, which depends on reinsurance companies to absorb any unfavorable variance from the level of losses anticipated at underwriting. If we are unable to obtain adequate reinsurance at reasonable rates, we would have to increase our risk exposure or reduce the level of our underwriting commitments, each of which could have a material adverse effect upon our business volume and profitability. Alternatively, we could elect to pay higher than reasonable rates for reinsurance coverage, which could have a material adverse effect upon our profitability until policy premium rates could be raised, in most cases subject to approval by state regulators, which could cause long delays to offset this additional cost. There can be no assurance that our planned formation of a reciprocal exchange will receive regulatory approval, and if obtained, that the approval would be based on terms as proposed or subject to additional requirements that may not be acceptable to the Company. There can be no assurance that the Texas reciprocal exchange (the “Reciprocal”) will commence business. In 2023, we filed an application to form and license the Reciprocal with the Texas Department of Insurance (“TDI”). Applications of this nature involve intensive dialog with regulators that can result in material changes to all aspects of the business plan originally presented, including changes that could cause Porch to terminate and not proceed with its plans to form the Reciprocal. Matters within the scope of the TDI’s review include but are not limited to those listed below: • the adequacy of the Reciprocal's and HOAIC’s capitalization and methods used to capitalize it; Table of Contents 22

• the terms of the Reciprocal's governing documents, including the compensation paid to the attorney-in-fact; • the premiums to be charged by the Reciprocal and the benefits offered to its subscribers; • the amount and duration of the subscriber contribution paid by its subscribers • the Reciprocal’s relationship with Porticus Re and HOA’s managing general agency, including reinsurance premium, commissions and fees charged by them for services as general agent; • the powers and composition of the Reciprocal’s subscribers' committee; and • the terms of sale of HOAIC to the Reciprocal. Insurance is regulated on a state-by-state basis. Approval by the TDI, if obtained, applies only to the Reciprocal's ability to operate in Texas. Expansion outside of Texas will require additional state-by-state applications, with each application subject to dialog with state regulators that can result in changes unfavorable the Reciprocal, including changes that could cause Porch to terminate plans to expand the Reciprocal into specific states. Under existing GAAP, we expect the Reciprocal will consolidate with Porch for financial reporting purposes. While deconsolidation of the Reciprocal from Porch is a goal, there is no assurance that our plan for achieving deconsolidation will be successful, nor can there be any assurance that deconsolidation will be achieved in the future. Accordingly, all the risk factors identified in this section that currently adversely affect our existing insurance business will continue to adversely affect our business, prospects, financial condition and results of operations if the Reciprocal successfully commences business. If Porch’s plans are implemented, the sole sources of insurance income available to Porch will be (a) the management fee received by its subsidiary that will serve as the attorney-in-fact (“AIF”) of the Reciprocal, (b) commissions and fees charged by HOA’s managing general agency and AIF for services as general agent and (c) reinsurance premiums paid by the Reciprocal to Porticus Re, our Cayman Islands captive reinsurance company. An attorney-in-fact's income is the product of two factors: (a) the gross written premium paid to the reciprocal exchange by subscribers plus reinsurance premiums paid to the reciprocal exchange by affiliated insurers, multiplied by (b) the percentage of gross written premium set by the reciprocal exchange's governing documents. Porch has proposed governing documents that set a maximum fee, but allow the attorney-in-fact to set a lower fee. There are various factors that can influence the attorney-in-fact’s decision to set the fee at a specific level including, but not limited to, the reciprocal exchange's financial strength, capital position, projected revenue and expenses and competitive position in the market. If the amount of gross written premiums paid to the Reciprocal decreases for any reason, the fee revenue of the attorney-in- fact will correspondingly decrease. The risk factors that adversely affect insurance sales within our existing insurance businesses will apply to insurance sales by the Reciprocal. As an entirely new entity, there can be no assurance how the Reciprocal will be received by consumers, regulators, rating agencies, and entities that historically refer business to HOA. Our efforts to encourage a transition of policyholders from HOAIC to the Reciprocal may result in a number of existing HOAIC policyholders shifting their business to other insurers, leading to a decrease in the overall level of premium currently written in the insurance segment of our business. Likewise, if the fee percentage decreases, the fee revenue to the attorney-in-fact will correspondingly decrease. Events that may result in a decrease in an attorney-in-fact's fee include, but are not limited to price competition, regulatory disapproval of our rates or the AIF fee. An attorney-in-fact is a separate legal entity from a reciprocal exchange. The reciprocal exchange is managed by an independent subscribers committee over which Porch will have no control. Porch will be the owner of the attorney-in-fact and will not possess any legal ownership in the reciprocal exchange. If the Reciprocal, through its subscribers committee, terminates Porch as its attorney-in-fact, Porch will no longer have access to the attorney-in-fact fees or reinsurance premiums as sources of revenue and a significant portion of revenue from the insurance business. Additionally, Porch would lose access to the admitted insurance carrier. A reciprocal exchange has no mechanism by which dividends or distributions of profits can be paid to an attorney-in-fact. The sale of HOAIC to the Reciprocal will result in Porch no longer having access to dividends from HOAIC. Except for the fees and commissions paid to the AIF and Homeowners of America MGA, Inc, Porch will derive no cash flow benefit from profitable operating results in the Reciprocal or HOAIC. Nothing in the laws governing Texas reciprocal exchanges makes an attorney-in-fact liable for losses incurred by a reciprocal exchange. Nevertheless, Porch, through its ownership of the AIF, will have an interest in the financial condition of the Reciprocal. If the Reciprocal fails to maintain acceptable levels of financial strength and ratings, its competitive position in the market would be adversely affected. Anything that adversely affects premium income to the Reciprocal Table of Contents 23 results in decreased fee revenue to the AIF. Porch may, for various business reasons impossible at present to predict, decide to provide additional surplus to the Reciprocal in response to future adverse financial developments in the Reciprocal's business. Nothing herein, however, constitutes a commitment by Porch to make contributions to the surplus of the Reciprocal under any circumstances. In the unlikely event that the Reciprocal were to become insolvent, existing law allows the TDI to commence a receivership proceeding over the Reciprocal. An exchange cannot be a debtor under the Federal Bankruptcy Code. A Texas receiver may be able to compel the attorney-in-fact to continue providing services to a reciprocal exchange that is involved in a receivership proceeding. A Texas receiver may also bring action against an attorney-in-fact within a receivership proceeding based on available theories of damages arising from the attorney-in-fact's management of the reciprocal exchange. While various single business enterprise theories may also be asserted by a Texas receiver to obtain jurisdiction over the assets of an attorney-in-fact, the success of any such assertion of jurisdiction is uncertain under existing law and would be highly dependent upon the facts and circumstances existing at the time. The material risks to Porch from operating its insurance business through a reciprocal exchange may differ considerably from risks described herein due to requirements imposed on Porch and the Reciprocal by the TDI as conditions for approving the formation and licensing of the Reciprocal, or by insurance regulators in other states as conditions for granting insurance licenses to the Reciprocal, which requirements cannot be known at this time. The financial strength ratings of our insurance company subsidiary could be downgraded. Financial strength ratings reflect a rating agency’s opinion of our insurance company subsidiary’s financial strength, operating performance, strategic position and ability to meet obligations to policyholders. Our ratings are subject to periodic review and there is no assurance that our ratings will not be changed. Rating agencies could change or expand their requirements or could find that our insurance company subsidiary no longer meet the criteria established for current ratings. Insolvencies or credit downgrades of our reinsurance partners could impact the rating agency’s opinion of our insurance company subsidiary’s financial strength and ability to meet obligations to policyholders causing a downgrade or withdrawal of the rating. The current rating agency used for the insurance business could go out of business or become unacceptable to partners of the insurance business, leaving the company without a rating until a new rating could be achieved with a different rating agency. There is no guarantee that another rating agency would have a similar rating and view of the company. If our insurer financial strength ratings were to be downgraded, our agents might find it more difficult to market our products or might choose to emphasize the products of other carriers and lenders would be likely to not accept our insurance as sufficient to protect their collateral. Either or both could have severe financial consequences for our insurance company subsidiary. Increases in parts, appliance and home system prices and other operating costs could adversely impact our business, financial position, results of operations and cash flows. Our home warranty business line may be adversely affected by increases in the level of our operating expenses, such as refrigerants, appliances and equipment, parts, raw materials, wages and salaries, employee benefits, healthcare, contractor costs, self-insurance costs and other insurance premiums, as well as various regulatory compliance costs, all of which may be subject to inflationary and other pressures. Such increase in operating expenses, including contract claims costs, could have a material adverse impact on our consolidated business, financial position, results of operations and cash flows. Prices for raw materials, such as steel and fuel, are subject to market volatility. We cannot predict the extent to which our home warranty business line may experience future increases in costs of refrigerants, appliances and equipment, parts, raw materials, wages and salaries, employee benefits, healthcare, contractor costs, self-insurance costs and other insurance premiums, as well as various regulatory compliance costs and other operating costs. To the extent such costs increase, we may be prevented, in whole or in part, from passing these cost increases through to our existing and prospective customers, which could have a material adverse impact on our consolidated business, financial position, results of operations and cash flows. The effects of emerging claim and coverage issues in the insurance industry are uncertain. As industry practices, economic, legal, judicial, social, and other environmental conditions change, unexpected issues related to claims and coverage may emerge. These issues may adversely affect our insurance businesses by either extending coverage beyond the underwriting intent or by increasing the number and size of claims. Examples of emerging claims and coverage issues include, but are not limited to: • Plaintiffs targeting property and casualty (“P&C”) insurers in class action litigation relating to claims-handling and other practices; • Medical developments linking health issues to particular cases, resulting in liability claims; and Table of Contents 24

• Claims related to unanticipated consequences of current or new technologies, including cyber-security related risks and claims relating to potentially changing climate conditions. In some instances, these emerging issues may not become apparent for some time after affected insurance policies have been issued. As a result, the full extent of liability may not be immediately known, nor their financial impacts adequately provided for in premium charges. In addition, potential passage of new legislation designed to expand the right to sue, to remove limitations on recovery, to extend statutes of limitations or otherwise repeal or weaken tort reforms could have an adverse impact on our insurance businesses. The effects of these and other unforeseen emerging claim and coverage issues are difficult to predict and could harm our insurance businesses and materially adversely affect their results and operations. Our insurance company subsidiary is dependent on the use of reinsurance. Our consolidated financial statements reflect the effects of reinsurance transactions. The primary purpose of reinsurance is to protect us, at a cost, from losses in excess of the amount it is prepared to accept and to protect our capital. Reinsurance is placed on both a quota-share and excess-of-loss basis. Ceded reinsurance arrangements do not discharge us as the primary insurer and if reinsurers are unable or unwilling to pay or if we do not purchase sufficient reinsurance, it could seriously impact our insurance company subsidiary. Additionally, our net premiums written and earned will be impacted by the amount of premiums we cede under our reinsurance transactions. The amount of profit commission we receive, which reduces the amount of premiums we cede, is variable year-to-year and is dependent on the amount of losses ceded. Changes from one year to the next or within a year could substantially change the financial performance of our insurance company subsidiary, the amount of capital available for our insurance company subsidiary or both. In January 2024, we entered into a business collaboration agreement with Aon. Pursuant to this agreement with Aon, Aon made a cash payment to Porch in the amount of approximately $25 million plus will make an additional cash payment to us in 2025, and will share with our insurance carrier affiliates a percentage of the brokerage revenue received by Aon for the placement of reinsurance contracts on their behalf that incept or renew each calendar year from 2025 through 2028. If we breach the agreement, we may be required to refund certain of the amounts paid by Aon to us (or to our affiliates) under the Agreement, subject to customary cure rights. Among other things, we could breach the agreement through incidents outside of our control, such as a decrease in financial stability rating, or by directly or indirectly placing reinsurance with brokers unaffiliated with Aon. Any such required repayment upon a breach of the agreement could impact our financial condition and results of operations. The failure to accurately and timely pay claims could harm our insurance businesses. Though our insurance businesses historically evaluated and paid claims timely and in accordance with its policies and statutory obligations, they must continue to manage costs and close claims expeditiously. Many factors affect the ability to evaluate and pay claims accurately and timely, including training and experience of claims staff, claims department’ s culture and the effectiveness of management, the ability to develop or select and implement appropriate procedures and systems to support claims functions and other factors. The failure to accurately and timely pay claims could lead to regulatory and administrative actions or material litigation, undermine our insurance businesses’ reputation in the marketplace and materially and adversely affect their businesses, financial conditions and results of operations. If our insurance businesses are unable to hire, train and retain claims staff, their claims departments may be required to handle an increasing workload, which could adversely affect the quality of their claims administration, and could materially and adversely impact our business. Reinsurance may be unavailable at current levels and prices, which may limit our ability to write new business. Furthermore, reinsurance subjects us to counterparty risk and may not be adequate to protect us against losses, which could have a material effect on results of our operations and financial condition. Reinsurance is a contract by which an insurer, which may be referred to as the ceding insurer, agrees with a second insurer, called a reinsurer, that the reinsurer will cover a portion of the losses incurred by the ceding insurer in the event a claim is made under a policy issued by the ceding insurer, in exchange for a premium. HOA obtains reinsurance to help manage its exposure to property and casualty insurance risks. Reinsurance is purchased annually, and capacity and acceptable pricing cannot be guaranteed, which may limit HOA’s growth or financial strength rating. If reinsurance becomes unavailable at current levels or prices, our ability to write new business will be hindered. Although our reinsurance counterparties are liable to us according to the terms of the reinsurance policies, we remain primarily liable to our policyholders as the direct insurers on all risks reinsured. As a result, reinsurance does not eliminate the obligation of our insurance company Table of Contents 25 subsidiary to pay all claims, and we are subject to the risk that one or more of our reinsurers will be unable or unwilling to honor its obligations, that the reinsurers will not pay in a timely fashion, or that our losses are so large that they exceed the limits specified in our reinsurance contracts, limiting recovery. Reinsurers may become financially unsound by the time that they are called upon to pay amounts due, which may not occur for many years, in which case we may have no legal ability to recover what is due to us under our agreement with such reinsurer. Any disputes with reinsurers regarding coverage under reinsurance contracts could be time consuming, costly, and uncertain of success. Failure to maintain our insurance carriers’ risk-based capital at the required levels could adversely affect the ability of our insurance company subsidiary to maintain regulatory authority to conduct our business. We must have sufficient capital to comply with insurance regulatory requirements and maintain authority to conduct our business. The National Association of Insurance Commissioners has developed a system to test the adequacy of statutory capital of U.S.-based insurers, known as risk-based capital that all states have adopted. This system establishes the minimum amount of capital necessary for an insurance company to support its overall business operations. It identifies insurers, including property-casualty insurers, that may be inadequately capitalized by looking at certain inherent risks of each insurer’s assets and liabilities and its mix of net written premiums. Insurers falling below a calculated threshold may be subject to varying degrees of regulatory action, including supervision, rehabilitation or liquidation. Similarly, our wholly-owned, Cayman Islands-based captive reinsurer, Porticus Re, is subject to additional capital and other regulatory requirements imposed by the Cayman Islands Monetary Authority (“CIMA”). Although these capital requirements are generally less constraining than U.S. capital requirements, failure to satisfy these requirements could result in regulatory actions from the CIMA or loss of or modification of Porticus Re’s Class B(iii) insurer license, which could adversely impact our ability to improve our overall capital efficiency. As a mid-sized carrier expanding its national presence, we may face additional capital and surplus requirements as compared to those of our larger and more established competitors. Failure to maintain adequate risk-based capital at the required levels could result in increasingly onerous reporting and examination requirements and could adversely affect our ability to maintain regulatory authority to conduct our business. Our insurance businesses’ loss reserves may be inadequate to cover actual losses. Loss reserves are estimates of the ultimate cost of claims and do not represent a precise calculation of any ultimate liability. These estimates are based on historical information and on estimates of future trends that may affect the frequency and severity of claims that may be reported in the future. Estimating loss reserves is a difficult, complex, and inherently uncertain process involving many variables and subjective judgments, Significant periods of time can elapse between the occurrence of an insured loss, the reporting of a claim, and payment of that claim. Loss reserves are estimates of the ultimate cost of claims and do not represent a precise calculation of any ultimate liability of our insurance businesses. These estimates are based on the analysis of historical loss development patterns and on estimates of current labor and material costs. The various factors reviewed include: • loss emergence, reporting and development patterns; • underlying policy terms and conditions; • business and exposure mix; • trends in claims frequency and severity; • changes in operations; • emerging economic and social trends; • inflation; and • changes in the regulatory and litigation environments. This process assumes that past experience, adjusted for the effects of current developments and anticipated trends, is an appropriate basis for predicting future events. It also assumes that adequate historical or other data exists upon which to make these judgments. There is no precise method for evaluating the impact of variances in estimates. If the actual amount of insured losses is greater than the amount reserved for these losses, our insurance businesses’ profitability could suffer. The performance of our insurance businesses’ investment portfolios is subject to a variety of investment risks. The results of operations of our insurance businesses depend, in part, on the performance of their investment portfolios. Our insurance businesses seek to hold a high-quality portfolio managed by a provider investment advisory firm in accordance with its investment policy and routinely reviewed by the internal management team. Investments, however, are subject to general economic conditions and market risks as well as risks inherent to particular securities. Table of Contents 26

The values of our insurance businesses’ investment portfolios are subject to the risk that certain investments may default or become impaired due to deterioration in the financial condition of an issuer’s payments on such investments. Downgrades in the credit ratings of fixed income securities could also have a significant negative effect on the market valuation of such securities. Such factors could reduce our insurance businesses’ net investment incomes and result in realized investment losses, as well as negatively impact its statutory capital. Our insurance businesses’ investment portfolios are subject to increased valuation uncertainties when investment markets are illiquid, thereby increasing the risk that the estimated fair value (i.e. carrying amount) of the securities our insurance businesses hold in their portfolio does not reflect prices at which accrual transactions would occur. Risks for all types of securities are managed through the application of our insurance businesses’ investment policies, which establish investment parameters that include maximum percentages of investment in certain types of securities and minimum levels of credit quality, which they believe are within applicable guidelines established by the National Association of Insurance Commissioners. In addition, our insurance businesses seek to employ investment strategies that are not correlated with its insurance and reinsurance exposures, however, losses in their investment portfolios may occur at the same time as underwriting losses. Our insurance businesses could be forced to sell investments to meet liquidity requirements. Our insurance businesses invest premiums until they are needed to pay policyholder claims. Consequently, our insurance businesses seek to manage the duration of their investment portfolios based on the duration of their losses and loss adjustment expenses payment cycles in order to ensure sufficient liquidity and to avoid having to unexpectedly liquidate investments to fund claims. In addition, unfavorable trends in litigation could potentially result in the need to sell investments to fund these liabilities. Our insurance businesses may not be able to sell their investments at favorable prices or at all. Sales of invested assets could result in significant realized losses depending on the conditions of the general market, interest rates, and credit issues with individual securities. Further, losses may impact surplus and require additional capital to fund statutory surplus requirements, which may not be available or available on terms that are not favorable to the Company. Our results of operations and financial condition may be adversely affected due to limitations in the analytical models or changes in accessibility to such models used to assess and predict our exposure to catastrophic losses. Models developed internally and by third-party vendors are used along with our own historical data in assessing property insurance exposure to catastrophic losses. These models assume various conditions and probability scenarios; however, they do not necessarily accurately predict future losses or measure losses currently incurred. Further, the accuracy of such models may be negatively impacted by changing climate conditions. Catastrophe models use historical information and scientific research about natural events, such as hurricanes and earthquakes, as well as detailed information about our in- force business. This information is used in connection with pricing and risk management activities. However, since actual catastrophic events vary considerably, there are limitations with respect to its usefulness in predicting losses in any reporting period. Other limitations are evident in significant variations in estimates between models, material increases and decreases in results due to model changes and refinements of the underlying data elements and actual conditions that are not yet well understood or may not be properly incorporated into the models. Risks Relating to Financial Reporting and Results of Operations We have previously identified material weaknesses in our internal control over financial reporting that could have resulted in material misstatements in our financial statements and in the inability of our independent registered public accounting firm to provide an unqualified audit opinion which could have a material adverse effect on us. As a public company, we are required to comply with the SEC’s rules implementing Sections 302 and 404 of the Sarbanes- Oxley Act of 2002, or the Sarbanes-Oxley Act, which require management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of controls over financial reporting. As disclosed under “Item 9A. Controls and Procedures” of this Annual Report, during the course of preparing our audited financial statements for our Annual Reports on Form 10-K for the fiscal years ended December 31, 2020, 2021 and 2022, we, in conjunction with our independent registered public accounting firm, identified certain material weaknesses. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis. During 2020, 2021, 2022, and 2023 we dedicated multiple internal resources and supplemented those internal resources with various third-party specialists to assist with the implementation of the detailed Table of Contents 27 remediation plans, including enhancing our processes and systems. As of December 31, 2023, we have remediated all of the previously identified material weaknesses and concluded that our internal control over financial reporting is effective. Our management, including our chief executive officer and chief financial officer, does not expect that our internal control over financial reporting will prevent all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. Over time, controls may become inadequate because of changes in circumstances or deterioration in the degree of compliance with policies or procedures may occur. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and may not be detected. Our quarterly operating results may fluctuate in the future. As a result, we may fail to meet or exceed the expectations of the market, including research analysts or investors, which could cause our stock price to decline. Our quarterly operating results may fluctuate as a result of a variety of factors, many of which are outside of our control. If our quarterly operating results or guidance fall below the expectations of research analysts or investors, the price of our common stock could decline substantially. Fluctuations in our quarterly operating results or guidance may be due to a number of factors, including, but not limited to, those listed below: • economic trends related to software companies, companies not yet profitable, home-related companies, companies that went public through a special purpose acquisition company (SPAC) transaction, the home services and insurance industries, and general economic, industry and market conditions; • seasonality; • the extent to which home services companies, consumers, service providers, and commercial partners are attracted to our solutions to satisfy their (and in the case of home services companies and commercial partners, their customers’) needs; • the timing, commitment levels, and revenue share rates at which we enter into agreement for our solutions with home services companies and service providers, along with their ongoing capacity and fulfillment performance to handle volume and the effectiveness of our marketing and affiliate channels to drive volume to our network; • the volume of consumer referrals that home services companies and commercial partners send to us, and the addition or loss of large home services companies or commercial partners, including through acquisitions or consolidations; • the mix of home services companies and commercial partners across small, mid-sized and large organizations; • changes in our pricing policies or those of our competitors, including loss of customers due to increased price of our policies; • volatility in commissions from our insurance business; • severe weather events, including tornado and hail events, hurricanes, extensive wildfires and other catastrophes, and the frequency of any of the foregoing, including the effects of climate change and global pandemics; • volatility, as well as severity, in claims from our insurance business; • widespread claim costs associated with P&C claims; • losses resulting from actual policy experience that is adverse to assumptions made in product pricing; • our insurance carrier being placed under regulatory supervision or losing or receiving a downgrade its credit rating; • the timing and delay in introducing new policy pricing due to seeking regulatory approval for price changes • losses resulting from a decline in the value of our invested assets; • declines in value and/or losses with respect to companies and other entities whose securities we hold and counterparties with whom we transact business or to whom we have credit exposure, including reinsurers, and declines in the value of investments; • the financial health of our home services companies, consumers, service providers, and commercial partners; • the amount and timing of operating expenses, including those related to the maintenance and expansion of our business, operations and infrastructure; Table of Contents 28

• the timing and success of new solutions introduced by us; • the timing and success of current and new products and services introduced by our competitors; • other changes in the competitive dynamics of our industry, including consolidation among competitors, customers or strategic partners; • our ability to manage our existing business and future growth, including increases in the number of customers on our platform and new geographic regions; and • various other factors, including those related to significant disruptions in our systems and platform infrastructure risks related to independent contractors, and privacy and data security breaches, each of which is described elsewhere in this “Item 1A. Risk Factors,” section. Our earnings guidance and resulting external analyst estimates are largely based on our view of our business and the broader housing, housing services and insurance markets. Further, there is additional risk in our ability to accurately forecast our operational and financial performance and provide earnings guidance as a result of evolving economic downturn, continued inflationary cost increases and uncertainty of frequency and severity of weather events and related claims. Failure to meet our guidance or analyst expectations for earnings would have an adverse impact on the market price of our common stock. Our quarterly results of operations fluctuate due to seasonality in consumer demand and historical weather trends, in addition to other factors associated with our industry. Our businesses are seasonal due to consumer demands and historical weather trends, and as a result our results of operations and cash flows fluctuate significantly from quarter to quarter. Historically, our revenues have been strongest in the second and third fiscal quarters due to peak real estate transaction activity occurring during the summer months coupled with historically more mild weather. The first and fourth fiscal quarters are generally weakest, due to lower real estate transaction activity during the winter months coupled with historically more severe weather events. As a result, our operating results for any given quarterly period are not necessarily indicative of operating results for an entire year. In addition, we are rapidly evolving our partnerships and capabilities, and continually improving our underwriting and approach to reinsurance, which makes comparisons to previous seasons difficult. We have a history of losses, and we may be unable to achieve or sustain profitability. We have experienced net losses in each year since our inception. We incurred operating losses of $190.4 million, $177.0 million and $83.4 million for the years ended December 31, 2023, 2022 and 2021, respectively, and as of December 31, 2023, we had an accumulated deficit of $722.1 million. We will need to generate and sustain increased revenue levels and decrease proportionate expenses in future periods to achieve profitability, and even if we do, we may not be able to maintain or increase profitability. While we are undertaking efforts that we believe will increase our revenue, these efforts may not be sufficiently successful in order to offset these expenses. Many of our efforts to generate additional revenue are new and unproven, and any failure to adequately increase revenue or contain the related costs could prevent us from attaining or increasing profitability. Our recent growth in revenue and number of home services companies, consumers, service providers and commercial partners may not be sustainable, and we may not achieve sufficient revenue to achieve or maintain profitability. We may incur significant losses in the future for a number of reasons, including the other risks described in this “Item 1A. Risk Factors,” section, and we may encounter unforeseen expenses, difficulties, complications and delays and other unknown events. Accordingly, we may not be able to achieve or maintain profitability and we may incur significant losses for the foreseeable future. We have incurred and will continue to incur increased costs as a result of being a public company that reports to the SEC and our management will be required to devote substantial time to meet compliance obligations. As a public company reporting to the SEC, we incur significant legal, accounting and other expenses that we did not incur as a private company. We are subject to reporting requirements of the Exchange Act and the Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the Securities and Exchange Commission that impose significant requirements on public companies, including requiring establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. In addition, on July 21, 2010, the Dodd-Frank Wall Street Reform and Protection Act was enacted. There are significant corporate governance and executive compensation-related provisions in the Dodd-Frank Act that increased our legal and financial compliance costs, make some activities more difficult, time- consuming or costly and may also place undue strain on our personnel, systems and resources. Our management and other personnel devote a substantial amount of time to these compliance initiatives. Compliance with public company requirements is costly and makes certain activities more time-consuming generally, and those costs will increase if we continue to acquire new companies, in particular. A number of those requirements will Table of Contents 29 require us to carry out activities we, or an acquired company, have not done previously. For example, we have adopted and will continue to adopt new internal controls and disclosure controls and procedures. In addition, expenses associated with SEC reporting requirements will be incurred. Furthermore, if any issues in complying with those requirements are identified (for example, our auditors have in the past and may in the future identify material weaknesses or significant deficiencies in our internal control over financial reporting), we could incur additional costs rectifying those issues, and the existence of those issues could adversely affect our reputation or investor perceptions of it. Companies are also facing increasing scrutiny from customers, regulators, investors, and other stakeholders related to their environmental, social and governance (“ESG”) practices and disclosures. Failure to adapt to or comply with regulatory requirements or investor or stakeholder expectations and standards could negatively impact our reputation, ability to do business with certain partners, and harm our business. New government regulations could also result in new or more stringent forms of ESG oversight and expanding mandatory and voluntary reporting, diligence, and disclosure, including with respect to climate-related disclosure. Increased ESG related compliance costs could impact our operations and business. Our risk management policies and procedures may prove to be ineffective and leave us exposed to unidentified or unanticipated risk. We have identified and continue to develop enterprise-wide risk management policies and procedures to mitigate risk and loss to which we are exposed. There are inherent limitations to our risk management strategies because there may be existing or future risks that have not been fully identified. If internal risk management policies and procedures are ineffective, we may suffer unexpected losses which could be material and adversely affect our financial results and operations. Our risk management framework may not evolve at the same pace as we expand our business. As a result, there is a risk that new products or new business strategies may present risks that are not fully identified, effectively monitored, or thoroughly managed. We are subject to credit risk arising from the financial soundness of counterparties, including our reinsurance partners, which may have a material adverse effect on our business, financial condition, and results of operations. We have exposure to different counterparties in the industries in which we operate, which expose us to credit risk in the event of a default or other failure to adhere to contractual obligations by a counterparty. Specifically, our insurance carrier cedes risk to third-party insurance companies through reinsurance contracts that cover large volumes of business and exposes us to increased credit risk. Our credit risk may be exacerbated when collateral held by us is not sufficient to offset credit risk, changes in value, cannot be realized upon, or is liquidated at prices not sufficient to recover the full amount of the credit exposure due to us. This could lead to losses, the extent of which is unknown, and any such losses could have a material adverse effect on our business, financial condition, and results of operations. Our ability to use our net operating loss carryforwards and certain other tax attributes may be limited. As of December 31, 2023, we had net operating loss carryforwards for U.S. federal income tax purposes and state income tax purposes of $425.1 million and $260.4 million, respectively, available to offset future taxable income. If not utilized, the federal net operating loss carryforward amounts generated prior to January 1, 2018, will begin to expire in 2031, and the state net operating loss carryforward amounts will begin to expire in 2023. Realization of these net operating loss carryforwards depends on our future taxable income, and there is a risk that our existing carryforwards subject to expiration could expire unused and be unavailable to offset future income tax liabilities, which could materially and adversely affect our operating results. In addition, under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended, if a corporation undergoes an “ownership change,” generally defined as a greater than 50% change (by value) in its equity ownership over a three-year period, the corporation’s ability to use its pre-change net operating loss carryforwards and other pre-change tax attributes, such as research tax credits, to offset its post-change income may be limited. The Company has determined that it has experienced a limited number of ownership changes in its history, but have concluded that the resulting limitation does not impose any significant constraints on the benefit of its tax attributes. Additional ownership changes may occur in the future. Risks Relating to Compliance with Laws and Regulations, and Litigation Our insurance businesses are subject to state governmental regulation, which could limit the growth of our insurance businesses and impose additional costs on us. Our insurance businesses are subject to extensive regulation and supervision by individual state insurance departments in the states where they transact business. This regulation is generally designed to protect the interests of customers, and not necessarily the interests of insurers or agents, their shareholders, or other investors. Numerous aspects of our insurance businesses are subject to regulation, including premium rates, mandatory covered risks, limitations on the ability to not renew business, prohibited exclusions, licensing and appointment of agents, restrictions on the size of risks that may be Table of Contents 30 insured under a single policy, policy forms and coverages, advertising and other conduct, including restrictions on the use of credit information and other underwriting factors, as well as other underwriting and claims practices. To the extent our insurance businesses decide to expand product offerings to include other insurance products, such as pet, auto, or life insurance, this would subject them to additional regulatory requirements and scrutiny in each state where it elects to offer such products. States may also regulate various aspects of the contractual relationships between insurers and independent agents. Such laws and regulations are usually overseen and enforced by various insurance departments, as well as through private rights of action and by some state attorneys general. Such regulations or enforcement actions may result in rate suppression, limit the ability of our insurance businesses to manage exposure to unprofitable or volatile risks, or lead to fines, premium refunds, or other adverse consequences. As a result of noncompliance, regulators could impose fines or other penalties, including cease-and-desist orders for an individual state, or all states, until the identified noncompliance is rectified. Our insurance businesses are also subject to examinations by the insurance departments of any state where our insurance businesses are domiciled or licensed to sell insurance. These insurance departments may, at any time, conduct comprehensive or targeted examinations of our business practices and address concerns or perceived deficiencies. The results of these examinations can give rise to regulatory orders requiring fines, remedial, injunctive, or other corrective action. The exams could also result in the expenditure of significant management time or financial resources. Our insurance businesses maintain licenses with a number of individual state insurance departments. If we are unable to comply with such regulations, we may be precluded or temporarily suspended from carrying on some or all of the activities of our insurance businesses or otherwise be fined or penalized in a given jurisdiction. Additionally, actual or perceived failure to comply with such state regulation may give rise to a right to terminate under arrangements with the insurance providers. Our continued ability to maintain our insurance licenses in the jurisdictions in which we are licensed or to expand to new operations or new jurisdictions depends on our compliance with the rules and regulations promulgated from time to time by the regulatory authorities in each of these jurisdictions. In all jurisdictions, the applicable laws and regulations are subject to amendment and interpretation by regulatory authorities. Generally, such authorities are vested with relatively broad discretion to grant, renew and revoke licenses and approvals and to implement and interpret rules and regulations. No assurances can be given that our insurance businesses can continue to be conducted in any given jurisdiction as it has been conducted in the past or that we will be able to expand our insurance business in the future. Certain states require insurers, such as HOA, to participate in various pools or risk sharing mechanisms or to accept certain classes of risk, regardless of whether such risks meet underwriting guidelines for voluntary business. Some states also limit or impose restrictions on the ability of an insurer to withdraw from certain classes of business. State insurance departments can impose significant charges on an insurer in connection with a market withdrawal or refuse to approve withdrawal plans on the ground that this could lead to market disruption. Laws and regulations that limit cancellations and non-renewals of policies or that subject withdrawal plans prior to approval requirements may significantly restrict our insurance businesses’ ability to exit unprofitable markets. Such actions and related regulatory restrictions may limit their ability to reduce potential exposure to hurricane-related losses. Furthermore, certain states have enacted laws requiring an insurer conducting business in that state to participate in assigned risk and/or shared market plans. For example, state law requires all companies licensed to write property insurance in Texas to be a member of the Texas Windstorm Insurance Association (“TWIA”). TWIA provides basic property coverage to applicants in certain designated catastrophe areas who are unable to obtain insurance in the private market. Carrier participation is based on the amount of a company’s voluntary market share. In these markets, our insurance business, Homeowners of America Insurance Company (HOAIC), may be compelled to underwrite significant amounts of business at lower-than-desired rates, possibly leading to an unacceptable return on equity. Alternatively, as TWIA recognizes a financial deficit, it has the ability to assess participating insurers, adversely affecting our results of operations and financial condition. Furthermore, certain states require insurers to participate in guaranty funds for impaired or insolvent companies. These funds periodically assess losses against all insurance companies doing business in the state. For example, in 2022 HOAIC was subject to guaranty fund assessments in Texas and South Carolina. Our results of operations and financial condition could be adversely affected by any of these factors. The processing, storage, use and disclosure of personal data is subject to a variety of federal and state laws and regulations and could give rise to liabilities and increased costs. We receive, process, store and transmit a significant amount of personally confidential or sensitive personal information about consumers that use our products and services. In addition, we accept payments (including recurring payments) from home services companies, consumers and service providers. The manner in which we share, store, use, disclose and protect Table of Contents 31 this information is determined by the respective privacy and data security policies of our various businesses, as well as federal and state laws and regulations and evolving industry standards and practices. These laws, regulations, standards and practices are continually evolving, and in some cases, may subject us to inconsistent and conflicting obligations and may be subject to differing interpretations. In addition, new laws, regulations, standards and practices of this nature are proposed and adopted from time to time. Moreover, multiple legislative proposals concerning privacy and the protection of user information are being considered by the U.S. Congress and various state legislatures. Other U.S. state legislatures have already enacted privacy legislation, one of the strictest and most comprehensive of which is the California Consumer Privacy Act of 2018 (the “CCPA”), as modified by the California Privacy Rights Act of 2020 (the “CPRA”). The CCPA imposes strict requirements and restrictions on the use of personal information with respect to California consumers, including mandating that companies provide consumers with information with respect to personal information being collected about them and how it is being used upon request, as well granting consumers significant control over the use of their personal information (including the right to have such information deleted and the right to object to the “sale” (as defined in the CCPA) of such information) and mandating new operational requirements for businesses (primarily providing consumers with enhanced privacy-related disclosures). The CCPA imposes strict requirements on the ability of our businesses to use personal California user and subscriber information in connection with our various products, services and operations, such as retargeting users with advertisements online, which could adversely affect our business, financial condition and results of operations. The CPRA introduced data minimization and storage limitation requirements and created a new regulatory agency to implement and enforce the law. Other states have similarly enacted comprehensive privacy laws, which are similar to the CCPA and CPRA in many respects, and legislative proposals to adopt comprehensive privacy laws in other states are under consideration. While we continue to invest heavily in compliance efforts with respect to applicable privacy and data protection policies, law and regulation and industry standards and practices, we could still be subject to claims of non-compliance that we may not be able to successfully defend, and/or to significant fines and penalties. Moreover, any non-compliance or perceived non-compliance by us or any third party we engage to store or process information, or any compromise of security that results in unauthorized access to (or use or transmission of) personal information could result in a variety of claims against us, including governmental enforcement actions, significant fines, litigation (including consumer class actions), claims for breach of contract and indemnity by third parties and adverse publicity. When such events occur, our reputation could be harmed and the competitive positions of our various brands and businesses could be diminished, which could adversely affect our business, financial condition and results of operations. Additionally, to the extent multiple U.S. state-level laws are introduced with inconsistent or conflicting standards and there is no federal preemption of such laws, compliance could be even more difficult to achieve and our potential exposure to the risks discussed above could increase. Furthermore, our ability to comply with all applicable privacy and data protection policies, law and regulation and industry standards and practices may affect our ability to do business with our commercial partners. Some commercial partners have imposed significant data protection requirements in the past, and commercial partners may in the future impose requirements that, particularly given our relative size and resources, result in burdensome compliance obligations to us. These obligations and ongoing compliance with existing and future privacy and data protection laws worldwide could be costly, and if we cannot fully comply, we could face liability, reputational harm or loss of relationships with customers or commercial partners. The devotion of significant costs to compliance (versus the development of products and services) could result in delays in the development of new products and services, decreases in or loss of business with commercial partners, abandonment of problematic products and services in existing jurisdictions and an inability to introduce new products and services in certain new and existing jurisdictions, each of which could adversely affect our business, financial condition and results of operations. Certain of our business customers (namely, including loan officers, mortgage companies, financial institutions and other companies’ business customers that may be involved in the home purchase, mortgage and settlement process) are or may be, and in some cases we are or may be, subject to, and/or we may facilitate compliance with, a variety of federal, state, and local laws, including those related to consumer protection and financial services. Many of our customers and prospective customers are highly regulated and, of that group, may be required to comply with stringent regulations in connection with performing business functions that our products and services address. In some cases, we facilitate (directly or indirectly) compliance with these regulatory requirements. While we currently operate our business in an effort to ensure our business itself is not subject to extensive regulation, there is a risk that certain regulations could become applicable to us, including as we expand the functionality of, and services offered through our platforms. In addition, we and our partners, vendors, and other service providers must comply with laws and regulatory regimes that apply to us directly and our partners, vendors, and other service providers indirectly, such as through certain of our products and/or our contractual relationships with our customers. Table of Contents 32

In particular, certain laws, regulations, and rules our customers are subject to, and with which may or do facilitate compliance, directly or indirectly, include: • the Truth in Lending Act, or TILA, and Regulation Z promulgated thereunder, and similar state laws, which require certain disclosures to borrowers regarding the terms and conditions of their loans and credit transactions, and require creditors to comply with certain lending practice restrictions as well as the TILA-RESPA Integrated Disclosure rule, or TRID, which imposes specific requirements around the collection of information, charging of fees, and disclosure of specific loan terms and costs upon receipt of an application for credit; • the Real Estate Settlement Procedures Act, or RESPA, and Regulation X, which, among other matters, prohibits giving or accepting any fee, kickback or a thing of value for the referral of real estate settlement services or accepting a portion or split of a settlement fee other than for services actually provided; for affiliated business relationships, prohibits receiving anything other than a legitimate return on ownership, requiring use of an affiliate, and failing to provide a disclosure of the affiliate relationship; • the Equal Credit Opportunity Act, or ECOA, and Regulation B promulgated thereunder, and similar state fair lending laws, which prohibit creditors from discouraging or discriminating against credit applicants on the basis of race, color, sex, age, religion, national origin, marital status, the fact that all or part of the applicant’s income derives from any public assistance program or the fact that the applicant has in good faith exercised any right under the federal Consumer Credit Protection Act; • the Fair Credit Reporting Act, or FCRA, and Regulation V promulgated thereunder, which impose certain obligations on consumer reporting agencies, users of consumer reports and those that furnish information to consumer reporting agencies, including obligations relating to obtaining consumer reports, marketing using consumer reports, taking adverse action on the basis of information from consumer reports and protecting the privacy and security of consumer reports and consumer report information; • Section 5 of the Federal Trade Commission Act, or the FTC Act, which prohibits unfair and deceptive acts or practices in or affecting commerce, and Section 1031 of the Dodd-Frank Act, which prohibits unfair, deceptive or abusive acts or practices in connection with any consumer financial product, warranty contract or service, and analogous state laws prohibiting unfair, deceptive or abusive acts or practices; • the Gramm-Leach-Bliley Act, or GLBA, and Regulation P promulgated thereunder, which include limitations on financial services firms’ disclosure of nonpublic personal information about a consumer to nonaffiliated third parties, in certain circumstances requires financial services firms to limit the use and further disclosure of nonpublic personal information by nonaffiliated third parties to whom they disclose such information, and requires financial services firms to disclose certain privacy notices and practices with respect to information sharing with affiliated and unaffiliated entities as well as to safeguard personal borrower information, and other privacy laws and regulations; • the Home Mortgage Disclosure Act, or HMDA, and Regulation C, which require reporting of loan origination data, including the number of loan applications taken, approved, denied and withdrawn; • the Fair Housing Act, or FHA, which prohibits discrimination in housing on the basis of race, sex, national origin, and certain other characteristics; • the Secure and Fair Enforcement for Mortgage Licensing, or the SAFE Act, which imposes state licensing requirements on mortgage loan originators; • the Electronic Signatures in Global and National Commerce Act, or ESIGN Act, and similar state laws, particularly the Uniform Electronic Transactions Act, or UETA, which authorize the creation of legally binding and enforceable agreements utilizing electronic records and signatures and which require financial services firms to obtain a consumer’s consent to electronically receive disclosures required under federal and state laws and regulations; • the Americans with Disabilities Act, or ADA, which has been interpreted to include websites as “places of public accommodations” that must meet certain federal requirements related to access and use; • the Bank Secrecy Act, or BSA, and the USA PATRIOT Act, which relate to compliance with anti-money laundering, borrower due diligence and record-keeping policies and procedures; • the regulations promulgated by the Office of Foreign Assets Control, or OFAC, under the U.S. Treasury Department related to the administration and enforcement of sanctions against foreign jurisdictions and persons that threaten U.S. foreign policy and national security goals, primarily to prevent targeted jurisdictions and persons from accessing the U.S. financial system; and Table of Contents 33

• other federal, state-specific and local laws and regulations. In addition to the laws, regulations, and rules that apply to our customers and others, and that we facilitate compliance with, we may be deemed to be subject to certain laws, regulations, and rules through our relationships with our customers or others including RESPA, FCRA, FTC Act, GLBA, FHA, TCPA, TSR, ESIGN Act, ADA, OFAC, and other federal and state-specific laws and regulations, including those that impose requirements related to unfair or deceptive business practices and consumer protection, as well as other state laws relating to privacy, information security, and conduct in connection with data breaches. We may also be examined on a periodic basis by various regulatory agencies and may be required to review certain of our partners, vendors, or other service providers. These potential examinations may lead to increased regulatory compliance efforts that are time-consuming and expensive operationally. Matters subject to review and examination by federal and state regulatory agencies and external auditors include our internal information technology controls in connection with our performance of services, the agreements giving rise to these activities, and the design of our products and services. Any inability to satisfy these examinations and maintain compliance with applicable regulations could adversely affect our ability to conduct our business, including attracting and maintaining customers. Furthermore, federal and state officials are discussing various potential changes to laws and regulations that could impact us, including additional data privacy regulations, among others. Changes in these areas, generally in the regulatory environment in which we and our customers operate, could adversely impact our competitive position and results of operations. While we have developed policies and procedures designed to assist in compliance with these laws and regulations, no assurance can be given that our compliance policies and procedures will be effective. Compliance with these requirements is also costly, time-consuming and limits our operational flexibility. Additionally, Congress, states’ regulatory agencies, as well as local municipalities, could further regulate the relevant industries in ways that make it more difficult or costly for us to offer our products and related services. These laws also are often subject to changes that could severely limit the operations of our business model. Further, changes in the regulatory application and/or judicial interpretation of the laws and regulations applicable to our businesses could also impact the manner in which we conduct our business. If we or our partners, vendors or other service providers are found to be in non-compliance with applicable laws, we could become subject to greater scrutiny by federal and/or state regulatory agencies, and/or face other sanctions, which may have an adverse effect on our ability to continue to provide our services or make our products and related services available in particular states, or utilize the services of third-party providers, which may harm our business. In addition, non-compliance could subject us to damages, class action lawsuits, administrative enforcement actions, rescission rights held by investors in securities offerings and civil and criminal liability, all of which would adversely affect our business, financial condition, and results of operations. We are subject to payment network rules and any material modification of our payment card acceptance privileges could have a material adverse effect on our business, results of operations, and financial condition. The loss of our credit and debit card acceptance privileges or the significant modification of the terms under which we obtain card acceptance privileges would significantly limit our business model since a substantial number of our customers and commercial partners pay using credit or debit cards. We are required by our payment processors to comply with payment card network operating rules, including the Payment Card Industry Data Security Standards (the “PCI DSS”). Under the PCI DSS, we are required to adopt and implement internal controls over the use, storage, and transmission of card data to help prevent credit card fraud. If we fail to comply with the rules and regulations adopted by the payment card networks, including the PCI DSS, we would be in breach of our contractual obligations to payment processors and merchant banks. Such failure to comply may damage our relationship with payment card networks, subject us to restrictions, fines, penalties, damages, and civil liability, and could eventually prevent us from processing or accepting payment cards, which would have a material adverse effect on our business, results of operations, and financial condition. Moreover, the payment card networks could adopt new operating rules or interpret or reinterpret existing rules that we or our payment processors might find difficult or even impossible to comply with, or costly to implement. As a result, we could lose our ability to give consumers the option of using payment cards to make their payments. Further, there is no guarantee that, even if we comply with the rules and regulations adopted by the payment card networks, we will be able to maintain our payment card acceptance privileges. We also cannot guarantee that our compliance with network rules or the PCI DSS will prevent illegal or improper use of our payments platform or the theft, loss, or misuse of the credit card data of customers or participants, or a security breach. We are also required to submit to periodic audits, self-assessments, and other assessments of our compliance with the PCI DSS. If an audit, self-assessment, or other assessment indicates that we need to take steps to remediate any deficiencies, such remediation efforts may distract our management team and require us to undertake costly and time-consuming remediation efforts, and we could lose our payment card acceptance privileges. Table of Contents 34

Our marketing efforts are subject to a variety of federal and state regulations. We conduct marketing activities, directly and indirectly, via telephone, text (SMS) messages, email, direct mail and/or through other online and offline marketing channels. Such general marketing activities are governed by numerous federal and state regulations, including the Telemarketing Sales Rule (“TSR”), the TCPA, state and federal Do-Not-Call regulations and other state telemarketing laws, federal and state privacy laws, the CAN-SPAM Act, and the FTC Act and its accompanying regulations and guidelines, among others. In addition to being subject to action by regulatory agencies, some of these laws, like the TCPA, allow private individuals to bring litigation against companies for breach of these laws. We are also dependent on our third-party partners to comply with applicable laws. Any lawsuit or action by a regulatory agency for an actual or alleged violation of applicable law or regulation by us or our third-party partners may have an adverse effect on our business, results of operations and financial condition. All U.S. jurisdictions require insurers to maintain control of their marketing materials. States have adopted legislation defining and prohibiting unfair methods of competition and unfair or deceptive practices in the business of insurance. Prohibited practices include but are not limited to, misrepresentations, false advertising, coercion, disparaging other insurers, unfair claims settlement practices and procedures, and discrimination in the business of insurance. Noncompliance with any such state statute may subject our insurance businesses to regulatory action by the relevant state insurance regulator, and in certain states, private litigation. The federal government may also regulate aspects of our insurance businesses, such as protection of consumer confidential information, or the use of consumer credit scores to underwrite and assess the risk of customers under the Fair Credit Reporting Act (“FCRA”). Among other things, the FCRA requires insurance companies to have a permissible purpose prior to obtaining and using a consumer report for underwriting purposes as well as comply with notice and recordkeeping requirements. Failure to comply with federal requirements under the FCRA or any other applicable federal laws would subject our insurance businesses to regulatory fines and other sanctions. Litigation and regulatory actions could distract management, increase our expenses or subject us to material monetary damages and other remedies. We are subject to various legal proceedings and claims that have arisen out of the conduct of our business and are not yet resolved, including claims alleging violations of the automated calling and/or Do Not Call restrictions of the TCPA, and putative class action claims for failure to pay overtime, failure to pay compensation at the time of separation and unfair business practices in violation of California law. In the future, we may be involved from time to time in various additional legal proceedings, including, but not limited to, actions relating to breach of contract, breach of federal and state privacy laws, and intellectual property infringement, as well as regulatory investigations or civil and criminal enforcement actions that might necessitate changes to our business or operations. Regardless of whether any claims, investigations or actions against us have merit, or whether we are ultimately held liable or subject to payment of damages or penalties, claims, investigations and enforcement actions may be expensive to defend or comply with, and may divert management’s time away from our operations. If any legal proceeding, regulatory investigation or regulatory enforcement action were to result in an unfavorable outcome, it could have a material adverse effect on our business, financial position and results of operations. Any adverse publicity resulting from actual or potential litigation, regulatory enforcement actions or regulatory investigations may also materially and adversely affect our reputation, which in turn could adversely affect our business, financial condition and results of operations. See “Item 3. Legal Proceedings” of this Annual Report for additional information with respect to material litigation and other proceedings to which we are party. Our moving services business is subject to state regulations and certain state regulatory structures do not address our business model for moving services. Compliance with required licensure and other regulatory requirements could be costly and any inability to comply could harm our business. Our moving services business is subject to licensure and bonding requirements that various states impose in connection with the performance of certain services and trades. Additionally, in some jurisdictions, the existing regulatory structures do not contemplate our hybrid business model of marketplace (where consumers search for providers on our platform and book moving services themselves) and managed services (where we manage moving services on consumers’ behalf). Furthermore, interest groups in certain jurisdictions have lobbied and may in the future lobby for regulations that make our hybrid model more difficult or impossible to maintain in those jurisdictions. Any future changes to (or judicial or regulatory interpretations of) these regulations, whether due to lobbying efforts or otherwise, could impose significant compliance costs. Any failure to obtain or maintain required licensure and otherwise comply with applicable regulations in relevant jurisdictions could inhibit or prohibit our ability to operate our moving services business in those jurisdictions. Additionally, we may be deemed, correctly or incorrectly, a contractor with respect to our service providers, which may subject us to licensure and/or bonding requirements and may subject us to penalties for past operations. Any of the foregoing could have a negative impact on our business, financial condition and results of operations. Table of Contents 35

Moreover, any failures by us, contracted operators, or third-party carriers, to comply with the various applicable federal safety laws and regulations, or downgrades in our safety rating, could have a material adverse impact on our operations or financial condition, and could cause us to lose customers, as well as the ability to obtain insurance coverage for certain moving services. Risks Relating to Personnel We face risks associated with our independent contractors. We have personnel that we classify as independent contractors for U.S. federal, state and international employment law purposes in certain positions in our business. We are not in a position to directly provide the same direction, motivation and oversight to these independent contractors as we would if such personnel were our own employees. As a result, these independent contractors may not comply with applicable law or our policies and procedures, including, but not limited to, our information security policies, or reflect our culture or values. If these independent contractors violate applicable law or of our policies and procedures in dealing with home services companies, consumers, service providers or other third parties or failure to meet our standards or reflect our culture could adversely affect our business, financial condition and results of operations. In addition, a court could hold us civilly or criminally accountable based on vicarious liability because of the actions of our independent contractors. We are subject to the Internal Revenue Service regulations and state laws regarding independent contractor classification in the United States, which are subject to changes in judicial and agency interpretation, and it could be determined that the independent contractor classification is inapplicable. Furthermore, the legal landscape with respect to the classification of gig economy independent contractors, such as our service providers, is subject to intense public scrutiny. If legal standards for classification of independent contractors change, it may be necessary to modify our compensation structure for these personnel, including by paying additional compensation and taxes and/or reimbursing expenses, or abandon certain types of services we provide that are performed by independent contractors. In addition, if we are determined to have misclassified such personnel as independent contractors, we would incur additional exposure under federal and state law, including workers’ compensation, unemployment benefits, labor, employment and tort laws, including for prior periods, as well as potential liability for employee benefits and tax withholdings. Any of these outcomes could result in significant costs to us, could impair our financial condition and our ability to conduct our business and could damage our reputation and our ability to attract and retain other personnel. In addition to independent contractors located in the United States, as of February 2024 we have approximately 700 individual independent contractors in aggregate located across 14 foreign countries, with most primarily located in either Mexico, India, or Costa Rica. As a result, we are subject to certain additional risks related to independent contractors in foreign jurisdictions, including risks related to misclassification of such independent contractors under local law, compliance with other applicable local labor laws and changes in applicable local labor laws, resistance of commercial partners to off-shoring of customer service functions and related consumer data, fluctuations in foreign currencies, changes in the economic strength of foreign countries, difficulties in enforcing contractual obligations and intellectual property rights, economic sanctions and social, political and economic instability. In addition, many U.S.-based companies are seeking to hire talented information technology personnel and other skilled personnel located in other jurisdictions, leading to additional competition for the services of independent contractors in the jurisdictions in which we retain independent contractors. The remote work by independent contractors and the use of their own equipment makes compliance with and enforcement of our information security policies and procedures more difficult. We must also comply with applicable anti-corruption and anti-bribery laws such as the U.S. Foreign Corrupt Practices Act and local laws prohibiting corrupt payments to government officials, which may present significant challenges in the jurisdictions in which we operate. We cannot guarantee compliance with all applicable laws, and violations could result in substantial fines, sanctions, civil or criminal penalties, competitive or reputational harm, litigation or regulatory action and other consequences that might adversely affect our business, financial condition and results of operations. We depend on key personnel to operate our business, and if we are unable to retain, attract and integrate qualified personnel, our ability to develop and successfully grow our business could be harmed. We believe our success has depended, and continues to depend, on the efforts and talents of our executives and employees. Our future success depends on our continuing ability to attract, develop, motivate and retain highly qualified and skilled employees. Qualified individuals are in high demand, and we may incur significant costs to attract and retain them. Experienced information technology personnel, who are critical to the success of our business, are in particularly high demand. The loss or disability of executive officers or key employees could materially adversely affect our ability to execute our business plan and strategy, and we may not be able to find adequate replacements on a timely basis, or at all. Table of Contents 36

Our executive officers and other employees are at-will employees, which means they may terminate their employment relationships with us at any time, and their knowledge of our business and industry would be extremely difficult to replace. Although our current remote work environment facilitates our ability to attract talent across a wider geographic base, we must adopt new techniques and tools to effectively train and integrate new hires and preserve our culture. As we grow and mature as a public company, we may find it difficult to maintain our corporate culture. If we do not continue to foster our corporate culture or maintain our core values as we grow and evolve, we may be unable to support the passion, creativity, teamwork, focus and innovation we believe we need to support our growth. Failure to effectively train our employees could create challenges for us in maintaining high levels of employee awareness of, and compliance with, our internal procedures and external regulatory compliance requirements, in addition to increasing our recruiting, training and supervisory costs, while failure to preserve our culture for any reason could harm our future success, including our ability to retain and recruit personnel, innovate and operate effectively and execute on our business strategy. In addition, job candidates and existing employees often consider the value of the equity awards they receive in connection with their employment. Volatility or lack of performance in our stock price may also affect our ability to attract and retain key employees. Any failure to successfully attract, integrate or retain qualified personnel to fulfill our current or future needs could adversely affect our business, results of operations and financial condition. Risks Relating to Our Growth Strategy and Strategic Initiatives We may experience risks related to acquisitions and divestitures which could adversely affect our financial results. We have made acquisitions and divestitures in the past and we may to seek to identify potential acquisition candidates to expand our business generally in the future or identify businesses which may no longer be aligned with our strategic initiatives and long-term objectives. If we do not identify suitable acquisition candidates or complete acquisitions with satisfactory pricing and other terms, our growth could be adversely affected. Even if we complete what we believe to be suitable acquisitions, we may experience related operational and financial risks. As a result, to the extent that we desire to grow through acquisitions, we will need to: • properly identify, value, and complete prospective acquisitions, especially those of companies with limited operating histories; • successfully integrate acquired businesses to the extent and in a manner that aligns with our strategy; • successfully identify and realize potential synergies among acquired and existing business; • retain or hire senior management and other key personnel at acquired businesses; and • successfully manage acquisition-related strain on our management, operations and financial resources. We may not be successful in addressing these challenges or any other problems encountered in connection with historical and future acquisitions. Adverse reactions by potential acquisition targets could frustrate our ability to execute on our acquisition strategy as could the failure of our due diligence process to uncover material risks, legal or otherwise. We may also be negatively impacted by adverse reactions of home services companies, consumers, service providers and business partners to the disclosure or consummation of any acquisition. In addition, the anticipated benefits of one or more acquisitions may not be realized. Also, future acquisitions could result in increased operating losses, dilutive issuances of equity securities and/or the assumption of contingent liabilities. Additionally, acquisitions may be compensated in part with future or contingent payments that will create future liabilities or dilution for us upon the consummation of such acquisitions. Lastly, the value of goodwill and other intangible assets acquired could be impacted by one or more continuing unfavorable events and/or trends, which could result in significant impairment charges. The occurrence of any of these events could have an adverse effects on our business, financial condition and results of operations. The success of any acquisition depends on the acquired business performing at or better than our expectations and achieving anticipated synergies, benefits and cost savings, and further depends, in part, on our ability to successfully combine and integrate our culture and current operations with the acquired company’s culture and business. It is possible that the integration process could result in higher than expected costs, diversion of management attention, the disruption of either company’s ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect the combined company’s ability to maintain relationships with customers, suppliers, vendors and employees, operating in a decentralized environment for longer than expected, or to achieve the anticipated benefits and cost savings of any particular acquisition. If we experience difficulties with the integration process or other unforeseen costs, the anticipated benefits and cost savings of any acquisition may not be realized fully or at all, or may take longer to realize than expected. Management continues to refine its integration plan. The integration planning and implementation process will result in significant costs and divert management attention and resources. These integration matters could have an adverse effect on our combined Table of Contents 37 company for an undetermined period. Any of the foregoing may have a material and adverse effect on our business, results of operations and financial condition. In addition, divestitures pose risks and challenges that could negatively impact our business, including required separation or carve-out activities and costs, disputes with buyers, or potential impairment charges. We may also dispose of a business at a price or on terms that are less than we had previously anticipated. After reaching an agreement with a buyer for the disposition of a business, we may also be subject to satisfaction of pre-closing conditions, including any necessary regulatory and governmental approvals on acceptable terms, which may prevent us from completing a transaction. Dispositions may also involve continued financial involvement, as we may be required to retain responsibility for, or agree to indemnify buyers against contingent liabilities related to businesses sold, such as lawsuits, tax liabilities, lease payments, or product liability claims. In certain situations, indemnification could meet or exceed the purchase price we receive. Further, the purchase price for any disposition may be subject to adjustment based upon performance of the business. Under these types of arrangements, performance by the divested businesses or other conditions outside of our control, including any obligations to indemnify, could affect future financial results. We may not be able to effectively manage our growth. Our future growth, if any, may cause a significant strain on our management and our operational, financial, and other resources. Our ability to manage our growth effectively will require us to implement and improve our operational, financial, and management systems and to expand, train, manage, and motivate our employees. These demands may require the hiring of additional management personnel and the development of additional expertise by our management. Any increase in resources used without a corresponding increase in our operational, financial, and management systems could have a material adverse effect on our business, financial condition, and results of operations. Risks Relating to our Indebtedness Servicing our indebtedness requires a significant amount of cash, and we may not have sufficient cash flow from our business to make such payments. Our ability to make scheduled payments of the principal of, to pay interest on or to refinance our indebtedness now or in the future (including our 0.75% convertible senior notes due 2026 (“2026 Notes”) and 6.75% convertible senior secured notes due 2028 (“2028 Notes”)), depends on our future performance, which is subject to economic, financial, competitive and other factors beyond our control. In addition, our ability to repurchase the 2026 Notes or 2028 Notes or to pay cash upon conversions of the notes may be limited by law, by regulatory authority or by agreements governing our future indebtedness. Our business may not continue to generate cash flow from operations in the future sufficient to service our indebtedness and make necessary capital expenditures. If we are unable to generate such cash flow, we may be required to adopt one or more alternatives, such as selling assets, restructuring debt or obtaining additional equity capital on terms that may be onerous or highly dilutive. Our ability to refinance indebtedness (including the 2026 Notes or 2028 Notes) will depend on the capital markets and our financial condition at such time. Our failure to repurchase notes at a time when the repurchase is required by the indenture or to pay any cash payable on future conversions of the notes as required by the indenture would constitute a default under the indenture. A default under the indenture or the fundamental change itself could also lead to a default under agreements governing our future indebtedness. If the repayment of the related indebtedness were to be accelerated after any applicable notice or grace periods, we may not have sufficient funds to repay the indebtedness and repurchase the notes or make cash payments upon conversions thereof. We may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default the notes. The conditional conversion features of the 2026 Notes and 2028 Notes, if triggered, may adversely affect our financial condition and operating results. We completed an offering of the 2026 Notes in September 2021 and an offering of the 2028 Notes in April 2023. In the event the conditional conversion feature of the 2026 Notes or 2028 Notes is triggered, holders of the triggered notes will be entitled to convert the notes at any time during specified periods at their option. If one or more holders elect to convert their notes, unless we elect to satisfy our conversion obligation by delivering solely shares of our common stock (other than paying cash in lieu of delivering any fractional share), we would be required to settle a portion or all of our conversion obligation through the payment of cash, which could adversely affect our liquidity. In addition, even if holders do not elect to convert their notes, we could be required under applicable accounting rules to reclassify all or a portion of the outstanding principal of the notes as a current rather than long-term liability, which would result in a material reduction of our net working capital. Conversion of our 2026 Notes or 2028 Notes may dilute the ownership interest of our stockholders or may otherwise depress the price of our common stock. The conversion of some or all of our 2026 Notes or 2028 Notes may dilute the ownership interests of our stockholders. Upon conversion of the notes, we have the option to pay or deliver, as the case may be, cash, shares of our common stock, Table of Contents 38 or a combination of cash and shares of our common stock. If we elect to settle our conversion obligation in shares of our common stock or a combination of cash and shares of our common stock, any sales in the public market of our common stock issuable upon such conversion could adversely affect prevailing market prices of our common stock. However, in connection with the pricing of the 2026 Notes, we entered into capped call transactions with certain option counterparties. The capped call transactions are expected generally to reduce (but not eliminate) potential dilution to our common stock upon conversion of any notes and/or offset any cash payments we are required to make in excess of the principal amount of converted notes, as the case may be, with such reduction and/or offset subject to a cap. Finally, the existence of the 2026 Notes and 2028 Notes may encourage short selling by market participants that engage in hedging or arbitrage activity, and anticipated conversion of the notes into shares of our common stock could depress the price of our common stock. The indenture governing our 2028 Notes contains, and instruments governing any future indebtedness of ours would likely contain, restrictions that may limit our flexibility in operating our business, and any default on our 2028 Notes or other future secured indebtedness could result in foreclosure by our secured debtholders on our assets. The indenture and security agreement and related documents governing our 2028 Notes contain, and instruments governing any future indebtedness of ours would likely contain, a number of covenants that impose significant operating and financial restrictions on us, including restrictions on our ability to, among other things: • create liens on certain assets; • incur or guarantee additional debt or issue redeemable equity; • pay dividends on, repurchase or make distributions on account of capital stock or make other restricted payments (including limiting repurchases of our 2026 Notes to $50 million in the aggregate); • make certain unpermitted investments; • consolidate, merge, sell or otherwise dispose of all or substantially all of our assets; and • sell, transfer or otherwise convey certain assets. The indenture governing our 2028 Notes also requires us to maintain a minimum amount of unrestricted cash and cash equivalents of at least $25 million (tested monthly on the last day of each calendar month) on a consolidated basis among Porch Group, Inc. and certain of its domestic subsidiaries. In addition, if more than $30.0 million aggregate principal amount of our 2026 Notes remain outstanding on June 14, 2026, the holders of the 2028 Notes have the right to require us to repurchase for cash on June 15, 2026, all or any portion of their 2028 Notes at a repurchase price equal to 106.5% of the principal amount of the 2028 Notes to be repurchased, plus accrued and unpaid interest. As of December 31, 2023, there was $225.0 million aggregate principal amount of 2026 Notes outstanding. If we are unable to repurchase or otherwise refinance a sufficient amount of the remaining outstanding 2026 Notes prior to June 14, 2026, and the holders of all or a substantial portion of the outstanding 2028 Notes require us to repurchase their 2028 Notes pursuant to this indenture provision, our liquidity will be materially adversely affected, and there are no assurances that we would have sufficient funds available to satisfy the repurchase of all such 2028 Notes. As a result of these restrictions, we will be limited as to how we conduct our business, and we may be unable to raise additional debt or equity financing to compete effectively or to capitalize on available business opportunities. Any failure to comply with these covenants could result in a default under our 2028 Notes or instruments governing any future indebtedness of ours. Additionally, our 2028 Notes are secured by a first-priority lien in substantially all assets of Porch Group, Inc. and certain of its domestic subsidiaries. Upon a default, unless waived, amounts due under the 2028 Notes could be accelerated, and the holders of our 2028 Notes could initiate foreclosure proceedings against their collateral, which could potentially force us into bankruptcy or liquidation. In addition, a default under our 2028 Notes indenture could trigger a cross-default under agreements governing any future indebtedness as well as the indenture governing our 2026 Notes. Our results of operations may not be sufficient to service our indebtedness and to fund our other expenditures, and we may not be able to obtain financing to meet these requirements. If we experience a default under our 2028 Notes indenture, 2026 Notes indenture or instruments governing our future indebtedness, our business, financial condition, and results of operations may be materially adversely affected. Certain provisions in the indenture governing the 2026 Notes and indenture governing the 2028 Notes may delay or prevent an otherwise beneficial takeover attempt of us. Certain provisions in the indenture governing the 2026 Notes and indenture governing the 2028 Notes may make it more difficult or expensive for a third party to acquire us. For example, the indenture governing the 2026 Notes requires us to repurchase the notes for cash upon the occurrence of a fundamental change (as defined in the indenture governing the 2026 Notes) of us and, in certain circumstances, to increase the conversion rate for a holder that converts their notes in connection with a make-whole fundamental change (as defined in the indenture governing the notes). Similarly, the Table of Contents 39 indenture governing the 2028 Notes requires us to repurchase the notes for cash upon the occurrence of a fundamental change (as defined in the indenture governing the 2028 Notes) at a premium. A takeover of us may trigger the requirement that we repurchase the notes and/or increase the conversion rate in the case of the 2026 Notes, which could make it more costly for a potential acquirer to engage in such takeover. Such additional costs may have the effect of delaying or preventing a takeover of us that would otherwise be beneficial to investors. The accounting method for the 2026 Notes and 2028 Notes could adversely affect our reported financial condition and results. The accounting method for reflecting the 2026 Notes and 2028 Notes on our balance sheet, accruing interest expense for the notes and reflecting the underlying shares of our common stock in our reported diluted earnings per share may adversely affect our reported earnings and financial condition. The notes are reflected as a liability on our balance sheets, with the carrying amount equal to the principal amount of the notes, net of unamortized issuance costs. The issuance costs attributable to the notes are treated as a debt discount for accounting purposes, which is amortized into interest expense over the term of the notes. As a result of this amortization, the interest expense that we expect to recognize for the notes for accounting purposes will be greater than the cash interest payments we will pay on the notes, which will result in lower reported income. In addition, we expect that the shares underlying the notes will be reflected in our diluted earnings per share using the “if converted” method. However, if reflecting the notes in diluted earnings per share is anti-dilutive, then the shares underlying the notes will not be reflected in our diluted earnings per share. Furthermore, if any of the conditions to the convertibility of the notes is satisfied, then we may be required under applicable accounting standards to reclassify the liability carrying value of the notes as current, rather than a long-term, liability. This reclassification could be required even if no noteholders convert their notes and could materially reduce our reported working capital. The capped call transactions may affect the value of the 2026 Notes and our common stock. In connection with the pricing of the 2026 Notes, we entered into capped call transactions with certain option counterparties. The capped call transactions are expected generally to reduce potential dilution to our common stock upon conversion of any notes and/or offset any cash payments we are required to make in excess of the principal amount of converted notes, as the case may be, with such reduction and/or offset subject to a cap. In connection with establishing their initial hedges of the capped call transactions, the option counterparties or their respective affiliates purchased shares of our common stock and/or entered into various derivative transactions with respect to our common stock concurrently with or shortly after the pricing of the notes. In addition, the option counterparties and/or their respective affiliates may modify their hedge positions by entering into or unwinding various derivatives with respect to our common stock and/or purchasing or selling our common stock or other securities of ours in secondary market transactions following the pricing of the notes and prior to the maturity of the notes (and are likely to do so during any observation period related to a conversion of notes). This activity could cause or avoid an increase or a decrease in the market price of our common stock or the notes, which could affect your ability to convert the notes and, to the extent the activity occurs following conversion or during any observation period related to a conversion of notes, it could affect the number of shares and value of the consideration that you will receive upon conversion of such notes. Finally, if any such capped call transactions fail to become effective, the option counterparties or their respective affiliates may unwind their hedge positions with respect to our common stock, which could adversely affect the value of our common stock and the value of the notes. Additional Risks Relating to Ownership of Company Securities The price of the Company’s securities may change significantly, and investors could lose all or part of their investment as a result. The trading price of the Company’s common stock is likely to be volatile. The stock market recently has experienced extreme volatility. This volatility often has been unrelated or disproportionate to the operating performance of particular companies. You may not be able to resell your shares at an attractive price due to a number of factors such as those listed in “Risks Relating to Porch’s Business and Industry” and the following: • results of operations that vary from the expectations of securities analysts and investors; • results of operations that vary from those of the Company’s competitors; • changes in expectations as to the Company’s future financial performance, including financial estimates and investment recommendations by securities analysts and investors; • declines in the market prices of stocks generally; • strategic actions by the Company or its competitors; Table of Contents 40

• announcements by the Company or its competitors of significant contracts, acquisitions, joint ventures, other strategic relationships or capital commitments; • any significant change in the Company’s management; • changes in general economic or market conditions or trends in the Company’s industry or markets; • changes in business or regulatory conditions, including new laws or regulations or new interpretations of existing laws or regulations applicable to the Company’s business; • future sales of the Company’s common stock or other securities; • investor perceptions or the investment opportunity associated with the Company’s common stock relative to other investment alternatives; • the public’s response to press releases or other public announcements by the Company or third parties, including the Company’s filings with the SEC; • litigation involving the Company, the Company’s industry, or both, or investigations by regulators into the Company’s operations or those of the Company’s competitors; • guidance, if any, that the Company provides to the public, any changes in this guidance or the Company’s failure to meet this guidance; • additional dilution caused by the Company issuing additional equity, whether grants related to its Management Incentive Plan, stock provided to acquisitions as some or all of the purchase price, future fundraising events, or other issuances approved by the Company’s Board of Directors; • the development and sustainability of an active trading market for the Company’s common stock; • actions by institutional or activist stockholders; • changes in accounting standards, policies, guidelines, interpretations or principles; and • other events or factors, including those resulting from natural disasters, war, acts of terrorism, other global health crises and pandemics, or responses to these events. These broad market and industry fluctuations may adversely affect the market price of the Company’s common stock, regardless of the Company’s actual operating performance. In addition, price volatility may be greater if the public float and trading volume of the Company’s common stock is low. In the past, following periods of market volatility, stockholders have instituted securities class action litigation. If the Company was involved in securities litigation, it could have a substantial cost and divert resources and the attention of executive management from the Company’s business regardless of the outcome of such litigation. Future sales, or the perception of future sales, by us or our stockholders in the public market could cause the market price for the Company’s common stock to decline. The sale of shares of our common stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of shares of our common stock. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that it deems appropriate. In addition, common stock reserved for future issuance under our equity incentive plans will become eligible for sale in the public market once those shares are issued, subject to provisions relating to various vesting agreements and, in some cases, limitations on volume and manner of sale applicable to affiliates under Rule 144, as applicable. As of December 31, 2023, the aggregate number of shares of common stock reserved for future issuance under our equity incentive plans is 8.0 million. The compensation committee of our Board of Directors will determine the exact number of shares to be issued during 2024 and the number of shares reserved for future issuance under its equity incentive plans at its discretion. The number of equity incentive awards awarded are based upon dollar values and the market price of our common stock and, as a result, a decline in our stock price may result in the compensation committee of our Board of directors issuing, or seeking flexibility from stockholders to issue, equity incentive awards that represent a greater number of shares than at higher stock prices. We have filed and may in the future file one or more registration statements on Form S-8 under the Securities Act of 1933, as amended (the “Securities Act”) to register shares of common stock or securities convertible into or exchangeable for shares of common stock issued pursuant to our equity incentive plans. Any such Form S-8 registration statements will automatically become effective upon filing. Accordingly, shares registered under such registration statements generally will be available for sale in the open market. Any additional equity grants or vesting and/or exercise of equity incentive awards will cause our stockholders to be diluted and may negatively affect the price of our common stock. Table of Contents 41

We have previously issued and in the future may issue shares of common stock in connection with recently completed, pending or future acquisitions. A portion of the total consideration in these acquisitions is earnout consideration, which, if payable, will be in the form of shares of common stock issuable in the future. We may also issue securities in connection with investments or acquisitions in the future. The amount of shares of common stock issued in connection with an investment or acquisition could constitute a material portion of our then-outstanding shares of common stock. Any issuance of additional securities in connection with investments or acquisitions may result in additional dilution to our stockholders. Nasdaq may delist the Company’s securities from trading on its exchange, which could limit investors’ ability to make transactions in its securities and subject the Company to additional trading restrictions. Currently, our common stock is publicly traded on the Nasdaq Capital Market under the symbol PRCH. In order to continue listing our securities on the Nasdaq Capital Market, the Company will be required to maintain certain financial, distribution and stock price levels. Among other required listing standards, the Company will be required to maintain a minimum amount in stockholders’ equity (generally $2.5 million for companies trading on the Nasdaq Capital Market) and a minimum number of holders of our securities (generally 300 public holders). Nasdaq also requires the Company to comply with a minimum closing bid price requirement of $1.00 per share for thirty consecutive business days. If a company trades for thirty consecutive business days below the $1.00 minimum closing bid price requirement, Nasdaq will send a deficiency notice to the company advising that it has been afforded a “compliance period” of 180 calendar days to regain compliance with the applicable requirements. For example and as previously reported, the Company received such a notice of stock price deficiency in September 2023 and cured such deficiency within the compliance period. If Nasdaq delists the Company’s securities from trading on its exchange and the Company is not able to list its securities on another national securities exchange, we expect our securities could be quoted on an over-the-counter market. If this were to occur, we could face significant material adverse consequences, including: • a limited availability of market quotations for our securities; • reduced liquidity for our securities; • a determination that the Company common stock is a “penny stock” which will require brokers trading in Company common stock to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our securities; • a limited amount of news and analyst coverage; and • a decreased ability to issue additional securities or obtain additional financing in the future. The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” Since the Company’s common stock is listed on the Nasdaq, they are covered securities. Although the states are preempted from regulating the sale of its securities, the federal statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. If the Company was no longer listed on the Nasdaq, its securities would not be covered securities and it would be subject to regulation in each state in which it offers its securities. Because there are no current plans to pay cash dividends on the Company’s common stock for the foreseeable future, you may not receive any return on investment unless you sell your common stock for a price greater than that which you paid for it. The Company intends to retain future earnings, if any, for future operations, expansion and debt repayment and there are no current plans to pay any cash dividends for the foreseeable future. The declaration, amount and payment of any future dividends on shares of the common stock will be at the sole discretion of our Board of Directors. The Company’s Board of Directors may take into account general and economic conditions, the Company’s financial condition and results of operations, the Company’s available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax, and regulatory restrictions, implications on the payment of dividends by the Company to its stockholders or by its subsidiaries to it and such other factors as the Company’s Board of Directors may deem relevant. In addition, the Company’s ability to pay dividends is limited by covenants of Porch’s existing and outstanding indebtedness and may be limited by covenants of any future indebtedness the Company incurs. As a result, investors may not receive any return on an investment in the Company’s common stock unless they sell the Company’s common stock for a price greater than that what the investor paid for it. Table of Contents 42

If securities analysts do not publish research or reports about the Company’s business or if they downgrade the Company’s stock or the Company’s sector, the Company’s stock price and trading volume could decline. The trading market for the Company’s common stock will rely in part on the research and reports that industry or financial analysts publish about the Company or its business. The Company will not control these analysts. In addition, some financial analysts may have limited expertise with Porch’s model and operations. Furthermore, if one or more of the analysts who do cover the Company downgrade its stock or industry, or the stock of any of its competitors, or publish inaccurate or unfavorable research about its business, the price of the Company’s stock could decline. If one or more of these analysts ceases coverage of the Company or fails to publish reports on it regularly, the Company could lose visibility in the market, which in turn could cause its stock price or trading volume to decline. Anti-takeover provisions in the Company’s organizational documents could delay or prevent a change of control. The Company’s Amended and Restated Articles of Incorporation (the “Charter”) and its Amended and Restated Bylaws (the “Bylaws”) contain certain provisions that may have an anti-takeover effect and may delay, defer or prevent a merger, acquisition, tender offer, takeover attempt or other change of control transaction that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by the Company’s stockholders. First, the Board of Directors is classified into three classes. Directors of each class serve for staggered three-year periods. Although the Company’s Board has amended the Charter to eliminate this classified Board structure, the declassification will not be fully phased in until after the 2024 annual meeting of stockholders. Certain provisions of the Company’s Charter and Bylaws may have an anti-takeover effect and may delay, defer or prevent a merger, acquisition, tender offer, takeover attempt or other change of control transaction that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by the Company’s stockholders. Other provisions in the Charter and/or Bylaws include: • the ability of the Company’s Board of Directors to issue one or more series of preferred stock; • advance notice for nominations of directors by stockholders and for stockholders to include matters to be considered at the Company’s annual meetings; • certain limitations on convening special stockholder meetings; and • the Company’s Board of Directors have the express authority to make, alter or repeal the Company’s Bylaws. These anti-takeover provisions could make it more difficult for a third party to acquire the Company, even if the third party’s offer may be considered beneficial by many of the Company’s stockholders. As a result, the Company’s stockholders may be limited in their ability to obtain a premium for their shares. These provisions could also discourage proxy contests and make it more difficult for any stockholders to elect directors of their choosing and to cause the Company to take other corporate actions they desire. The Company’s Charter designates the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by the Company’s stockholders, which could limit the Company’s stockholders’ ability to obtain a favorable judicial forum for disputes with the Company or its directors, officers, employees or stockholders. The Company’s Charter provides that, subject to limited exceptions, any (1) derivative action or proceeding brought on behalf of the Company, (2) action asserting a claim of breach of a fiduciary duty owed by any director, officer, stockholder or employee to the Company or its stockholders, (3) action asserting a claim arising pursuant to any provision of the Delaware corporate statute or the Company’s Charter or the Company’s Bylaws, or (4) action asserting a claim governed by the internal affairs doctrine shall, to the fullest extent permitted by law, be exclusively brought in the Court of Chancery of the State of Delaware or, if such court does not have subject matter jurisdiction thereof, another state or federal court located within the State of Delaware. Any person or entity purchasing or otherwise acquiring any interest in shares of the Company’s capital stock shall be deemed to have notice of and to have consented to the provisions of the Company’s Charter described above. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with the Company or its directors, officers or other employees, which may discourage such lawsuits against the Company and its directors, officers and employees. Alternatively, if a court were to find these provisions of the Company’s Charter inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, the Company may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect the Company’s business and financial condition. Table of Contents 43

Item 1B. Unresolved Staff Comments None. Item 1C. Cybersecurity Risk Management and Strategy We regularly assess risks from cybersecurity threats; monitor our information systems for potential vulnerabilities; and test those systems pursuant to our cybersecurity policies, processes, and practices, which are integrated into our overall risk management program. To protect our information systems from cybersecurity threats, we use various security tools that are designed to help identify, escalate, investigate, resolve, and recover from security incidents in a timely manner. We have a team comprised of representatives from cross-functional business teams (e.g., legal, engineering, finance, technology, security, internal audit, and commercial), that assesses risks based on probability and potential impact to key business systems and processes. Risks that are considered high are incorporated into our overall risk management program. A mitigation plan is developed for each identified high risk, with progress reported to the security management team and tracked as part of our overall risk management program overseen by the Audit Committee of our board of directors. We maintain a Cybersecurity Incident Response Plan (“CIRP”), which establishes an organizational framework and guidelines intended to facilitate an effective response and handling of cybersecurity incidents that could jeopardize the availability, integrity, or confidentiality of our assets. The CIRP outlines roles and responsibilities of a cybersecurity incident response team comprised of cross-functional members of management from information technology, information security, legal, finance, and human resources; the specific criteria for measuring the severity of a cybersecurity incident; and an escalation framework. The CIRP also addresses senior management responsibility with respect to public disclosure determinations related to a cybersecurity incident and provides for Audit Committee and Board briefings. Along with the CIRP, management sustains numerous programs and processes to stay informed about and monitor the prevention, detection, mitigation and remediation of cybersecurity incidents. The list of cybersecurity programs and processes described below is not meant to be exhaustive, but to provide examples of such programs and processes. When needed, we collaborate with third parties to assess the effectiveness of our cybersecurity prevention and response systems and processes. These include cybersecurity assessors, consultants, and other external cybersecurity experts to assist in the identification, verification, and validation of cybersecurity risks, as well as to support associated mitigation plans when necessary. We have also developed a third-party cybersecurity risk management process to conduct due diligence on external entities. A cybersecurity incident may be detected in a number of ways, including, but not limited to, through automated reporting mechanisms, network and system indicators, intrusion detection systems, proactive threat hunt, internal investigations, employee reports, law enforcement reports, threat intelligence feeds, or other third-party notifications. To oversee and identify cybersecurity threat risks on a day-to-day basis, including from third party service providers, we maintain a security operations center with full time monitoring. Upon detection of a cybersecurity incident, the cybersecurity incident response team acts to isolate and contain the threat. The cybersecurity incident response team analyzes the incident and determines, based on the CIRP framework, whether the incident should be escalated. Escalation includes notification to the board of directors, senior executives, and to the cyber response reporting committee. The cyber response reporting committee is an internal cross-functional team comprised of members of management or other key employees that analyzes each incident for disclosure under the U.S. securities laws. Throughout the process, steps are taken to stop or lower the impact, prevent spread of the incident, evaluate the scope of the incident, plan to contain the impacted data and systems, and to fully remove and stop the incident. We may engage third party experts for assistance with crisis management, including forensic investigations, ransom negotiation, or crisis communication. We also consult with outside counsel as appropriate, including with respect to the materiality analysis for disclosure matters. Our management also apprises our independent registered public accounting firm of cybersecurity incidents and developments. During this process, the cybersecurity operations team will take steps to preserve evidence as soon as possible, including, but not limited to, memory dumps, log preservation and forensic hard drive collection. We have not identified any risks from known cybersecurity threats, including those resulting from any previous cybersecurity incidents, that have materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition. Refer to the risk factor captioned, “We may not be able to protect our systems, technology and infrastructure from cyberattacks and cyberattacks experienced by third parties may adversely affect us,” in “Item 1A. Risk Factors,” in this Annual Report for additional description of cybersecurity risks and potential related impacts on us. Table of Contents 44

Governance Our board of directors oversees our risk management process, including as it pertains to cybersecurity risks, directly and through its committees. The Audit Committee of the board is primarily responsible for overseeing our risk management program, which focuses on the most significant risks we face in the short-, intermediate-, and long-term timeframe. Audit Committee meetings include discussions of specific risk areas throughout the year, including, among others, those relating to cybersecurity threats. The Audit Committee reviews our cybersecurity risk profile with management on a periodic basis using key performance and/or risk indicators. These key performance indicators are metrics and measurements designed to assess the effectiveness of our cybersecurity program in the prevention, detection, mitigation, and remediation of cybersecurity incidents. Management is responsible for the day-to-day assessment and management of cybersecurity risks. Teams of IT, engineering, and information security professionals oversee cybersecurity risk management and mitigation, incident prevention, detection, and remediation. Leadership of these teams are professionals with cybersecurity expertise across multiple industries. Specifically, our Senior Information Security Manager leads our cybersecurity risk management function and is primarily responsible for assessing and managing our cybersecurity risk, with support from our Director of Information Technology and the Senior Director of Engineering. Our Senior Information Security Manager has over twenty years’ experience leading and managing cyber security programs and teams at various companies, and holds a CISSP certification (Certified Information Systems Security Professional). Item 2. Properties To support our business operations in the United States and other countries we lease real properties. Our reportable segments use these facilities for their respective business purposes, and we believe these current facilities are suitable for their respective uses and are adequate for our anticipated future needs. We do not anticipate any future problems renewing or obtaining suitable leases for us or any of our businesses. Item 3. Legal Proceedings Cases Under Telephone Consumer Protection Act. Porch and/or an acquired entity, GoSmith.com, are party to a legal proceeding alleging violations of the automated calling and/or internal and National Do Not Call restrictions of the Telephone Consumer Protection Act of 1991 and a related Washington state law claim. The proceedings were commenced as thirteen separate mass tort actions brought by a single plaintiffs’ law firm in December 2019 and April/May 2020 in federal district courts throughout the United States. One of the actions was dismissed with prejudice and appealed to the Ninth Circuit Court of Appeals. While the appeal was pending, the remaining cases were consolidated in the United States District Court for the Western District of Washington, where Porch resides. On October 12, 2022, in a split decision, the Ninth Circuit Court of Appeals reversed. Following remand, that case was also consolidated with the Western District of Washington action. Plaintiffs then filed a motion for leave to file a second amended complaint, which was granted in part and denied in part. The Second Amended Complaint was filed in July 2023. In September 2023, Defendants filed a Motion to Strike the Second Amended Complaint; this motion was denied. Defendants’ Motion to Dismiss was filed on February 15, 2024. The parties’ filed a required Joint Status Report and Discovery Plan on February 16, 2024. Plaintiffs seek actual, statutory, and/or treble damages, injunctive relief, and reasonable attorneys’ fees and costs. The action is at an early stage in the litigation process. It is not possible to determine the likelihood of an unfavorable outcome of these disputes, although it is reasonably possible that the outcome of these actions may be unfavorable. Further, it is not possible to estimate the range or amount of potential loss (if the outcome should be unfavorable). We intend to contest this case vigorously. In addition, in the ordinary course of business, us and our subsidiaries are (or may become) parties to litigation involving property, personal injury, contract, intellectual property and other claims, as well as stockholder derivative actions, class action lawsuits and other matters. The amounts that may be recovered in such matters may be subject to insurance coverage. Although the results of legal proceedings and claims cannot be predicted with certainty, neither us nor any of our subsidiaries are currently a party to any legal proceedings the outcome of which, we believe, if determined adversely to us, would individually or in the aggregate have a material adverse effect on our business, financial condition or results of operations. Item 4. Mine Safety Disclosures Not applicable. Table of Contents 45

PART II Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities Market Information Our common stock trades on the Nasdaq Capital Market under the symbol “PRCH.” Holders There were 554 stockholders of record as of March 8, 2024. This figure does not include an estimate of the indeterminate number of “street name” or beneficial holders whose shares may be held of record by brokerage firms and clearing agencies. Dividend Policy We have not paid any cash dividends on our common stock to date. The payment of cash dividends is subject to the discretion of our Board of Directors and may be affected by various factors, including our future earnings, financial condition, capital requirements, share repurchase activity, current and future planned strategic growth initiatives, levels of indebtedness and other considerations our Board of Directors may deem relevant. Our insurance company subsidiaries are highly regulated and are restricted by statute as to the amount of dividends they may pay without the prior approval of their respective regulatory authorities. Recent Sales of Unregistered Securities On April 17, 2023, we entered into convertible note subscription agreements (the “Subscription Agreements”) with certain institutional investors (the “Investors”), pursuant to which we agreed to issue and sell (at an issue price of 95% of par value) $333.3 million in aggregate principal amount of a new series of 6.75% convertible senior secured notes due 2028 (the “2028 Notes”) in a private placement to Investors (the “2028 Notes Offering”). On April 20, 2023, we consummated the 2028 Notes Offering. We received net cash proceeds of approximately $100 million from the 2028 Notes Offering after (i) the repurchase of $200.0 million aggregate principal amount of our existing 0.75% convertible senior notes due 2026 (the “2026 Notes”) in the 2026 Notes Repurchase (as defined below), (ii) repayment of $10 million principal amount of existing subsidiary secured indebtedness, and (iii) payment of accrued interest and related transaction fees and expenses. We issued the 2028 Notes under an indenture, dated as of April 20, 2023 (the “Indenture”), among the Company, certain subsidiaries of the Company, as Subsidiary Guarantors, and U.S. Bank Trust Company, National Association, in its capacity as trustee and as collateral agent thereunder. The 2028 Notes will be convertible into cash, shares of our common stock, or a combination of cash and shares of common stock at our election at an initial conversion rate of 39.9956 shares of common stock per one-thousand dollars principal amount of the 2028 Notes, which is equivalent to an initial conversion price of approximately $25.00 per share of common stock. A maximum of 13.3 million shares of our common stock may be issued upon conversion of the 2028 Notes, subject to customary adjustments. The 2028 Notes are convertible at the option of the holders (in whole or in part) at any time prior to the close of business on the business day immediately preceding July 1, 2028, only under the following circumstances: (1) during any calendar quarter commencing after the calendar quarter ending on June 30, 2023 (and only during such calendar quarter), if the last reported sale price of the common stock for at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days ending on, and including, the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the conversion price on each applicable trading day; (2) during the five business day period after any five consecutive trading day period (the “measurement period”) in which the “trading price” (as defined in Section 1.01 of the Indenture) per one thousand dollars principal amount of Notes for each trading day of the measurement period was less than 98% of the product of the last reported sale price of common stock and the conversion rate on each such trading day; (3) if we call any or all of the 2028 Notes for redemption, at any time prior to the close of business on the scheduled trading day immediately preceding the redemption date; or (4) upon the occurrence of certain corporate events as specified in the Indenture. On or after July 1, 2028, until the close of business on the second scheduled trading day immediately preceding the maturity date, holders may convert all or a portion of their 2028 Notes at any time, regardless of the foregoing circumstances. On or after October 1, 2024, we may redeem (an “Optional Redemption”) for cash all or any portion of the 2028 Notes at a redemption price equal to the Applicable Percentage (as defined in the Indenture) of the principal amount of such 2028 Table of Contents 46

Notes, plus accrued and unpaid interest to, but excluding, the applicable redemption date; provided, however, that if we elect to redeem fewer than all of the outstanding 2028 Notes, we must, in the case of each Optional Redemption, elect to redeem a minimum of $62.5 million in aggregate principal amount of 2028 Notes. No sinking fund is provided for the 2028 Notes. The 2028 Notes were not be registered under the Securities Act , and were issued in reliance on the exemption from registration requirements thereof provided by Section 4(a)(2) of the Securities Act as a transaction by an issuer not involving a public offering. Performance Graph The following graph depicts the total cumulative stockholder return on our common stock from January 13, 2020, the first day of trading of our common stock on the Nasdaq stock exchange, through December 31, 2023, relative to the performance of the Standard & Poor’s 500 Index “S&P 500 ” and S&P 500 Information Technology Sector Index “S&P 500 IT”. The graph assumes an initial investment of $100.00 at the close of trading on January 13, 2020. The performance shown in the graph below is not intended to forecast or be indicative of future stock price performance. Porch Group, Inc. SP 500 Index SP 500 IT Index 1/13/20 12/31/20 12/31/21 12/31/22 12/31/23 $- $50 $100 $150 $200 $250 January 13, December 31, 2020 2020 2021 2022 2023 Porch Group, Inc. $ 100 $ 145 $ 165 $ 15 $ 31 SP 500 Index 100 115 140 115 145 SP 500 IT Index 100 130 170 135 202 The performance graph and related information shall not be deemed “soliciting material” or to be “filed” with the SEC for purposes of Section 18 of the Exchange Act, nor shall such information be incorporated by reference into any future filing under the Securities Act or the Exchange Act, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing, or otherwise subject to the liabilities under the Securities Act or Exchange Act, except to the extent that we specifically incorporate it by reference into such filing. Item 6. Reserved None. Table of Contents 47

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations Business Overview Porch Group, Inc., together with its consolidated subsidiaries, (“Porch Group,” “Porch,” the “Company,” “we,” “our,” “us”) is a leading vertical software and insurance platform and is positioned to be the best partner to help homebuyers move, maintain, and fully protect their homes. We offer differentiated products and services, with homeowners insurance at the center of this relationship. We differentiate and look to win in the massive and growing homeowners insurance opportunity by 1) providing the best services for homebuyers, 2) led by advantaged underwriting in insurance, 3) to protect the whole home. As a leader in the home services software-as-a-service (“SaaS”) space, we’ve built deep relationships with approximately 30 thousand companies that are key to the home-buying transaction, such as home inspectors, mortgage companies, and title companies. We have grown the utilization our software products across these industries; for example, more than 40% of home inspections in 2023 and approximately 40% of title transactions in 2023 are processed through our software. These relationships provide us with early insights to a majority of United States (“U.S.”) homebuyers. In partnership with these companies, we have the ability to help simplify the move for consumers with services such as insurance, warranty, moving and more. Through our vertical software products we have unique insights into the majority of U.S. properties. This data helps feed our insurance underwriting models, better understand risk, and create competitive differentiation in underwriting. We provide full protection for the home by including a variety of home warranty products alongside homeowners insurance. We are able to fill the gaps of protection for consumers, minimize surprises, and deepen our relationships and value proposition. We have two reportable segments: the Vertical Software segment and the Insurance segment. Vertical Software — The Vertical Software segment provides software and services to inspection, mortgage, and title companies on a subscription and transactional basis, which was 54% of total vertical software revenue in 2023, and move and post-move services, which was 46% of total vertical software revenue in 2023. The Vertical Software segment operates as several key businesses, including inspection software and services, title insurance software, mortgage software, moving services, mover and homeowner marketing, and measurement software for roofers. Insurance — Our Insurance segment provides consumers with insurance and warranty products to protect their homes, earning revenue through premiums collected on policies, policy fees and commissions. The Insurance segment includes Homeowners of America (“HOA”), a wholly owned insurance carrier, Porticus Reinsurance (“Porticus RE”), our Cayman Islands captive reinsurer, and Porch Warranty, among other warranty brands. Basis of Presentation The consolidated financial statements and accompanying notes include the accounts of Porch Group, Inc., and its wholly owned subsidiaries and were prepared in accordance with accounting principles generally accepted in the United States (“GAAP”). All significant intercompany accounts and transactions are eliminated in consolidation. Key Performance Measures and Operating Metrics In the management of these businesses, we identify, measure and evaluate various operating metrics. The key performance measures and operating metrics used in managing the businesses are discussed below. These key performance measures and operating metrics are not prepared in accordance with GAAP and may not be comparable to or calculated in the same way as other similarly titled measures and metrics used by other companies. Table of Contents 48

Table of Contents

The following table summarizes operating metrics for each of the quarterly periods indicated.

		Year Ended December 31,		
		2023	2022	% Change
Gross Written Premium (in millions)		$ 525	$ 536	(2)%
Policies in Force (in thousands)		310	389	(20)%
Annualized Revenue per Policy (unrounded)		$ 984	$ 872	13 %
Annualized Premium per Policy (unrounded)		$ 1,884	$ 1,215	55 %
Premium Retention Rate		96 %	107 %	
Gross Loss Ratio		69 %	72 %	
Average Companies in Quarter (unrounded)	(1)	30,476	29,032	5 %
Average Monthly Revenue per Account in Quarter (unrounded)	(1)	$ 1,184	$ 794	49 %
Monetized Services (unrounded)		903,455	1,128,223	(20)%
Average Quarterly Revenue per Monetized Service (unrounded)	(1)	$ 404	$ 184	119 %

(1) Amounts for periods that include more than one quarter are calculated as the average of the quarters within the period.

Gross Written Premium — We define Gross Written Premium as the total premium written by our licensed insurance carrier(s) (before deductions for reinsurance); premiums from our home warranty offerings (for the face value of one year's premium); and premiums of policies placed with third-party insurance companies for which we earn a commission.

Policies in Force — We define Policies in Force as the number of in-force policies at the end of the period for the Insurance segment, including policies and warranties written by us and policies and warranties written by third parties for which we earn a commission.

Annualized Revenue per Policy — We define Annualized Revenue per Policy as quarterly revenue for the Insurance segment, divided by the number of Policies in Force in the Insurance segment, multiplied by four.

Annualized Premium per Policy — We define Annualized Premium per Policy as the total direct earned premium for HOA, our insurance carrier, divided by the number of active insurance policies at the end of the period, multiplied by four.

Premium Retention Rate — We define Premium Retention Rate as the ratio of our insurance carrier's renewed premiums over the last four quarters to base premiums, which is the sum of the preceding year's premiums that either renewed or expired.

Gross Loss Ratio — We define Gross Loss Ratio as our insurance carrier's gross losses divided by the gross earned premium for the respective period on an accident year basis.

Average Companies in Quarter — We define Average Companies in Quarter as the straight-line average of the number of companies as of the end of period compared with the beginning of period across all of our home services verticals that (i) generate recurring revenue and (ii) generated revenue in the quarter. For new acquisitions, the number of companies is determined in the initial quarter based on the percentage of the quarter the acquired business is a part of Porch.

Average Monthly Revenue per Account in Quarter — We view our ability to increase revenue generated from existing customers as a key component of our growth strategy. Average Monthly Revenue per Account in Quarter is defined as the average revenue per month generated across all home services company customer accounts in a quarterly period. Average Monthly Revenue per Account in Quarter is derived from all customers and total revenue.

Monetized Services — We connect consumers with home services companies nationwide and offer a full range of products and services where homeowners can, among other things: (1) compare and buy home insurance policies (along with auto, flood and umbrella policies) and warranties with competitive rates and coverage; (2) arrange for a variety of services in connection with their move, from labor to load or unload a truck to full-service, long-distance moving services; (3) discover and install home automation and security systems; (4) compare internet and television options for their new home; (5) book small handyman jobs at fixed, upfront prices with guaranteed quality; and (6) compare bids from home improvement professionals who can complete bigger jobs. We track the number of monetized services performed through our platform each quarter and the revenue generated per service performed in order to measure market penetration with homebuyers and homeowners and our ability to deliver high-revenue services within those groups. Monetized Services is defined as the total number of services from which we generated revenue, including, but not limited to, new and renewing

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insurance and warranty customers, completed moving jobs, security installations, TV/Internet installations or other home projects, measured over the period. Average Quarterly Revenue per Monetized Service — We believe that shifting the mix of services delivered to homebuyers and homeowners toward higher revenue services is an important component of our growth strategy. Average Quarterly Revenue per Monetized Service is the average revenue generated per monetized service performed in a quarterly period. When calculating Average Quarterly Revenue per Monetized Service, average revenue is defined as total quarterly service transaction revenues generated from monetized services. Recent Developments Convertible Notes Financing In April 2023, we issued $333.3 million of 6.75% Senior Secured Convertible Notes due in 2028 (the “2028 Notes”) in a private placement transaction. We used a portion of the net proceeds from the 2028 Notes to repurchase $200.0 million of the 0.75% Convertible Senior Notes due on September 15, 2026 (the “2026 Notes”) and to fund the repayment of a term loan facility. In February 2024, we repurchased $8.0 million aggregate principal amount of the 2026 Notes in a private transaction. We paid $3.0 million cash, or 37.5% of par, in the repurchase transaction. This transaction reduced the outstanding principal on the 2026 Notes from $225.0 million to $217.0 million. Share Repurchases In October 2022, our board of directors approved a share repurchase program authorizing management to repurchase up to $15.0 million in our common stock and/or convertible notes. Repurchases under this program were permitted from time to time on the open market between November 10, 2022, and June 30, 2023, at prevailing market prices, in privately negotiated transactions, in block trades, and/or through other permissible means. During the first quarter of 2023, we repurchased and canceled 1.4 million shares with a total cost of $3.1 million (including commissions). The cost paid to repurchase shares in excess of the par value is charged to accumulated deficit in the Consolidated Balance Sheets. The repurchase of $200.0 million of the 2026 Notes as described in Note 7, Debt, of the Notes to Consolidated Financial Statements in “Item 8. Financial Statements and Supplementary Data,” of this Annual Report was done under separate authorization and was not part of the $15.0 million share repurchase program. Reciprocal Exchange In 2023, we filed an application to form and license a Texas reciprocal exchange (the “Reciprocal”) with the Texas Department of Insurance (“TDI”). If approved by the TDI, our insurance underwriting business will be conducted through the Reciprocal. A Porch subsidiary would serve as the operator (or “attorney-in-fact”) for the Reciprocal. In that role it would perform underwriting, claims, and management services for the Reciprocal and receive a management fee calculated as a percentage of its premiums. Porch subsidiaries would act as general agents for the Reciprocal and HOA and would receive fees and commissions. There can be no assurance that the Reciprocal will receive regulatory approval, and if obtained, that the approval would be based on terms as proposed or subject to additional requirements that may not be acceptable to us. If the application is approved, we intend to launch Porch Insurance, a new brand and product to be offered by the Reciprocal, including unique benefits for consumers such as a free 90-day warranty and proprietary discounts to customers within the Porch ecosystem. In the third quarter of 2023, after allegations of fraudulent activity by others in the industry (see “Terminated Reinsurance Contract” section below), HOA was placed under supervision by the TDI following the release of HOA’s statutory accounts which reflected a charge for balances deemed uncollectible as a result of the fraud allegations. Subsequently, HOA’s rating agency, Demotech, withdrew its financial stability rating. We have worked closely with the TDI to restore HOA’s surplus to an appropriate level following HOA’s placement under TDI supervision and made a $57 million cash investment into HOA to increase surplus in exchange for a $49 million surplus note, with interest and principal payments, and the purchase of all rights from HOA for potential claims related to the fraud connected to Vesttoo and others. In addition, HOA submitted a formal operational plan to the TDI for its review and has worked closely with both the TDI and Demotech to resolve their concerns to exit supervision and regain its financial stability rating. On November 2, 2023, the TDI released HOA from regulatory supervision and on November 8, 2023 Demotech reinstated HOA’s A rating. The TDI is satisfied with HOA’s capital surplus, financials, and operating plan following Porch Group’s $57 million cash investment into HOA. The rating withdrawal did not have a material impact on our financial performance. Table of Contents 50

Weather Events The second and third quarters of 2023 saw extreme weather events, including wind, thunderstorms, and hail. Extreme weather in Texas this year resulted in record levels of industry-wide claims. These extreme weather events compared to historic trends negatively impacted our operating results in the second quarter within the Insurance segment by approximately $26.0 million, net of third-party reinsurance. Terminated Reinsurance Contract During 2023, HOA discovered that Vesttoo Ltd (“Vesttoo”), which arranged capital for one of our reinsurance contracts, faced allegations of fraudulent activity in connection with collateral it provided to HOA and certain other third parties, which allegations have since been confirmed. We have communicated and met with regulators and other key stakeholders regarding the evolving situation. This reinsurance agreement provided partial quota share coverage as well as up to approximately $175.0 million in a catastrophic event. As a result of its findings, and in accordance with the terms of the reinsurance agreement, HOA terminated the associated contract on August 4, 2023, with an effective date of July 1, 2023. Had the contract not been terminated, the contract would have expired on December 31, 2023, and HOA would have been contracted to pay approximately $20.0 million in additional premium payments during July through December 2023. Following the effective date of the termination, HOA seized available liquid collateral in the amount of approximately $47.6 million from a reinsurance trust, of which HOA was the beneficiary, and recognized a charge of $36.0 million in provision for doubtful accounts in the Consolidated Statements of Operations and Comprehensive Loss. In addition, HOA is evaluating and intends to pursue all available legal claims and remedies to enforce its rights under the letter of credit required by the reinsurance agreement in the amount of $300.0 million as additional collateral. We are also seeking recovery of all losses and damages incurred as a result of terminating the reinsurance agreement due to allegations of fraudulent activity by third parties. HOA has secured supplemental reinsurance coverage in the amount of approximately $146.3 million as of December 31, 2023, replacing nearly all of the reinsurance coverage for certain catastrophic weather events that was in place under the terminated reinsurance contract. So far in 2024, we have purchased an additional $30 million of aggregate severe convection storm coverage, which includes hail. In January 2024, we signed a strategic business collaboration agreement with Aon Corp. and Aon Re, Inc. (“Aon”) to provide a variety of services to our businesses, resulting in payments by Aon to us of approximately $25 million upfront and additional cash payments over the following four years. Contemporaneously with this agreement, the parties also signed a release of claims arising from the Vesttoo fraud. We have not released any claims against non-Aon parties related to these matters and intend to vigorously pursue recovery. Critical Accounting Estimates Our significant accounting policies, including the assumptions and judgment underlying them, are disclosed in Note 1, Description of Business and Summary of Significant Accounting Policies, of the Notes to Consolidated Financial Statements in “Item 8. Financial Statements and Supplementary Data,” of this Annual Report. As disclosed in Note 1, Description of Business and Summary of Significant Accounting Policies, of the Notes to Consolidated Financial Statements, the preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ materially from those estimates and assumptions, and those differences could be material to the consolidated financial statements. We believe that the following discussion addresses our most critical accounting estimates, which are those that are most important to the portrayal of our financial condition and results of operations and require management’s most difficult, subjective, and complex judgments. Revenue Recognition Our non-insurance performance obligations primarily include move-related transactions and post-move transactions such as delivery of homeowner leads and performance of home project services and providing access to our software platforms. The transaction price is determined based on the amount to which we expect to be entitled in exchange for providing the promised services to the customer. The transaction price in the contract is allocated to each distinct performance obligation on a relative standalone selling price basis. In certain transactions, the transaction price is considered variable, and we record an estimate of the constrained transaction price. Changes in variable consideration may result in an increase or a decrease to revenue. Table of Contents 51

Contract payment terms vary from due upon receipt to net 30 days. Collectability is assessed based on a number of factors including collection history and creditworthiness of the customer. If collectability of substantially all consideration to which we are entitled under the contract is determined to be not probable, revenue is not recorded until collectability becomes probable at a later date. Fair Value Measurements Fair value is an exit price representing the expected amount that an entity would receive to sell an asset or pay to transfer a liability in an orderly transaction with market participants at the measurement date. Fair value principles prioritize valuation inputs across three broad levels. An asset or liability’s classification within the various levels is determined based on the lowest level input that is significant to the fair value measurement. Business Combinations We have engaged in mergers and acquisitions in the past and intend to continue to make acquisitions a part of our long- term strategy. We account for business acquisitions using the acquisition method of accounting and record any identifiable intangible assets separate from goodwill. Intangible assets are recorded at their fair value based on estimates as of the date of acquisition. Goodwill is recorded as the residual amount of the purchase price consideration less the fair value assigned to the individual identifiable assets acquired and liabilities assumed as of the date of acquisition. The accounting estimates associated with acquisitions are complex due to judgments and assumptions involved in determining (1) the total consideration paid because we have used cash, equity, and earnouts and (2) the value of assets acquired and liabilities assumed. We allocate the purchase price of the acquisition to the assets acquired and liabilities assumed based on estimates of the fair value at the dates of the acquisitions. Contingent consideration, which represents our obligation to make additional payments or equity interests to the former owner as part of the purchase price if specified future events occur or conditions are met, is accounted for at the acquisition date fair value either as a liability or as equity depending on the terms of the acquisition agreement. Impairment of Long-Lived Assets We test our long-lived asset groups when changes in circumstances indicate their carrying value may not be recoverable. Events that trigger a test for recoverability include a significant decrease in the market price for a long-lived asset, significant negative industry or economic trends, an accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of a long-lived asset, a current-period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the use of a long-lived asset or a sustained decrease in share price. When a triggering event occurs, a test for recoverability is performed, comparing projected undiscounted future cash flows to the carrying value of the asset group. If the test for recoverability identifies a possible impairment, the asset group’s fair value is measured relying primarily on a discounted cash flow method. An impairment charge is recognized for the amount by which the carrying value of the asset group excess its estimated fair value. When an impairment loss is recognized for assets to be held and used, the adjusted carrying amounts for those assets are depreciated over their remaining useful lives. We evaluate long-lived assets at the lowest level at which independent cash flows can be identified, which is dependent on the strategy and expected future use of our long-lived assets. We evaluate corporate assets or other long-lived assets that are not asset group-specific at the consolidated level. We estimate the fair value of an asset group using the income approach. The income approach uses cash flow projections. Inherent in our development of cash flow projections are assumptions and estimates derived from a review of our operating results, business plan forecasts, expected growth rates, and cost of capital, similar to those a market participant would use to assess fair value. We also make certain assumptions about future economic conditions and other data. Many of these factors used in assessing fair value are outside the control of management and these assumptions and estimates may change in future periods. Impairment of Goodwill We test goodwill for impairment annually or whenever events or changes in circumstances indicate that an impairment may exist. We assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. Factors that indicate the fair value of a reporting unit may be less than its carrying amount include industry and market considerations such as a deterioration in the economic environment or a decline in market- dependent multiples or metrics, overall financial performance such as negative or declining cash flows or a decline in actual or planned revenue or earnings, increased cost factors that have a negative effect on earnings and cash flows, or a sustained decrease in share price. The process for evaluating potential impairment of goodwill is highly subjective and requires significant judgment. If factors indicate that the fair value of the reporting unit is less than its carrying amount, we Table of Contents 52 perform a quantitative assessment and the fair value of the reporting unit is estimated by using a combination of market approaches based on peer performance and discounted cash flow methodologies. If the carrying value of the reporting unit exceeds its fair value, an impairment loss equal to the excess is recorded. Determining the fair value of a reporting unit is judgmental in nature and involves the use of significant estimates and assumptions to evaluate the impact of operating and macroeconomic changes on each reporting unit. The fair value of each reporting unit is estimated using a combination of the income approach and the market valuation approach using publicly traded company multiples in similar businesses. This analysis requires significant judgments, including estimation of future cash flows, which is dependent on internally developed forecasts, estimation of the long-term rate of growth for our business, estimation of the useful life over which cash flows will occur, and determination of our weighted average cost of capital, which is risk-adjusted to reflect the specific risk profile of the reporting unit being tested. Losses and Loss Adjustment Expenses Reserves The liability for losses and loss adjustment expenses (“LAE”) is an estimate of the amounts required to cover known incurred losses and LAE and is developed through the review and assessment of loss reports, along with the analysis of known claims. These reserves include management’s estimate of the amounts for losses incurred but not reported (“IBNR”). IBNR is reviewed regularly using a variety of actuarial techniques. We update the reserve estimates as historical loss experience develops, additional claims are reported and/or settled and new information becomes available. Any changes in estimates are reflected in operating results in the period in which the estimates are changed. Although management believes that the balance of these reserves is adequate, such liabilities are necessarily dependent on estimates, the ultimate expense may be more or less than the amounts presented. The approach and methods for developing these estimates and for recording the resulting liability are continually reviewed. Any adjustments to this reserve are recognized in the Consolidated Statements of Operations and Comprehensive Loss. Losses and LAE, less related reinsurance is charged to expense as incurred. Results of Operations Key Factors Affecting Operating Results We have been implementing our strategy as a vertical software platform for the home by providing software and services to approximately 30 thousand pre-and-post move home service providers including inspectors, real estate, title, and mortgage companies. Our Insurance segment continues to grow in scale through both premium growth and geographic expansion. The following key factors affected our operating results. • The U.S. housing market continues to see impacts from higher interest rates, existing home inventory tightening, and affordability challenges, impacting the Vertical Software segment. Existing home sales have declined by 19% for the year ended December 31, 2023, compared to the prior year. • During 2023, we recognized a $55.2 million goodwill impairment in the Insurance segment, and a $2.0 million impairment of intangible assets for certain intangible assets within the Vertical Software segment. • In March 2023, we completed the acquisitions of the Florida and California operations of Residential Warranty Services (“RWS”). We had previously completed the acquisition of substantially all of the operations of RWS on April 1, 2022, other than the operations located in Florida and California which were delayed pending regulatory approval. • We continued our insurance strategic initiatives by not renewing certain higher risk policies. We are focused on improving overall underwriting performance by increasing premiums and claim deductibles where appropriate. • In February 2023, we successfully launched our Porch Warranty offering. • Our warranty business entered new partnerships with certain businesses where we utilize a co-branded journey to provide exclusive home service offerings to utility customers, including warranties. • We continue to develop software for customers, including the expansion of our suite of solutions for our Floify customers and partners. A new module version was rolled out within Rynoh, and a new version of report writer for inspectors was launched as part of the home inspection solution. • Our moving business launched a “Fixed Price” product which makes the moving journey simpler for moving companies and consumers. Table of Contents 53

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- We have rolled out our app to all eligible Inspection Support Network ("ISN") companies, with the recall check monitoring being popular with consumers.
- We are now approved in 13 states to use our unique data to improve risk accuracy in pricing policies for our customers. This means we can charge a lower price for policies which are low-risk and more accurately price higher risk policies.
- We are expanding our distribution channels by partnering with third-party insurance agencies and sharing commissions. We send them customer leads, enabling them to access Porch's unique and valuable customer ecosystem to grow their businesses and enabling us to expand our insurance distribution capacity.

Consolidated Results of Operations

	Year Ended December 31,			
	2023	2022	$ Change	% Change
	(dollar amounts in thousands)			
Revenue	$ 430,302	$ 275,948	$ 154,354	56 %
Operating expenses:				
Cost of revenue	220,243	107,577	112,666	105 %
Selling and marketing	144,307	113,848	30,459	27 %
Product and technology	58,502	59,565	(1,063)	(2)%
General and administrative	103,192	109,814	(6,622)	(6)%
Provision for doubtful accounts	37,180	805	36,375	4,519 %
Impairment loss on intangible assets and goodwill	57,232	61,386	(4,154)	(7)%
Total operating expenses	620,656	452,995	167,661	37 %
Operating loss	(190,354)	(177,047)	(13,307)	8 %
Other income (expense):				
Interest expense	(31,828)	(8,723)	(23,105)	265 %
Change in fair value of earnout liability	44	13,822	(13,778)	(100)%
Change in fair value of private warrant liability	(444)	14,486	(14,930)	(103)%
Change in fair value of derivatives	(4,261)	—	(4,261)	N/A
Gain on extinguishment of debt	81,354	—	81,354	N/A
Investment income and realized gains, net of investment expenses	8,285	1,174	7,111	606 %
Other income, net	3,893	571	3,322	582 %
Total other income	57,043	21,330	35,713	167 %
Loss before income taxes	(133,311)	(155,717)	22,406	(14)%
Income tax provision	(622)	(842)	220	(26)%
Net loss	$(133,933)	$ (156,559)	$ 22,626	(14)%

Revenue

The overall 56% increase in revenue for the year ended December 31, 2023, when compared with the year ended December 31, 2022, was primarily driven by a 152%, or $184.2 million, increase in our Insurance segment as a result of increases in per-policy premiums and lower reinsurance ceding. This increase was partially offset by a 19%, or $29.8 million, decrease in revenue in our Vertical Software segment due to a 19% reduction in year-over-year industry home sales which adversely affected our moving business, in particular.

Cost of revenue

The 105% increase in cost of revenue for the year ended December 31, 2023, when compared with the year ended December 31, 2022, was primarily a result of the strategic reduction in reinsurance ceding and increased insurance claims costs due to catastrophic weather events. As a percentage of revenue, cost of revenue represented 51% of revenue in 2023 compared with 39% in 2022.

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Selling and marketing The 27% increase in selling and marketing expenses for the year ended December 31, 2023, when compared with the year ended December 31, 2022, was due to higher costs in the Insurance segment’s variable policy acquisition and marketing expenses related to lower ceding percentages. As a percentage of revenue, selling and marketing expenses represented 34% of revenue in the current year compared to 41% of revenue in the prior year. General and administrative The 6% decrease in general and administrative expenses for the year ended December 31, 2023, when compared with the year ended December 31, 2022, was attributable to a concerted effort to lower professional fees and lower investment in corporate resources 2023. As a percentage of revenue, general and administrative expenses represented 24% of revenue in 2023, compared with 40% in 2022. Provision for doubtful accounts In 2023, we charged to provision for doubtful accounts approximately $36.0 million of reinsurance balance due from a reinsurer as described in Note 14, Reinsurance, of the Notes to Consolidated Financial Statements in “Item 8. Financial Statements and Supplementary Data,” of this Annual Report. Impairment loss on intangible assets and goodwill In 2023, we recorded a goodwill impairment charge of $55.2 million in our Insurance segment and a $2.0 million impairment charge on intangible assets in our Vertical Software segment. These impairments followed a sustained decrease in stock price, increased costs due to inflationary pressures, hardening of the reinsurance markets, volatile weather, and a deterioration of the macroeconomic environment in the housing and real estate and insurance industries. In 2022, we recorded impairment losses on intangible assets and goodwill totaling $61.4 million, which included a $43.7 million goodwill impairment in our Insurance segment and a $17.7 million intangible impairment in our Vertical Software segment. These impairment charges reflected inflationary pressures, our common stock value, and broad disruptions in the equity markets, specifically for technology and property and casualty insurance companies. Interest expense The 265% increase in interest expense for the year ended December 31, 2023, when compared the year ended December 31, 2022, was primarily due to issuance of $333.3 million of the 2028 Notes in April 2023. The 2028 Notes have a stated interest rate of 6.75%. We used a portion of the net proceeds to repurchase $200.0 million of the 2026 Notes, which had a state interest rate of 0.75%. This increased interest rate is the primary reason for the increased interest expense. Change in fair value of earnout liability In connection with the 2020 merger transaction described in Note 4, Fair Value, of the Notes to Consolidated Financial Statements in Item 8. Financial Statements and Supplementary Data,” of this Annual Report, shares of restricted common shares were issued and subject to certain vesting conditions over the three-year period following the merger (the “earnout contingent consideration period”). The earnout contingent consideration period ended December 23, 2023, and the remaining liability of less than $0.1 million was subsequently written off. Changes in fair value of the earnout liability for the year ended December 31, 2022, were $13.8 million and were primarily due to the decrease in the stock price during the year. Change in fair value of private warrant liability The change in fair value of the private warrant liability was a loss of $0.4 million for the year ended December 31, 2023, and a gain of $14.5 million in the same period in 2022. The increase in the fair value of the liability was primarily due to the recovery in the stock price at December 31, 2023, as compared to December 31, 2022. Change in fair value of derivatives In connection with the issuance of the 2028 Notes in April 2023 and in accordance with GAAP, certain features of the notes were bifurcated and accounted for separately from the notes. These features are recorded as derivatives, and changes in their fair value are recognized in net loss each period. There were no corresponding derivatives in the prior year. Gain on extinguishment of debt In connection with the partial repurchase of the 2026 Notes, we recognized an $81.4 million gain on extinguishment of debt. See Note 7, Debt, of the Notes to Consolidated Financial Statements. Table of Contents 55

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Investment income and realized gains, net of investment expenses

Investment income and realized gains, net of investment expenses increased by $7.1 million from $1.2 million for the year ended December 31, 2022, to $8.3 million for the year ended December 31, 2023. Total investments balance as of December 31, 2023, was $139.2 million compared to $91.6 million as of December 31, 2022. A higher investment balance was the primary reason for the increase in investment income.

Other income, net

Other income, net, increased by $3.3 million from $0.6 million for the year ended December 31, 2022, to $3.9 million for the year ended December 31, 2023. The increase is due to larger cash balances in higher yield accounts.

Refer to "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" in the 2022 Annual Report on Form 10-K as filed with the SEC on March 16, 2023, for the comparison of the results of operations for the years ended December 31, 2022 and 2021.

Segment Results of Operations

We operate our business as two reportable segments that are also our operating segments: Vertical Software and Insurance. For additional information about our segments, see Note 17, Segment Information, of the Notes to Consolidated Financial Statements included in "Item 8. Financial Statements and Supplementary Data," of this Annual Report.

Segment Revenue

	Year Ended December 31,			
	2023	2022	$ Change	% Change
Vertical Software segment				
Software and service subscriptions	$ 67,697	$ 72,777	$ (5,080)	(7)%
Move-related transactions	40,350	62,317	(21,967)	(35)%
Post-move transactions	17,069	19,821	(2,752)	(14)%
Total Vertical Software segment revenue	125,116	154,915	(29,799)	(19)%
Insurance segment				
Insurance and warranty premiums, commissions and policy fees	305,186	121,033	184,153	152 %
Total Insurance segment revenue	305,186	121,033	184,153	152 %
Total revenue	$ 430,302	$ 275,948	$ 154,354	56 %

For the year ended December 31, 2023, Vertical Software segment revenue was $125.1 million or 29% of total revenue for the same period. For the year ended December 31, 2022, Vertical Software segment revenue was $154.9 million or 56% of total revenue for the same period. The decrease in revenue was mainly driven by a 19% reduction in year-over-year industry home sales which adversely affected our moving business in particular.

Insurance segment revenue was $305.2 million for the year ended December 31, 2023, and represented 71% of total revenue for the same period. For the year ended December 31, 2022, Insurance segment revenue was $121.0 million or 44% of total revenue for the same period. The increase was mainly driven by increases in per-policy premiums and lower reinsurance ceding. As of December 31, 2023, we had 310 thousand Policies in Force, a 20% decrease compared to 389 thousand Policies in Force as of December 31, 2022. The decrease in the number of Policies in Force predominantly resulted from non-renewals of policies that are expected to be unprofitable. Ceded premiums were reduced during the current year, resulting in higher revenue.

Segment Adjusted EBITDA (Loss)

Segment Adjusted EBITDA (Loss) is defined as revenue less the following expenses associated with each segment: cost of revenue, selling and marketing, product and technology, general and administrative expenses, and provision for doubtful accounts. Segment Adjusted EBITDA (Loss) also excludes non-cash items or items that management does not consider reflective of ongoing core operations. See Note 17, Segment Information, of the Notes to Consolidated Financial Statements for reconciliations to GAAP consolidated financial information for the periods presented.

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Year Ended December 31, 2023 2022 Segment Adjusted EBITDA (Loss): Vertical Software $ 4,307 $ 14,678 Insurance 12,320 (5,499) Subtotal 16,627 9,179 Corporate and other (61,141) (58,780) Adjusted EBITDA (Loss) $ (44,514) $ (49,601) Our Insurance segment had a Segment Adjusted EBITDA (Loss) of $12.3 million for the year ended December 31, 2023, compared to $(5.5) million in the same period last year. The improvement from the prior year was due to continued focus on profitability, including premium per policy increases, non-renewing higher risk policies, increasing deductibles, and introducing certain coverage exclusions for select risks. Ceded premiums were reduced during the current year, resulting in more favorable Adjusted EBITDA. Our Vertical Software segment’s Adjusted EBITDA (Loss) was $4.3 million for the year ended December 31, 2023, which declined compared to prior year due to the soft housing market which prompted declines in the moving and corporate relocation industries, and inflationary pressures on fixed costs. Corporate expenses were $61.1 million in the year ended December 31, 2023, a $2.4 million increase from the prior year primarily due to personnel expenses related to the year ended December 31, 2023. This increase was partially offset by successful cost reduction efforts related to professional fees. Corporate expenses decreased to 14% of total revenue for the year ended December 31, 2023, from 21% in 2022. Refer to “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the 2022 Annual Report on Form 10-K as filed with the SEC on March 16, 2023, for the comparison of the results of operations for the years ended December 31, 2022 and 2021. Non-GAAP Financial Measures This Annual Report includes non-GAAP financial measures, such as Adjusted EBITDA (Loss) and Adjusted EBITDA (Loss) as a percent of revenue. We define Adjusted EBITDA (Loss) as net income (loss) adjusted for interest expense; income taxes; depreciation and amortization; gain or loss on extinguishment of debt; other expense (income), net; impairments of intangible assets and goodwill; provision for doubtful accounts related to reinsurance, or related recoveries; impairments of property, equipment, and software; stock-based compensation expense; mark-to-market gains or losses recognized on changes in the value of contingent consideration arrangements, earnouts, warrants, and derivatives; restructuring costs; acquisition and other transaction costs; and non-cash bonus expense. Adjusted EBITDA (Loss) as a percent of revenue is defined as Adjusted EBITDA (Loss) divided by total revenue. Our management uses these non-GAAP financial measures as supplemental measures of our operating and financial performance, for internal budgeting and forecasting purposes, to evaluate financial and strategic planning matters, and to establish certain performance goals for incentive programs. We believe that the use of these non-GAAP financial measures provides investors with useful information to evaluate our operating and financial performance and trends and in comparing our financial results with competitors, other similar companies and companies across different industries, many of which present similar non-GAAP financial measures to investors. However, our definitions and methodology in calculating these non-GAAP measures may not be comparable to those used by other companies. In addition, we may modify the presentation of these non-GAAP financial measures in the future, and any such modification may be material. You should not consider these non-GAAP financial measures in isolation, as a substitute to or superior to financial performance measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude specified income and expenses, some of which may be significant or material, that are required by GAAP to be recorded in our consolidated financial statements. We may also incur future income or expenses similar to those excluded from these non-GAAP financial measures, and the presentation of these measures should not be construed as an inference that future results will be unaffected by unusual or non-recurring items. In addition, these non- GAAP financial measures reflect the exercise of management judgment about which income and expense are included or excluded in determining these non-GAAP financial measures. Table of Contents 57

The following table reconciles net loss to Adjusted EBITDA (Loss) for the periods presented (dollar amounts in thousands). Year Ended December 31, 2023 2022 Net loss $ (133,933) $ (156,559) Interest expense 31,828 8,723 Income tax provision 622 842 Depreciation and amortization 24,415 27,930 Gain on extinguishment of debt (81,354) — Other income, net (3,893) (571) Impairment loss on intangible assets and goodwill 57,232 61,386 Loss on reinsurance contract (1) 36,042 — Impairment loss on property, equipment, and software 254 637 Stock-based compensation expense 20,709 27,041 Mark-to-market gains (1,003) (21,364) Restructuring costs (2) 4,015 647 Acquisition and other transaction costs 552 1,687 Adjusted EBITDA (Loss) $ (44,514) $ (49,601) Adjusted EBITDA (Loss) as a percentage of revenue (10) % (18) % ______________________________________ (1) See Note 14, Reinsurance, of the Notes to Consolidated Financial Statements included in “Item 8. Financial Statements and Supplementary Data,” of this Annual Report. (2) Primarily consists of costs related to forming a reciprocal exchange. Adjusted EBITDA (Loss) for the year ended December 31, 2023, was $(44.5) million, a $5.1 million improvement from Adjusted EBITDA (Loss) of $(49.6) million for the same period in 2022. The improvement in Adjusted EBITDA (Loss) in 2023 is primarily driven by profitability improvements at our insurance business, including premium increases implemented over the last year, as well as cost reductions across the business. The improvement was partially offset by the effects of extreme weather events and higher reinsurance costs in our insurance business, and the macro housing environment affecting primarily the moving business in our Vertical Software segment. Continued investments in sales and marketing and investments in establishing and maintaining the requirements of the Sarbanes-Oxley Act (“SOX”) and other internal controls across IT and accounting organizations further impacted Adjusted EBITDA (Loss). Liquidity and Capital Resources In our early years, we raised capital primarily through equity investments. As a publicly traded company, we have relied on convertible debt as our primary source of capital. As of December 31, 2023, and 2022, we had $558.7 million and $451.1 million, respectively, of aggregate principal amount outstanding in convertible notes, promissory notes, line of credit, term loan facility, and advance funding arrangement. 2026 Convertible Senior Notes In September 2021, we completed a private offering of $425.0 million aggregate principal amount of 0.75% Convertible Senior Notes due on September 15, 2026. As of December 31, 2023, outstanding principal was $225.0 million. These 2026 Notes are not redeemable at our option prior to September 20, 2024. We may redeem for cash all or any portion of the 2026 Notes, at our option, on or after September 20, 2024, if the last reported sale price of the common stock has been at least 130% of the conversion price then in effect for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period (including the last trading day of such period) ending on, and including, the trading day immediately preceding the date on which we provide a notice of redemption, at a redemption price equal to 100% of the principal amount of the 2026 Notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date. No sinking fund is provided for the 2026 Notes. The 2026 Notes are convertible at an initial conversion rate of 39.9956 shares of common stock per one thousand dollars principal amount of 2026 Notes, which is equivalent to an initial conversion price of approximately $25.00 per share of common stock (the “Conversion Rate”). The Conversion Rate is Table of Contents 58

subject to customary adjustments for certain events as described in the indenture governing the 2026 Notes. We may settle the conversion option obligation with cash, shares of our common stock, or any combination of cash and shares of our common stock. Holders of the 2026 Notes may convert the 2026 Notes at their option (in whole or in part) on or after June 15, 2026, until the close of business on the second trading day immediately preceding the maturity date of September 15, 2026. In addition, holders of the 2026 Notes may convert the 2026 Notes at their option (in whole or in part) at any time prior to the close of business on the business day immediately preceding June 15, 2026, only under certain circumstances described in Note 7, Debt, of the Notes to Consolidated Financial Statements included in “Item 8. Financial Statements and Supplementary Data,” of this Annual Report. 2028 Convertible Senior Notes In April 2023, we issued $333.3 million of 6.75% Senior Secured Convertible Notes due in 2028 in a private placement transaction. We used a portion of the net proceeds from these 2028 Notes to repurchase $200.0 million of the 2026 Notes and to fund the repayment of the term loan facility, in each case plus accrued and unpaid interest thereon and related fees and expenses. In connection with the partial repurchase of the 2026 Notes, we recognized an $81.4 million gain on extinguishment of debt, calculated as the difference between the reacquisition price and the net carrying amount of the portion of the 2026 Notes that was extinguished. The 2028 Notes are convertible into cash, shares of common stock, or a combination of cash and shares of common stock at our election at an initial conversion rate of 39.9956 shares of common stock per one thousand dollars principal amount of the 2028 Notes, which is equivalent to an initial conversion price of approximately $25.00 per share. The 2028 Notes will mature on October 1, 2028, unless earlier repurchased, redeemed or converted. Prior to the close of business on the business day immediately preceding July 1, 2028, the 2028 Notes will be convertible at the option of the holders only upon the satisfaction of certain conditions and during certain periods. Thereafter, until the close of business on the second scheduled trading day immediately preceding the maturity date, the 2028 Notes will be convertible at the option of the holders at any time regardless of these conditions. Additionally, if more than $30.0 million aggregate principal amount of 2026 Notes remain outstanding on June 14, 2026, the holders of the 2028 Notes have the right to require us to repurchase for cash on June 15, 2026, all or any portion of the 2028 Notes, in principal amounts of $1,000 or an integral multiple thereof, at a repurchase price equal to 106.5% of the principal amount of the 2028 Notes to be repurchased, plus accrued and unpaid interest to, but excluding, the repurchase date. Advance Funding Arrangement During 2023 and 2022, we participated in an advance funding arrangement with third-party financers that provide us with contract premiums upfront for certain home warranty contracts. We remain obligated to repay these premiums to the third- party financer if a customer cancels its warranty contract prior to full repayment of the advance funding amount received by us. As of December 31, 2023, the principal balance outstanding under this advance funding arrangement was $0.1 million. Cash and Cash Equivalents As of December 31, 2023, we had cash and cash equivalents of $258.4 million and $38.8 million of restricted cash. Restricted cash and cash equivalents as of December 31, 2023, includes $28.3 million held by our captive reinsurance business as collateral for the benefit of Homeowners of America Insurance Company (“HOA”), $1.3 million held in certificates of deposit and money market mutual funds pledged to the Department of Insurance in certain states as a condition of our Certificate of Authority for the purpose of meeting obligations to policyholders and creditors, $7.3 million in funds held for the payment of possible warranty claims as required under regulatory guidelines in 19 states, and $1.9 million related to acquisition indemnifications. Operations and Other Resources We have incurred losses since our inception, and we have an accumulated deficit at December 31, 2023 and 2022, totaling $722.1 million and $585.0 million, respectively. Based on our current operating and growth plan, management believes cash and cash equivalents at December 31, 2023, are sufficient to finance our operations, planned capital expenditures, working capital requirements and debt service obligations for at least the next 12 months. As our operations evolve and continue our growth strategy, including through acquisitions, we may elect or need to obtain alternative sources of capital, and we may finance additional liquidity needs in the future through one or more equity or debt financings. We may not be able to obtain equity or additional debt financing in the future when needed or, if available, the terms may not be satisfactory to us or could be dilutive to its stockholders. Porch Group, Inc. is a holding company that transacts a majority of its business through operating subsidiaries, including insurance subsidiaries. Consequently, our ability to pay dividends and expenses is largely dependent on dividends or other Table of Contents 59

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distributions from our subsidiaries. Our insurance company subsidiaries are highly regulated and are restricted by statute as to the amount of dividends they may pay without the prior approval of their respective regulatory authorities. As of December 31, 2023, our insurance carrier, HOA, held cash and cash equivalents of $207.6 million and investments of $102.8 million.

Insurance companies in the United States are also required by state law to maintain a minimum level of policyholder's surplus. Insurance regulators in the states in which we operate have a risk-based capital standard designed to identify property and casualty insurers that may be inadequately capitalized based on inherent risks of the insurer's assets and liabilities and its mix of net written premium. Insurers falling below a calculated threshold may be subject to varying degrees of regulatory action. We are currently assessing the impact on capital requirements of the terminated reinsurance contract discussed in the "Recent Developments" section above. We recovered $47.6 million cash collateral in 2023 and are in the process of pursuing additional collateral. HOA has secured supplemental reinsurance coverage in the amount of approximately $146.3 million, as of December 31, 2023, replacing nearly all of the reinsurance coverage for certain catastrophic weather events that was in place under the terminated reinsurance contract. So far in 2024, we have purchased an additional $30 million of aggregate severe convection storm coverage, which includes hail.

We may, at any time and from time to time, seek to retire or purchase our outstanding debt or equity through cash purchases and/or exchanges for equity or debt, in open-market purchases, privately negotiated transactions or otherwise. Such repurchases or exchanges, if any, will be upon such terms and at such prices as we may determine, and will depend on prevailing market conditions, liquidity requirements, contractual restrictions and other factors. The amounts involved may be material.

Since the date of our incorporation, we have not engaged in any off-balance sheet arrangements, as defined in the rules and regulations of the SEC.

The following table provides a summary of cash flow data for the years ended December 31, 2023 and 2022.

	Year Ended December 31,			
	2023	2022	$ Change	% Change
Net cash provided by (used in) operating activities	$ 33,929	$ (17,736)	$ 51,665	(291)%
Net cash used in investing activities	(56,253)	(79,678)	23,425	(29)%
Net cash provided by financing activities	90,951	1,227	89,724	7,312 %
Change in cash, cash equivalents and restricted cash	$ 68,627	$ (96,187)	$ 164,814	(171)%

Operating Cash Flows

Net cash provided by operating activities was $33.9 million for the year ended December 31, 2023. Net cash provided by operating activities consists of net loss of $133.9 million, adjusted for non-cash items and the effect of changes in working capital. Non-cash charges primarily include stock-based compensation expense of $20.7 million, depreciation and amortization of $24.4 million, provision for doubtful accounts of $37.2 million, and impairment losses of $57.2 million. These non-cash charges were partially offset by a non-cash gain on extinguishment of debt of $81.4 million. Net changes in working capital provided $88.9 million, primarily due to decreases in insurance-related receivables. Reinsurance balance due decreased as a result of shifting reinsurance coverage from third-parties to our own captive reinsurer whose financial information is included in the Consolidated Financial Statements. The change in reinsurance balance due includes cash proceeds in the amount of approximately $47.6 million liquid collateral received from a reinsurance trust as described in the "Recent Developments" section.

Net cash used in operating activities was $17.7 million for the year ended December 31, 2022. Net cash used in operating activities consists of net loss of $156.6 million, adjusted for non-cash items and the effect of changes in working capital. Non-cash adjustments primarily include impairment loss on intangible assets and goodwill of $61.4 million, stock-based compensation expense of $27.0 million, depreciation and amortization of $27.9 million, non-cash interest expense of $2.3 million, fair value adjustments to contingent consideration of $6.9 million (loss), and fair value adjustments to earnout liability and private warrant liability of $13.8 million (gain) and $14.5 million (gain), respectively. Net changes in working capital provided $37.2 million, primarily due to increases in insurance-related liabilities and deferred revenue.

Investing Cash Flows

Net cash used in investing activities was $56.3 million for the year ended December 31, 2023. Net cash used in investing activities is primarily related to purchases of investments of $91.0 million and investments to develop internal use software of $9.2 million. This was partly offset by the cash inflows related to maturities and sales of investments of $46.8 million.

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Net cash used in investing activities was $79.7 million for the year ended December 31, 2022. Net cash used in investing activities is primarily related to acquisitions, net of cash acquired of $38.6 million, purchases of investments of $52.5 million, investments to develop internal use software of $8.1 million purchases of property and equipment of $2.4 million. This was partly offset by the cash inflows related to maturities and sales of investments of $21.9 million. Financing Cash Flows Net cash provided by financing activities was $91.0 million for the year ended December 31, 2023. Net cash provided by financing activities is primarily related to the net proceeds from issuance of the 2028 Notes of $116.7 million. This was partially offset by repayment of the principal balance on the term loan facility and advanced funding arrangement of $10.2 million and $4.1 million, respectively, and repurchase of stock of $5.6 million. Net cash provided by financing activities was $1.2 million for the year ended December 31, 2022. Net cash provided by financing activities is primarily related to proceeds from advance funding and debt issuance, net of fees, of $33.6 million. This was partially offset by shares repurchased to pay income tax withholdings upon vesting of equity awards of $3.1 million, repurchases of stock of $1.8 million, and advance funding and debt repayments of $22.7 million and $5.2 million, respectively. Contractual Obligations and Commitments In addition to debt service payments, our principal commitments consist of obligations under leases for office space. For more information regarding our lease obligations, see Note 13, Leases, of the Notes to Consolidated Financial Statements included in “Item 8. Financial Statements and Supplementary Data,” of this Annual Report. In addition, we have a substantial level of debt. For more information regarding our debt service obligations, see Note 7, Debt, of the Notes to Consolidated Financial Statements. We also have certain non-cancellable purchase commitments primarily for data purchases. As of December 31, 2023, our other contractual commitments associated with agreements that are enforceable and legally binding and that specify all significant terms were payments of $4.4 million due in the next 12 months and $5.2 million due thereafter. For more information regarding our purchase commitments, see Note 16, Commitments and Contingencies, of the Notes to Consolidated Financial Statements included in “Item 8. Financial Statements and Supplementary Data,” of this Annual Report. We expect to fund these obligations with cash flows from operations and cash on our balance sheet. We have made and expect to continue to make additional investments in our infrastructure to scale our operations and increase productivity. We plan to enhance the consumer experience, our app and digital platform and integration of data platform across Porch, to invest in development of additional modules across all vertical software businesses and to enhance our corporate systems. Recent Accounting Pronouncements See Note 1, Description of Business and Summary of Significant Accounting Policies, of the Notes to Consolidated Financial Statements included in “Item 8. Financial Statements and Supplementary Data,” of this Annual Report, for more information about recent accounting pronouncements, the timing of their adoption, and our assessment, to the extent we have made one, of their potential impact on our financial condition and our results of operations. Table of Contents 61

Item 7A. Quantitative and Qualitative Disclosures About Market Risk We are exposed to a variety of market and other risks, including the effects of changes in interest rates, and inflation, as well as risks to the availability of funding sources, hazard events, and specific asset risks. Interest Rate Risk The market risk inherent in our financial instruments and financial position represents the potential loss arising from adverse changes in interest rates. As of December 31, 2023, and 2022, we had interest-bearing debt of $558.7 million and $451.1 million, respectively. Our 0.75% Convertible Senior Notes due 2026 (the “2026 Notes”) had a principal balance of $225.0 million as of December 31, 2023, a fixed coupon rate of 0.75%, and an effective interest rate of 1.3%. Our 6.75% Senior Secured Convertible Notes due 2028 (the “2028 Notes”) had a principal balance of $333.3 million as of December 31, 2023, a fixed coupon rate of 6.75%, and an effective interest rate of 17.9%. Interest expense recognized related to the 2028 Notes was approximately $26.3 million in the year ended December 31, 2023. Interest expense includes $15.7 million contractual interest expense and $10.6 million amortization of debt issuance costs and discount for the year ended December 31, 2023. Because the coupon rates are fixed, interest expense on the 2026 Notes and the 2028 Notes will not change if market interest rates increase. Other debt as of December 31, 2023, totaled $0.3 million and is variable-rate. A 1% increase in interest rates in our variable rate indebtedness would result in a nominal change in annual interest expense. As of December 31, 2023, our insurance segment has a $139.2 million portfolio of fixed income securities and an unrealized gain (loss) of $(3.9) million, as described in Note 3, Investments, of the Notes to Consolidated Financial Statements included in “Item 8. Financial Statements and Supplementary Data,” of this Annual Report. In a rising interest rate environment, the portfolio would result in unrealized losses. As of December 31, 2023, accounts receivable and reinsurance balances due were $24.3 million and $83.6 million, respectively, were not interest-bearing assets, and are generally collected in less than 180 days. As such, we do not consider these assets to have material interest rate risk. Inflation Risk We believe our operations have been negatively affected by inflation and the change in the interest rate environment. General economic factors beyond our control and changes in the global economic environment, specifically fluctuations in inflation, including access to credit under favorable terms, could result in lower revenues, higher costs, and decreased margins and earnings in the foreseeable future. While we take action wherever possible to reduce the impact of the effects of inflation, in the case of sustained inflation across several of the markets in which we operate, it could become increasingly difficult to effectively mitigate the increases to costs. In addition, the effects of inflation on consumers’ budgets could result in the reduction of consumer spending habits, specifically in the move and post-move markets. If unable to take actions to effectively mitigate the effect of the resulting higher costs, our profitability and financial position could be materially and adversely impacted. Foreign Currency Risk There was no material foreign currency risk for the years ended December 31, 2023, 2022 and 2021. Our activities to date have been conducted in the United States. Other Risks We are exposed to a variety of market and other risks, including risks to the availability of funding sources, reinsurance providers, weather and other catastrophic hazard events, and specific asset risks. Table of Contents 62

Item 8. Financial Statements and Supplementary Data Index to Consolidated Financial Statements Page Report of Independent Registered Public Accounting Firm (PCAOB ID 248) 64 Report of Independent Registered Public Accounting Firm (PCAOB ID 42) 66 Consolidated Financial Statements: Consolidated Balance Sheets 67 Consolidated Statements of Operations and Comprehensive Loss 68 Consolidated Statements of Stockholders’ Equity (Deficit) 69 Consolidated Statements of Cash Flows 70 Notes to Consolidated Financial Statements 72 Note 1. Description of Business and Summary of Significant Accounting Policies 72 Note 2. Revenue 82 Note 3. Investments 84 Note 4. Fair Value 87 Note 5. Property, Equipment, and Software 90 Note 6. Intangible Assets and Goodwill 91 Note 7. Debt 93 Note 8. Stockholders' Equity and Warrants 96 Note 9. Stock-Based Compensation 98 Note 10. Income Taxes 102 Note 11. 401(k) Savings Plan 104 Note 12. Business Combinations 105 Note 13. Leases 110 Note 14. Reinsurance 112 Note 15. Unpaid Losses and Loss Adjustment Reserve 114 Note 16. Commitments and Contingencies 116 Note 17. Segment Information 118 Note 18. Net Loss Per Share 120 Table of Contents 63

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM Board of Directors and Stockholders Porch Group, Inc. Opinion on the financial statements We have audited the accompanying consolidated balance sheet of Porch Group, Inc, (a Delaware corporation) and subsidiaries (the “Company”) as of December 31, 2023, the related consolidated statements of operations and comprehensive loss, consolidated statement of stockholders’ equity (deficit), and consolidated statement of cash flows for the year ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America. We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in the 2013 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), and our report dated March 15, 2024 expressed an unqualified opinion. Basis for opinion These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion. Critical audit matter The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates. Goodwill impairment evaluation for the Insurance and Vertical Software reporting units As described further in notes 1 and 6 to the financial statements, goodwill is tested at least annually for impairment, or more frequently when events or changes in circumstances indicate the fair value of a reporting unit is below its carrying value. During 2023, the Company performed an interim impairment analysis as of June 30, 2023 and recognized a $55.2 million goodwill impairment for its insurance reporting unit in addition to performing its annual impairment evaluation as of October 1, 2023. The principal considerations for our determination that the goodwill impairment evaluation for the Insurance and Vertical Software reporting units is a critical audit matter are because the estimation of fair value of the reporting units involves subjective management assumptions, specifically the estimates of future revenues and the discount rate. Each were considered subjective as they represented estimates of future performance. Our audit procedures related to the goodwill impairment evaluation for the Insurance and Vertical Software reporting units included the following, among others. • We tested the design and operating effectiveness of relevant controls relating to management’s preparation and review of the estimates of future revenues and the discount rate applied, and review of the methodologies applied by third- party valuation specialists engaged by the Company. • We evaluated the reasonableness of forecasted revenues used in the discounted future cash flows. This was done by comparing them to historical results, comparing prior periods’ forecasted amounts to respective actual results, and comparing the significant assumptions to current industry, market and economic trends. • With the assistance of a valuation specialist, we evaluated the reasonableness of the discount rate and the appropriateness of the methodologies used by the Company for both the Insurance and Vertical Software reporting units. Table of Contents 64

• We evaluated the qualifications of the third-party valuation specialists engaged by the Company based on their credentials and experience. /s/ GRANT THORNTON LLP We have served as the Company’s auditor since 2023. Bellevue, Washington March 15, 2024 Table of Contents 65

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM To the Stockholders and the Board of Directors of Porch Group, Inc. Opinion on the Financial Statements We have audited the accompanying consolidated balance sheet of Porch Group, Inc. (the Company) as of December 31, 2022, the related consolidated statements of operations, comprehensive loss, stockholders' equity (deficit) and cash flows for each of the two years in the period ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles. Basis for Opinion These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion. /s/ Ernst & Young LLP We served as the Company's auditor from 2015 to 2023. Seattle, Washington March 16, 2023 Table of Contents 66

PORCH GROUP, INC. Consolidated Balance Sheets (all numbers in thousands unless otherwise stated, except per share data) December 31, 2023 2022 Assets Current assets Cash and cash equivalents $ 258,418 $ 215,060 Accounts receivable, net 24,288 26,438 Short-term investments 35,588 36,523 Reinsurance balance due 83,582 299,060 Prepaid expenses and other current assets 13,214 11,293 Deferred policy acquisition costs 27,174 8,716 Restricted cash and cash equivalents 38,814 13,545 Total current assets 481,078 610,635 Property, equipment, and software, net 16,861 12,240 Goodwill 191,907 244,697 Long-term investments 103,588 55,118 Intangible assets, net 87,216 108,255 Long-term insurance commissions receivable 13,429 12,265 Other assets 5,314 5,847 Total assets $ 899,393 $ 1,049,057 Liabilities and Stockholders’ Equity (Deficit) Current liabilities Accounts payable $ 8,761 $ 6,268 Accrued expenses and other current liabilities 59,396 39,742 Deferred revenue 248,683 270,690 Refundable customer deposits 17,980 20,142 Current debt 244 16,455 Losses and loss adjustment expense reserves 95,503 100,632 Other insurance liabilities, current 31,585 61,710 Total current liabilities 462,152 515,639 Long-term debt 435,495 425,310 Other liabilities 37,429 28,755 Total liabilities 935,076 969,704 Commitments and contingencies (Note 16) Stockholders’ equity (deficit) Common stock, $0.0001 par value per share: 10 10 Authorized shares – 400 million and 400 million, at December 31, 2023 and 2022, respectively Issued and outstanding shares – 97.1 million and 98.5 million, at December 31, 2023 and 2022, respectively Additional paid-in capital 690,223 670,537 Accumulated other comprehensive loss (3,860) (6,171) Accumulated deficit (722,056) (585,023) Total stockholders’ equity (deficit) (35,683) 79,353 Total liabilities and stockholders’ equity (deficit) $ 899,393 $ 1,049,057 The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements. Table of Contents 67

PORCH GROUP, INC. Consolidated Statements of Operations and Comprehensive Loss (all numbers in thousands unless otherwise stated, except per share data) Year Ended December 31, 2023 2022 2021 Revenue $ 430,302 $ 275,948 $ 192,433 Operating expenses: Cost of revenue 220,243 107,577 58,725 Selling and marketing 144,307 113,848 84,273 Product and technology 58,502 59,565 47,005 General and administrative 103,192 109,814 84,740 Provision for doubtful accounts 37,180 805 1,055 Impairment loss on intangible assets and goodwill 57,232 61,386 — Total operating expenses 620,656 452,995 275,798 Operating loss (190,354) (177,047) (83,365) Other income (expense): Interest expense (31,828) (8,723) (5,757) Change in fair value of earnout liability 44 13,822 (18,519) Change in fair value of private warrant liability (444) 14,486 (15,389) Change in fair value of derivatives (4,261) — — Gain on extinguishment of debt 81,354 — 5,110 Investment income and realized gains, net of investment expenses 8,285 1,174 701 Other income, net 3,893 571 340 Total other income (expense) 57,043 21,330 (33,514) Loss before income taxes (133,311) (155,717) (116,879) Income tax benefit (provision) (622) (842) 10,273 Net loss (133,933) (156,559) (106,606) Other comprehensive income (loss): Change in net unrealized loss, net of tax 2,311 (5,912) (259) Comprehensive loss $ (131,622) $ (162,471) $ (106,865) Net loss per share - basic and diluted (Note 18) $ (1.39) $ (1.61) $ (1.14) Shares used in computing basic and diluted net loss per share 96,057 97,351 93,885 The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements. Table of Contents 68

Table of Contents

PORCH GROUP, INC.
Consolidated Statements of Stockholders' Equity (Deficit)
(all numbers in thousands unless otherwise stated)

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Stockholders' Equity (Deficit)
	Shares	Amount				
Balances as of December 31, 2020	**81,669**	**$ 8**	**$ 424,823**	**$ (317,506)**	**$ —**	**$ 107,325**
Net loss	—	—	—	(106,606)		(106,606)
Other comprehensive loss, net of tax	—	—	—	—	(259)	(259)
Stock-based compensation	—	—	15,631	—	—	15,631
Stock-based compensation - earnout	—	—	22,961	—	—	22,961
Issuance of common stock for acquisitions	2,043	1	35,706	—	—	35,707
Contingent consideration for acquisitions	—	—	6,685	—	—	6,685
Reclassification of earnout liability upon vesting	—	—	54,891	—	—	54,891
Reclassification of private warrant liability upon exercise	—	—	31,730	—	—	31,730
Vesting of restricted stock	2,549	—	—	—	—	—
Exercise of stock warrants	11,521	1	126,768	—	—	126,769
Exercise of stock options	1,701	—	4,326	—	—	4,326
Income tax withholdings	(1,521)	—	(28,940)	—	—	(28,940)
Capped call transactions	—	—	(52,913)	—	—	(52,913)
Transaction costs	—	—	(262)	—	—	(262)
Balances as of December 31, 2021	**97,962**	**$ 10**	**$ 641,406**	**$ (424,112)**	**$ (259)**	**$ 217,045**
Net loss	—	—	—	(156,559)	—	(156,559)
Other comprehensive loss, net of tax	—	—	—	—	(5,912)	(5,912)
Stock-based compensation	—	—	27,041	—	—	27,041
Issuance of common stock for acquisitions	629	—	3,552	—	—	3,552
Contingent consideration for acquisitions	—	—	530	—	—	530
Vesting of restricted stock	2,145	—	—	—	—	—
Exercise of stock options	474	—	1,116	—	—	1,116
Income tax withholdings	(613)	—	(3,108)	—	—	(3,108)
Repurchases of common stock	(2,389)	—	—	(4,352)	—	(4,352)
Balances as of December 31, 2022	**98,206**	**$ 10**	**$ 670,537**	**$ (585,023)**	**$ (6,171)**	**$ 79,353**
Net loss	—	—	—	(133,933)	—	(133,933)
Other comprehensive income, net of tax	—	—	—	—	2,311	2,311
Stock-based compensation	—	—	20,709	—	—	20,709
Vesting of restricted stock	3,122	—	—	—	—	—
Exercise of stock options	20	—	26	—	—	26
Income tax withholdings	(841)	—	(1,240)	—	—	(1,240)
Repurchases of common stock	(1,396)	—	—	(3,100)	—	(3,100)
Cancellations of common stock	(2,050)	—	—	—	—	—
Proceeds from sale of common stock	—	—	191	—	—	191
Balances as of December 31, 2023	**97,061**	**$ 10**	**$ 690,223**	**$ (722,056)**	**$ (3,860)**	**$ (35,683)**

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

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Table of Contents

PORCH GROUP, INC.
Consolidated Statements of Cash Flows
(all numbers in thousands unless otherwise stated)

	Year Ended December 31, 2023	2022	2021
Cash flows from operating activities:			
Net loss	$ (133,933)	$ (156,559)	$ (106,606)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities			
Depreciation and amortization	24,415	27,930	16,386
Provision for doubtful accounts	37,180	805	1,055
Impairment loss on intangible assets and goodwill	57,232	61,386	—
Gain on extinguishment of debt	(81,354)	—	(5,110)
Change in fair value of private warrant liability	444	(14,486)	15,389
Change in fair value of contingent consideration	(5,664)	6,944	(2,244)
Change in fair value of earnout liability and derivatives	4,217	(13,822)	18,519
Stock-based compensation	20,709	27,041	38,592
Non-cash interest expense	20,756	2,270	2,387
Other	1,057	3,590	2,892
Change in operating assets and liabilities, net of acquisitions and divestitures			
Accounts receivable	1,030	(4,886)	(2,905)
Reinsurance balance due	179,436	(70,644)	(15,343)
Deferred policy acquisition costs	(18,458)	(4,716)	(4,247)
Accounts payable	2,491	(697)	(11,779)
Accrued expenses and other current liabilities	(1,386)	(6,519)	(15,981)
Losses and loss adjustment expense reserves	(5,129)	38,683	(22,417)
Other insurance liabilities, current	(30,125)	21,686	14,396
Deferred revenue	(21,583)	66,254	53,556
Refundable customer deposits	(13,925)	6,537	(3,545)
Other assets and liabilities, net	(3,481)	(8,533)	(7,772)
Net cash provided by (used in) operating activities	33,929	(17,736)	(34,777)
Cash flows from investing activities:			
Purchases of property and equipment	(851)	(2,350)	(972)
Capitalized internal use software development costs	(9,245)	(8,100)	(3,719)
Purchases of short-term and long-term investments	(91,015)	(52,506)	(24,006)
Maturities, sales of short-term and long-term investments	46,832	21,906	21,694
Acquisitions, net of cash acquired	(1,974)	(38,628)	(256,430)
Net cash used in investing activities	(56,253)	(79,678)	(263,433)
Cash flows from financing activities:			
Proceeds from line of credit	—	5,000	—
Proceeds from advance funding	319	18,643	—
Repayments of advance funding	(4,133)	(22,746)	—
Proceeds from issuance of debt	116,667	10,000	413,537
Repayments of principal	(10,150)	(5,150)	(46,965)
Cash paid for debt issuance costs	(4,694)	—	—
Capped call transactions	—	—	(52,913)
Proceeds from exercises of warrants	—	—	126,741
Income tax withholdings paid upon vesting of restricted stock units	(1,240)	(3,108)	(28,877)
Repurchase of stock	(5,608)	(1,813)	—
Other	(210)	401	4,026
Net cash provided by financing activities	90,951	1,227	415,549
Net change in cash, cash equivalents, and restricted cash	68,627	(96,187)	117,339
Cash, cash equivalents, and restricted cash, beginning of period	228,605	324,792	207,453
Cash, cash equivalents, and restricted cash end of period	$ 297,232	$ 228,605	$ 324,792

70

PORCH GROUP, INC. Consolidated Statements of Cash Flows - Continued (all numbers in thousands unless otherwise stated) Year Ended December 31, 2023 2022 2021 Supplemental schedule of non-cash investing and financing activities Non-cash consideration for acquisitions $ — $ 12,252 $ 52,761 Non-cash reduction in advanced funding arrangement obligations 11,763 — — Share repurchases included in accrued expenses and other current liabilities — 2,539 — Reduction of earnout liability due to vesting event — — 54,891 Supplemental disclosures Cash paid for interest $ 12,212 $ 3,512 $ 2,662 Income tax refunds received (paid) 2,287 (674) — The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements. Table of Contents 71

Note 1. Description of Business and Summary of Significant Accounting Policies Description of Business Porch Group, Inc., together with its consolidated subsidiaries, (“Porch Group,” “Porch,” the “Company,” “we,” “our,” “us”) is a leading vertical software and insurance platform and is positioned to be the best partner to help homebuyers move, maintain, and fully protect their homes. We offer differentiated products and services, with homeowners insurance at the center of this relationship. We differentiate and look to win in the massive and growing homeowners insurance opportunity by 1) providing the best services for homebuyers, 2) led by advantaged underwriting in insurance, 3) to protect the whole home. As a leader in the home services software-as-a-service (“SaaS”) space, we’ve built deep relationships with approximately 30 thousand companies that are key to the home-buying transaction, such as home inspectors, mortgage companies, and title companies. These relationships provide us with early insights to United States (“U.S.”) homebuyers. In partnership with these companies, we have the ability to help simplify the move for consumers with services such as insurance, warranty, moving and more. We have two reportable segments that are also our operating segments: Vertical Software and Insurance. See Note 17, Segment Information, for additional information on our reportable segments. Through our vertical software products we have unique insights into the majority of U.S. properties. This data helps feed our insurance underwriting models, better understand risk, and create competitive differentiation in underwriting. We provide full protection for the home by including a variety of home warranty products alongside homeowners insurance. We are able to fill the gaps of protection for consumers, minimize surprises, and deepen our relationships and value proposition. Basis of Presentation The consolidated financial statements and accompanying notes include the accounts of Porch Group, Inc., and its wholly owned subsidiaries and were prepared in accordance with accounting principles generally accepted in the United States (“GAAP”). All significant intercompany accounts and transactions are eliminated in consolidation. Certain prior period amounts have been reclassified to conform to the current year’s presentation. Except for per share data or as otherwise indicated, all U.S. dollar amounts presented in the tables in these Notes to Consolidated Financial Statements are in thousands unless otherwise stated, except per share data. Comprehensive Loss Comprehensive loss consists of adjustments related to unrealized gains and losses on available-for-sale securities. Use of Estimates The preparation of consolidated financial statements in conformity with GAAP requires management to use estimates and assumptions that affect the reported amounts of certain assets and liabilities, disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses. Actual results may differ from those estimates and assumptions. Concentrations Financial instruments which potentially subject us to credit risk consist principally of cash, money market accounts on deposit with financial institutions, money market funds, certificates of deposit, fixed-maturity securities, and receivable balances in the course of collection. Our insurance carrier subsidiary has exposure and remains liable in the event of insolvency of its reinsurers. Management and its reinsurance intermediary regularly assess the credit quality and ratings of its reinsurer counterparties. For the year ended December 31, 2023, four reinsurers represented more than 10% individually, and 57% in the aggregate, of our total reinsurance balance due. For the year ended December 31, 2022, two reinsurers represented more than 10% individually, and 45% in the aggregate, of our total reinsurance balance due. Table of Contents PORCH GROUP, INC Notes to Consolidated Financial Statements (all numbers in thousands unless otherwise stated, except per share data) 72

Substantially all of our revenues in the Insurance segment are derived from customers in Texas (which represent approximately 64%, 52% and 61% of Insurance segment revenues in the years ended December 31, 2023, 2022 and 2021, respectively), South Carolina (which represent approximately 11%, 10% and 9% of Insurance segment revenues in the years ended December 31, 2023, 2022 and 2021, respectively), North Carolina, Georgia, Virginia, and Arizona, which could be adversely affected by economic conditions, an increase in competition, local weather events, or environmental impacts and changes. No individual customer represented more than 10% of our total revenue for the years ended 2023, 2022 or 2021. As of December 31, 2023 and 2022, no individual customer accounted for 10% or more of our total accounts receivable. As of December 31, 2023, we held approximately $263.6 million of cash with five U.S. commercial banks. As of December 31, 2022, we held approximately $148.0 million of cash with three U.S. commercial bank. Cash, Cash Equivalents, and Restricted Cash We consider all highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. We maintain cash balances that exceed the insured limits by the Federal Deposit Insurance Corporation. Restricted cash and cash equivalents as of December 31, 2023, includes $28.3 million held by our captive reinsurance business as collateral for the benefit of Homeowners of America Insurance Company (“HOA”), $1.3 million held in certificates of deposit and money market mutual funds pledged to the Department of Insurance in certain states as a condition of our Certificate of Authority for the purpose of meeting obligations to policyholders and creditors, $7.3 million in funds held for the payment of possible warranty claims as required under regulatory guidelines in 19 states, and $1.9 million related to acquisition indemnifications. Restricted cash and cash equivalents as of December 31, 2022, includes $5.1 million held by our captive reinsurance business as collateral for the benefit of HOA, $1.0 million held in money market mutual funds pledged to the Department of Insurance in certain states as a condition of its Certificate of Authority for the purpose of meeting obligations to policyholders and creditors, $5.0 million in funds held for the payment of possible warranty claims as required under regulatory guidelines in 19 states, and $2.4 million related to acquisition indemnifications. The reconciliation of cash, cash equivalents, and restricted cash to amounts presented in the Consolidated Statements of Cash Flows are as follows: December 31, 2023 2022 Cash and cash equivalents $ 258,418 $ 215,060 Restricted cash and cash equivalents 38,814 13,545 Cash, cash equivalents, and restricted cash $ 297,232 $ 228,605 Investments Our investments are primarily comprised of short-term certificates of deposit, U.S. Treasury, corporate and municipal bonds, and mortgage-backed securities and are classified as available-for-sale and reported at fair value with unrealized gains and losses included in accumulated other comprehensive loss. Investments are classified as current or non-current based upon the remaining maturity of the investment. Amortization of premium and accretion of discount are computed using the effective interest method. The accretion or amortization of discounts and premiums on mortgage-backed securities takes into consideration actual and future estimated principal prepayments. We utilize estimated prepayment speed information obtained from published sources. The effects of the yield of a security from changes in principal prepayments are recognized prospectively. The degree to which a security is susceptible to yield adjustments is influenced by the difference between its carrying value and par, the relative sensitivity of the underlying mortgages backing the assets to prepayment in a changing interest rate environment, and the repayment priority for structured securities. We evaluate whether declines in the fair value of investments have resulted from an expected credit loss. See Note 3, Investments, for additional information about management’s evaluation. Realized gains and losses on sales of investments are determined using the specific-identification method. Table of Contents PORCH GROUP, INC Notes to Consolidated Financial Statements (Continued) (all numbers in thousands unless otherwise stated, except per share data) 73

Accounts Receivable and Long-term Insurance Commissions Receivable Accounts receivable consist principally of amounts due from enterprise customers, other corporate partnerships, and individual policyholders. We estimate allowances for uncollectible receivables based on the creditworthiness of our customers, historical trend analysis, and macro-economic conditions. Consequently, an adverse change in those factors could affect our estimate of allowance for doubtful accounts. The allowance for uncollectible receivables at December 31, 2023, and 2022, was $0.6 million and $0.5 million, respectively. Long-term insurance commissions receivable balance consists of the estimated commissions from policy renewals expected to be collected. We record the amount of renewal insurance commissions expected to be collected in the next twelve months as current accounts receivable. Deferred Policy Acquisition Costs We capitalize deferred policy acquisitions costs (“DAC”) which consist primarily of commissions, premium taxes and policy underwriting and production expenses that are directly related to the successful acquisition by our insurance company subsidiary of new or renewal insurance contracts. DAC are amortized on a straight-line basis over the terms of the policies to which they relate, which is generally one year. DAC is also reduced by ceding commissions paid by reinsurance companies which represent recoveries of acquisition costs. DAC is periodically reviewed for recoverability and adjusted if necessary. Future investment income is considered in determining the recoverability of DAC. Amortized deferred acquisition costs included in sales and marketing expense, amounted to $49.2 million, $14.5 million, and $2.5 million for the years ended December 31, 2023, 2022, and 2021, respectively. Property, Equipment, and Software Property, equipment, and software are stated at cost, net of accumulated depreciation and amortization. Depreciation and amortization are calculated using the straight-line method over the estimated useful lives of the assets, as follows: Estimated Useful Lives Software and computer equipment 3 years Furniture, office equipment and other 3 – 5 years Internally developed software 2 years Leasehold improvements Shorter of useful life or remaining lease term When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts, and any resulting gains or losses are included in the Consolidated Statements of Operations and Comprehensive Loss in the period of disposition. Maintenance and repairs that do not improve or extend the lives of the respective assets are charged to expense in the period incurred. We capitalize costs incurred in the development of internal use software. The capitalized costs are amortized over the estimated useful life of the software. If capitalized projects are determined to no longer be in use, they are impaired and the cost and accumulated depreciation are removed from the accounts. The resulting loss on impairment, if any, is included in the Consolidated Statements of Operations and Comprehensive Loss in the period of impairment. Goodwill We test goodwill for impairment for each reporting unit on an annual basis, or more frequently when events or changes in circumstances indicate the fair value of a reporting unit may be below its carrying value. We have the option to perform a qualitative assessment to determine if an impairment is more likely than not to have occurred. If we can support the conclusion that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, we would not need to perform a quantitative impairment test. If we cannot support such a conclusion or we do not elect to perform the qualitative assessment, we perform a quantitative assessment. If a quantitative goodwill impairment assessment is performed, we utilize a combination of market and income valuation approaches. If the fair value of a reporting unit is less than its carrying value, an impairment loss is recorded to the extent that fair value of the reporting unit is less than its carrying value. We have selected October 1 as the date to perform its annual impairment test. Determining the fair value of a reporting unit is judgmental in nature and involves the use of significant estimates and assumptions to evaluate the impact of operating and macroeconomic changes on each reporting unit. The fair value of each Table of Contents PORCH GROUP, INC Notes to Consolidated Financial Statements (Continued) (all numbers in thousands unless otherwise stated, except per share data) 74 reporting unit was estimated using a combination of income and market valuation approaches using publicly traded company multiples in similar businesses. Such fair value measurements are based predominately on Level 3 inputs. This analysis requires significant judgments, including estimation of future cash flows, which is dependent on internally developed forecasts, estimation of the long-term rate of growth for our business, estimation of the useful life over which cash flows will occur, and determination of our weighted average cost of capital, which is risk-adjusted to reflect the specific risk profile of the reporting unit being tested. Intangible Assets Intangible assets consist of acquired customer relationships, acquired technology, trademarks and trade names, renewal rights, insurance licenses, non-compete agreements, value of businesses acquired, and related assets that are amortized over their estimated useful lives. Certain intangible assets are considered to have indefinite lives. We test indefinite-lived intangible assets for impairment annually on October 1 and whenever events or circumstances arise that indicate an impairment may exist. See the Impairment of Long-Lived Assets section below. Impairment of Long-Lived Assets We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be fully recoverable. Events that trigger a test for recoverability include a significant decrease in the market price for a long-lived asset, significant negative industry or economic trends, an accumulation of costs significantly in excess of the amount originally expected for the acquisition, a current-period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the use of a long-lived asset, or a sustained decrease in share price. When a triggering event occurs, a test for recoverability is performed, comparing projected undiscounted future cash flows to the carrying value of the asset group. If the test for recoverability identifies a possible impairment, the asset group’s fair value is measured relying primarily on an income approach. An impairment charge is recognized for the amount by which the carrying value of the asset group exceeds its estimated fair value. Management identifies the asset group that includes the potentially impaired long-lived asset, at the lowest level at which there are separate, identifiable cash flows. We estimate the fair value of an asset group using the income approach. Such fair value measurements are based predominately on Level 3 inputs. Inherent in our development of cash flow projections are assumptions and estimates derived from a review of our operating results, business plan forecasts, expected growth rates, and cost of capital, similar to those a market participant would use to assess fair value. We also make certain assumptions about future economic conditions and other data. Many of these factors used in assessing fair value are outside the control of management and these assumptions and estimates may change in future periods. Losses and Loss Adjustment Expenses Reserves The liability for losses and loss adjustment expenses (“LAE”) is an estimate of the amounts required to cover known incurred losses and LAE and is developed through the review and assessment of loss reports, along with the analysis of known claims. These reserves include management’s estimate of the amounts for losses incurred but not reported (“IBNR”). IBNR is reviewed regularly using a variety of actuarial techniques. We update the reserve estimates as historical loss experience develops, additional claims are reported and/or settled and new information becomes available. Any changes in estimates are reflected in operating results in the period in which the estimates are changed. Although management believes that the balance of these reserves is adequate, such liabilities are necessarily dependent on estimates, the ultimate expense may be more or less than the amounts presented. The approach and methods for developing these estimates and for recording the resulting liability are continually reviewed. Any adjustments to this reserve are recognized in the Consolidated Statements of Operations and Comprehensive Loss. Losses and LAE, less related reinsurance is charged to expense as incurred. Reinsurance In the normal course of business, we monitor return and risk and seeks to reduce the overall exposure to losses that may arise from catastrophes or other events that cause unfavorable underwriting results by reinsuring certain levels of risk with other insurance enterprises or reinsurers. Our insurance company subsidiary has entered proportional and non-proportional reinsurance treaties, under which the insurance company subsidiary has ceded some, but not all, of the liabilities to third- party reinsurers including, but not limited to, catastrophe exposure. The amount and type of reinsurance employed is based Table of Contents PORCH GROUP, INC Notes to Consolidated Financial Statements (Continued) (all numbers in thousands unless otherwise stated, except per share data) 75 on management’s analysis of capital as well as its estimates of probable maximum loss and evaluation of the conditions within the reinsurance market. We remain liable to our policyholders for the portion reinsured to the extent that any reinsurer does not meet the obligations assumed under the reinsurance agreements. To minimize our exposure to significant losses from reinsurer insolvencies, HOA evaluates the financial condition of its reinsurers and monitors concentrations of credit risk arising from similar geographic regions, activities, or economic characteristics of the reinsurers. Additionally, the insurance contracts are subject to contingent commission adjustments and loss participation features, which aligns our interests with those of our reinsurers. Ceded premium written is recorded in accordance with the applicable terms of the reinsurance contracts and ceded premium earned is charged against revenue over the period of the reinsurance contracts. Ceded losses incurred reduce net loss and LAE incurred over the applicable periods of the reinsurance contracts with third-party reinsurers. Other Insurance Liabilities, Current The following table details the components of other insurance liabilities, current, in the Consolidated Balance Sheets: December 31, 2023 2022 Ceded reinsurance premiums payable $ 10,500 $ 29,204 Commissions payable, reinsurers and agents 4,650 21,045 Advance premiums 5,975 8,668 Funds held under reinsurance treaty 9,820 1,851 General and accrued expenses payable 640 942 Other insurance liabilities, current $ 31,585 $ 61,710 Fair Value of Financial Instruments Fair value principles require disclosures regarding the manner in which fair value is determined for assets and liabilities and establishes a three-tiered fair value hierarchy into which these assets and liabilities must be grouped, based upon significant levels of inputs as follows: Level 1 Observable inputs, such as quoted prices (unadjusted) in active markets for identical assets or liabilities at the measurement date; Level 2 Observable inputs, other than Level 1 prices, such as quoted prices in active markets for similar assets and liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; and Level 3 Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy. Management’s assessment of the significance of a particular input to the fair value measurement in its entirety requires management to make judgments and consider factors specific to the asset or liability. Revenue Recognition We generate revenue from a variety of sources: • Insurance revenue in the form of insurance and warranty premiums, policy fees, commissions from reinsurers and other insurance-related fees generated through our owned insurance carrier, as well as commissions from third- party insurance carriers where we act as an independent agent; • Software and service subscription revenue generated from fees paid by companies for access to our software and provision of services; Table of Contents PORCH GROUP, INC Notes to Consolidated Financial Statements (Continued) (all numbers in thousands unless otherwise stated, except per share data) 76

• Move-related revenue through fees received for connecting homeowners to service providers during the time of a move including movers, TV/Internet, warranty, and security monitoring providers and for providing select services directly to the homeowner; and • Post-move related revenue in the form of fees earned from introducing homeowners to home service professionals including handyman, plumbers, electricians, roofers, etc. We identify performance obligations in our non-insurance contracts with customers, which primarily include delivery of homeowner leads and commissions from third-party insurance carriers, performance of home project and moving services, and providing access to our software platforms and services. The transaction price is determined based on the amount to which we expect to be entitled in exchange for providing the promised services to the customer. The transaction price in the contract is allocated to each distinct performance obligation on a relative standalone selling price basis. Revenue is recognized when or as performance obligations are satisfied. Contract payment terms vary from due upon receipt to net 30 days. Collectability is assessed based on a number of factors including collection history and creditworthiness of the customer. If collectability of substantially all consideration to which we are entitled under the contract is determined to be not probable, revenue is not recorded until collectability becomes probable at a later date. Revenue is recorded based on the transaction price excluding amounts collected on behalf of third parties, such as sales taxes collected and remitted to governmental authorities. Insurance and Warranty Revenue Insurance Revenue Starting in April 2021, through the newly acquired HOA, we are authorized to write various forms of homeowners insurance. Insurance-related revenues primarily relate to premiums, policy fees, ceding commissions and reinsurance profit share. Premiums are recognized as revenue over the policy term. The portion of premiums related to the unexpired term of policies in force as of the end of the reporting period and to be earned over the remaining term of these policies, is deferred and reported as deferred revenue. Policy fees on policies where premium is traditionally paid in full upon inception of the policy are recognized when written. Excess ceding commissions represent the commissions from reinsurers in excess of the portion which represents the reimbursement of acquisition costs associated with insurance risk ceded to reinsurers and is earned on a pro-rata basis over the life of the reinsurance policy. Reinsurance profit share is additional ceding commissions payable to us based on attaining specified loss ratios within individual treaty years. Reinsurance profit share income is recognized when earned, which includes adjustments to earned reinsurance profit share based on changes in incurred losses. We sell homeowner and auto insurance policies for third-party insurance carriers. The transaction price for these arrangements is the estimated lifetime value (“LTV”) of the commissions to be paid by the third-party carrier for the policies sold. The LTV represents fixed first-year commission upon sale of the policy as well as the estimated variable future renewal commissions expected. We constrain the transaction price based on its best estimate of the amount which will not result in a significant reversal of revenue in a future period. After a policy is sold for an insurance carrier, we have no additional or ongoing contractual obligation to the policyholder or insurance carrier. We estimate LTV each period by evaluating various factors, including commission rates for specific carriers and estimated average plan duration based on insurance carrier and market data related to policy renewals for similar insurance policies. Management reviews and monitors changes in the data used to estimate LTV as well as the cash received for each policy type compared to original estimates. If we identify changes that we believe are indicative of an increase or decrease to prior period LTVs, we will update estimates of variable consideration. There were no changes to the estimated variable consideration for the periods presented. Warranty Revenue We provide warranty products to homeowners which are sold through various channels including home inspection companies, real estate agents and direct to customers. These products provide customers with product protection that enhances or extends coverage offered by the manufacturer’s warranty and provides additional customer-friendly benefits that go beyond the scope of a manufacturer’s warranty. Typically, our home warranty policies cover a ninety-day to three- Table of Contents PORCH GROUP, INC Notes to Consolidated Financial Statements (Continued) (all numbers in thousands unless otherwise stated, except per share data) 77 year period. Revenue for these policies is recognized ratably over the actual warranty coverage period for each individual policy. We also offer products that customers may purchase to extend the manufacturer’s covered warranties for a term of up to twenty-five years. Revenue for these policies is recognized over the term of the agreement in proportion to our relief from risk we expect to incur in satisfying the contract obligations. Software and Service Subscription Revenue Software and service subscription revenue is primarily generated from the vertical software services provided to home inspectors, roofing companies, title insurance companies, mortgage companies, and other home services companies. We do not provide the customer with the right to take possession of any part of the software supporting the cloud-based application services. Our typical subscription contracts are monthly or annual contracts in which pricing is based on a specified volume of activity. We also provide certain data analytics, transaction monitoring and marketing services under subscription and service contracts. Fees earned for providing access to the software and services are non-refundable, and there is no right of return. Revenue is recognized based on the amount to which we are entitled for providing access to the software and services during the contract term. Move-Related Revenue Move-related revenue is generated when we connect service providers directly to homeowners and includes fees earned from providing primarily moving services directly to the homeowner. We generally invoice for move-related services on a fixed-fee or time-and-materials basis as contractually agreed-upon with the end customer. Revenue is generally recognized as services are performed, which is typically on the same day or over a few days. Fees earned for providing move-related services are non-refundable, and there is generally no right of return. In certain of our move-related product offerings, we act as the principal in the revenue transactions as we are primarily responsible to the end customer for providing the service, we have a level of discretion in establishing pricing, and we control the service prior to providing it to the end customer. This control is evidenced by the ability to identify, select, and direct the service provider that provides the ultimate service to end customers, and we recognize these revenues on a gross basis. In other instances, third-party merchant partners are responsible for delivering the service to the end customer. Revenue for these arrangements is recognized on a net basis. Post-Move Revenue Post-move revenue is generated by connecting third-party service providers (“Service Providers”) with homeowners that meet pre-defined criteria and who may be looking for relevant services. Revenue generated from Service Providers is recognized at a point in time upon the connection of a homeowner to the Service Provider, at which point our performance obligation has been satisfied. The transaction price is generally either a fixed price per qualifying lead or activated service (fixed consideration), or a percentage of the revenue the Service Provider ultimately generates through the homeowner connection (variable consideration). When the transaction price is variable, the transaction price is constrained and limited to an amount we believe is not probable of significant reversal. Amounts received in advance of delivery of leads to the Service Provider is recorded as deferred revenue. Certain Service Providers have the right to return leads in limited instances. An estimate of returns is included as a reduction of revenue based on historical experience or specific identification depending on the contractual terms of the arrangement. Estimated returns are not material in any period presented. Post-move revenue also includes fees earned from providing a variety of services directly to the homeowner, mainly handyman services. We generally invoice for service projects on a fixed fee or time and materials basis as contractually agreed-upon with the end customer (i.e., the transaction price). Revenue is recognized as services are performed based on an output measure of progress, which is generally over a short duration. Fees earned for providing service projects are non- refundable, and there is generally no right of return. We act as the principal in these service transactions as we are primarily responsible to the end customer for providing the service, we have a level of discretion in establishing pricing, and we control the service prior to providing it to the end customer. This control is evidenced by the ability to identify, select, and direct the service provider that provides the ultimate service to end customers. Table of Contents PORCH GROUP, INC Notes to Consolidated Financial Statements (Continued) (all numbers in thousands unless otherwise stated, except per share data) 78

Cost of Revenue Cost of revenue primarily consists of insurance losses and loss adjustment expenses, claims personnel costs, warranty claims, third-party providers for executing moving labor and handyman services when we are managing the job, data costs related to marketing campaigns, certain call center costs, credit card processing, and merchant fees. Product and Technology Development Product and technology development costs primarily include payroll, employee benefits, stock-based compensation expense, and other headcount-related costs associated with product development, net of costs capitalized as internally developed software. Also included are cloud computing, hosting and other technology costs, software subscriptions, professional services, and amortization of internally developed software. Advertising Advertising costs are expensed as incurred. During the years ended December 31, 2023, 2022, and 2021, we incurred $13.9 million, $13.5 million, and $3.6 million in advertising costs, respectively. Advertising costs are included in selling and marketing expenses in our Consolidated Statements of Operations and Comprehensive Loss. Income Taxes We account for income taxes in accordance with Accounting Standards Codification (“ASC”) Topic 740, Income Taxes. Under the asset and liability method specified by ASC 740, deferred tax assets and liabilities are recognized for the future consequences of differences between the carrying amounts of existing assets and liabilities and their respective tax bases (temporary differences). Deferred tax assets and liabilities are measured using tax rates expected to apply to taxable income in the years in which those temporary differences are recovered or settled. Valuation allowances for deferred tax assets are established when it is more likely than not that some or all of the deferred tax assets will not be realized. In addition, ASC 740 provides comprehensive guidance on the recognition and measurement of tax positions in previously filed tax returns or positions expected to be taken in future tax returns. The benefit from an uncertain tax position must meet a more-likely-than-not recognition threshold and is measured at the largest amount of benefit greater than 50% determined by cumulative probability of being realized upon ultimate settlement with the taxing authority. Our policy is to recognize interest and penalties expense, if any, related to uncertain tax positions as a component of income tax expense. Stock-Based Compensation We issue stock-based compensation to employees in the form of stock options, restricted stock units, and restricted stock awards. The awards are accounted for by expensing the grant-date fair value of the related award over the requisite service period, which is generally the vesting period. Forfeitures are accounted for when they occur. We also issue awards which contain performance and/or market conditions. For awards with performance conditions, we recognize compensation expense only if the specified performance condition is probable of achievement. We update our assessment of probability at each reporting period. All compensation expense for performance awards with only market conditions is recognized if the requisite service period is fulfilled, even if the market condition is not satisfied. The awards are generally expensed on a straight-line basis, except for awards with performance or market conditions which are expensed on a graded vesting basis. Warrants We account for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms. For warrants that meet all of the criteria for equity classification, the warrants are recorded as a component of additional paid-in capital at the time of issuance. For warrants that do not meet all the criteria for equity classification, the warrants are recorded as a liability at their initial fair value, and then are remeasured as of each balance sheet date thereafter. Changes in the estimated fair value of the liability for warrants are recognized as a non-cash gain or loss on the Consolidated Statements of Operations and Comprehensive Loss in the period in which the change occurred. Table of Contents PORCH GROUP, INC Notes to Consolidated Financial Statements (Continued) (all numbers in thousands unless otherwise stated, except per share data) 79

Business Combinations We account for business acquisitions using the acquisition method of accounting and record any identifiable definite-lived intangible assets separate from goodwill. Intangible assets are recorded at their fair values based on estimates as of the date of acquisition. Goodwill is recorded as the residual amount of the purchase price consideration less the fair value assigned to the individual identifiable assets acquired and liabilities assumed as of the date of acquisition. We allocate the purchase price of the acquisition to the assets acquired and liabilities assumed based on estimates of the fair value at the dates of the acquisitions. Contingent consideration, which represents an obligation to make additional payments or equity interests to the former owner(s) as part of the purchase price if specified future events occur or conditions are met, is accounted for at the acquisition date fair value either as a liability or as equity depending on the terms of the acquisition agreement. Leases We determine if an arrangement is or contains a lease at inception, which is the date on which the terms of the contract are agreed to, and the agreement creates enforceable rights and obligations. Under ASC 842, Leases, a contract is or contains a lease when (i) explicitly or implicitly identified assets have been deployed in the contract and (ii) the customer obtains substantially all of the economic benefits from the use of that underlying asset and directs how and for what purpose the asset is used during the term of the contract. We also consider whether its service arrangements include the right to control the use of an asset. Operating leases are primarily for office space and are included in operating lease right-of-use assets (“ROU assets”), accrued expenses and other current liabilities, and other liabilities on our Consolidated Balance Sheets. ROU assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. The ROU assets also include any initial direct costs incurred and lease payments made at or before the commencement date and are reduced by any lease incentives. ROU assets and liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. Payments for terminating a lease are included in the lease payments only when it is probable they will be incurred. Our leases may include a non-lease component representing additional services transferred to us, such as common area maintenance for real estate. We have made an accounting policy election to account for each separate lease component and the non-lease components associated with that lease component as a single lease component. Non-lease components that are variable in nature are recorded in variable lease expense in the period incurred. We use our incremental borrowing rate to determine the present value of lease payments, as our leases do not have a readily determinable implicit discount rate. The incremental borrowing rate is the rate of interest we would have to pay to borrow on a collateralized basis over a similar term and amount in a similar economic environment. Judgment is applied in assessing factors such as Company-specific credit risk, lease term, nature and quality of the underlying collateral, currency, and economic environment in determining the incremental borrowing rate to apply to each lease. For operating leases with a term of one year or less, we have elected to not recognize a lease liability or ROU asset on our Consolidated Balance Sheets. Instead, we recognize the lease payments as expense on a straight-line basis over the lease term. Short-term lease expenses are immaterial to our Consolidated Statements of Operations and Comprehensive Loss and Consolidated Statements of Cash Flows. Other Income (Expense), Net The following table details the components of other income, net, on the Consolidated Statements of Operations and Comprehensive Loss: Year Ended December 31, 2023 2022 2021 Interest income $ 3,895 $ 717 $ 33 Gain on settlement of accounts payable — — 175 Other, net (2) (146) 132 Other income, net $ 3,893 $ 571 $ 340 Table of Contents PORCH GROUP, INC Notes to Consolidated Financial Statements (Continued) (all numbers in thousands unless otherwise stated, except per share data) 80

Accounting Standards Not Yet Adopted In November 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2023-07, Segment Reporting--Improvements to Reportable Segment Disclosures, which requires incremental disclosures about a public entity’s reportable segments but does not change the definition of a segment or the guidance for determining reportable segments. The new guidance requires disclosure of significant segment expenses that are (1) regularly provided to (or easily computed from information regularly provided to) the chief operating decision maker and (2) included in the reported measure of segment profit or loss. The new standard also allows companies to disclose multiple measures of segment profit or loss if those measures are used to assess performance and allocate resources. The guidance will first be effective in our annual disclosures for the year ending December 31, 2024, and will be adopted retrospectively unless impracticable. Early adoption is permitted. We are in the process of assessing the impact of ASU 2023-07 on our disclosures. In December 2023, the FASB issued ASU 2023-09, Improvements to Income Tax Disclosures, which requires disaggregated information about our effective tax rate reconciliation as well as information on income taxes paid. The new guidance will first be effective in our annual disclosures for the year ending December 31, 2025, and should be applied on a prospective basis with the option to apply retrospectively. Early adoption is permitted. We are in the process of assessing the impact of ASU 2023-09 on our disclosures. In March 2024, the SEC adopted new rules relating to the disclosure of a range of climate-change-related physical and transition risks, data, and opportunities. The adopted rule contains several new disclosure obligations, including, (i) disclosure on how the board of directors and management oversee climate-related risks and certain climate-related governance items, (ii) disclosure of information related to a registrant’s climate-related targets, goals, and/or transition plans, and (iii) disclosure on whether and how climate-related events and transition activities impact line items above a threshold amount on a registrant’s consolidate financial statements, including the impact of the financial estimates and the assumptions used. This new rule will first be effective in our annual disclosures for the year ending December 31, 2027. We are in the process of assessing the impact on our consolidated financial statements and disclosures. Accounting Standards Recently Adopted On January 1, 2023, we adopted ASU No. 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, as amended, which replaces the incurred loss methodology with an expected loss methodology that is referred to as the Current Expected Credit Losses (“CECL”) methodology. The measurement of expected credit losses under CECL is applicable to financial assets measured at amortized cost, including loan receivables and held-to-maturity debt securities. In addition, ASC 326 made changes to the accounting for available-for-sale securities. One such change is to require credit losses to be presented as an allowance rather than as a write-down on available-for- sale debt securities we do not intend to sell or believe that is more likely than not we will be required to sell. We adopted ASC 326 using a modified retrospective method. During the year ended December 31, 2023, we did not have any credit losses and, as such, we have not presented any allowance. See Note 3, Investments, for more details. Table of Contents PORCH GROUP, INC Notes to Consolidated Financial Statements (Continued) (all numbers in thousands unless otherwise stated, except per share data) 81

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PORCH GROUP, INC

Notes to Consolidated Financial Statements (Continued)

(all numbers in thousands unless otherwise stated, except per share data)

Note 2. Revenue

Disaggregation of Revenue

Total revenue consisted of the following:

	Year Ended December 31, 2023	2022	2021
Vertical Software segment			
Software and service subscriptions	$ 67,697	$ 72,777	$ 57,004
Move-related transactions	40,350	62,317	60,996
Post-move transactions	17,069	19,821	19,150
Total Vertical Software segment revenue	125,116	154,915	137,150
Insurance segment			
Insurance and warranty premiums, commissions and policy fees(1)	305,186	121,033	55,283
Total Insurance segment revenue	305,186	121,033	55,283
Total revenue	$ 430,302	$ 275,948	$ 192,433

(1) Revenue recognized during the years ended December 31, 2023, 2022 and 2021, includes revenue in the Insurance segment of $271.1 million, $83.9 million and $26.6 million, respectively, which is accounted for in accordance with ASC Topic 944, *Financial Services-Insurance,* separately from revenue from contracts with customers.

Disclosures Related to Contracts with Customers

Timing may differ between the satisfaction of performance obligations and the invoicing and collection of amounts related to contracts with customers. Liabilities are recorded for amounts that are collected in advance of the satisfaction of performance obligations. To the extent a contract exists, as defined by ASC Topic 606, *Revenue from Contracts with Customers*, these liabilities are classified as deferred revenue. To the extent that a contract does not exist, as defined by ASC 606, these liabilities are classified as refundable customer deposits. Refundable customer deposits related to contracts with customers were not material at December 31, 2023 and 2022.

Insurance Commissions Receivable

A summary of the activity impacting insurance commissions receivable is presented below:

Balance at January 1, 2021	$ 3,529
Estimated lifetime value of commissions on insurance policies sold by carriers	8,089
Cash receipts	(2,234)
Balance at December 31, 2021	9,384
Estimated lifetime value of commissions on insurance policies sold by carriers	9,925
Cash receipts	(3,788)
Balance at December 31, 2022	15,521
Estimated lifetime value of commissions on insurance policies sold by carriers	6,583
Cash receipts	(4,711)
Balance at December 31, 2023	$ 17,393

As of December 31, 2023 and 2022, $4.0 million and $3.3 million, respectively, of insurance commissions receivable were expected to be collected within the immediately following 12 months and therefore were included in accounts receivable, net, on the Consolidated Balance Sheets. The remaining $13.4 million and $12.3 million as of December 31, 2023 and

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2022, respectively, of insurance commissions receivable are expected to be collected after the immediately following 12 months and were included in long-term insurance commissions receivable on the Consolidated Balance Sheets. Deferred Revenue A summary of the activity impacting deferred revenue in the Vertical Software segment is presented below: Vertical Software Segment Deferred Revenue Balance at January 1, 2021 $ 5,208 Additional amounts deferred 5,539 Impact of acquisitions 1,170 Revenue recognized (8,103) Balance at December 31, 2021 3,814 Additional amounts deferred 19,421 Impact of acquisitions 137 Revenue recognized (19,498) Balance at December 31, 2022 3,874 Revenue recognized (16,301) Additional amounts deferred 16,142 Balance at December 31, 2023 $ 3,715 Deferred revenue on our Consolidated Balance Sheets as of December 31, 2023 and 2022, includes $245.0 million and $266.8 million, respectively, of deferred revenue related to our Insurance segment. Remaining Performance Obligations The amount of the transaction price allocated to performance obligations to be satisfied at a later date, which is not recorded in the Consolidated Balance Sheets, is immaterial as of December 31, 2023 and 2022. We have applied the practical expedients not to present unsatisfied performance obligations for (i) contracts with an original expected length of one year or less, (ii) contracts with variable consideration that is allocated entirely to unsatisfied performance obligations or to a wholly unsatisfied promise accounted for under the series guidance, and (iii) contracts for which we recognize revenue at the amount which we have the right to invoice for services performed. Warranty Revenue and Related Balance Sheet Disclosures Payments received in advance of warranty services provided are included in refundable customer deposits or deferred revenue based upon the cancellation and refund provisions within the respective agreement. At December 31, 2023, we had $17.9 million, $3.9 million and $2.9 million of refundable customer deposits, deferred revenue and non-current deferred revenue, respectively. At December 31, 2022, we had $20.0 million, $4.4 million and $1.9 million of refundable customer deposits, deferred revenue and non-current deferred revenue, respectively. We incurred $5.5 million and $3.7 million in expenses related to warranty claims for the years ended December 31, 2023 and 2022, respectively. Table of Contents PORCH GROUP, INC Notes to Consolidated Financial Statements (Continued) (all numbers in thousands unless otherwise stated, except per share data) 83

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PORCH GROUP, INC

Notes to Consolidated Financial Statements (Continued)

(all numbers in thousands unless otherwise stated, except per share data)

Note 3. Investments

The following table summarizes investment income and realized gains and losses on investments during the periods presented.

	Year Ended December 31,		
	2023	2022	2021
Investment income, net of investment expenses	$ 8,428	$ 1,544	$ 768
Realized gains on investments	113	22	62
Realized losses on investments	(256)	(392)	(129)
Investment income and realized gains, net of investment expenses	$ 8,285	$ 1,174	$ 701

The following tables summarize the amortized cost, fair value, and unrealized gains and losses of investment securities:

	December 31, 2023			
		Gross Unrealized		
	Amortized Cost	Gains	Losses	Fair Value
U.S. Treasuries	$ 43,931	$ 95	$ (330)	$ 43,696
Obligations of states, municipalities and political subdivisions	18,281	100	(961)	17,420
Corporate bonds	51,678	430	(2,067)	50,041
Residential and commercial mortgage-backed securities	25,452	153	(1,004)	24,601
Other loan-backed and structured securities	3,694	13	(289)	3,418
Total investment securities	$ 143,036	$ 791	$ (4,651)	$ 139,176

	December 31, 2022			
		Gross Unrealized		
	Amortized Cost	Gains	Losses	Fair Value
U.S. Treasuries	$ 35,637	$ 5	$ (320)	$ 35,322
Obligations of states, municipalities and political subdivisions	11,549	2	(1,326)	10,225
Corporate bonds	31,032	32	(2,837)	28,227
Residential and commercial mortgage-backed securities	12,790	11	(1,268)	11,533
Other loan-backed and structured securities	6,804	6	(476)	6,334
Total investment securities	$ 97,812	$ 56	$ (6,227)	$ 91,641

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The amortized cost and fair value of securities at December 31, 2023, by contractual maturity, are shown in the following table. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. December 31, 2023 Remaining Time to Maturity Amortized Cost Fair Value Due in one year or less $ 34,620 $ 34,542 Due after one year through five years 45,411 44,607 Due after five years through ten years 25,397 23,951 Due after ten years 8,462 8,057 Residential and commercial mortgage-backed securities 25,452 24,601 Other loan-backed and structured securities 3,694 3,418 Total $ 143,036 $ 139,176 Investments as of December 31, 2023, include $36.4 million of investments held by our captive reinsurance businesses as collateral for the benefit of HOA. Of this amount, $1.7 million is classified as short-term investments, and $34.7 million is classified as long-term investments. The following table presents investments pledged to the Department of Insurance in certain states as a condition of the Certificate of Authority for the purpose of meeting obligations to policyholders and creditors. December 31, 2023 2022 Certificates of deposit $ 1,266 $ 1,463 U.S. Treasury notes 706 1,216 1,972 2,679 Pledged certificates of deposit of $1.3 million and pledged U.S. Treasury notes of $0.7 million are included in long-term investments on the accompanying Consolidated Balance Sheets as of December 31, 2023. Pledged certificates of deposit of $0.2 million and pledged U.S. Treasury notes of $0.5 million are included in short-term investments, and pledged certificates of deposit of $1.2 million and pledged U.S. Treasury notes of $0.8 million are included in long-term investments on the accompanying Consolidated Balance Sheets as of December 31, 2022. Expected Credit Losses We regularly review our individual investment securities for factors that may indicate that a decline in fair value of an investment has resulted from an expected credit loss, including: • the financial condition and near-term prospects of the issuer, including any specific events that may affect its operations or earnings; • the extent to which the market value of the security is below its cost or amortized cost; • general market conditions and industry or sector specific factors; • nonpayment by the issuer of its contractually obligated interest and principal payments; and • our intent and ability to hold the investment for a period of time sufficient to allow for the recovery of costs. Table of Contents PORCH GROUP, INC Notes to Consolidated Financial Statements (Continued) (all numbers in thousands unless otherwise stated, except per share data) 85

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PORCH GROUP, INC

Notes to Consolidated Financial Statements (Continued)

(all numbers in thousands unless otherwise stated, except per share data)

Securities with gross unrealized loss position, aggregated by investment category and length of time the individual securities have been in a continuous loss position, are as follows:

	Less Than Twelve Months		Twelve Months or Greater		Total	
As of December 31, 2023	**Gross Unrealized Loss**	**Fair Value**	**Gross Unrealized Loss**	**Fair Value**	**Gross Unrealized Loss**	**Fair Value**
U.S. Treasuries	$ (280)	$ 12,345	$ (50)	$ 515	$ (330)	$ 12,860
Obligations of states, municipalities and political subdivisions	(813)	8,445	(148)	1,639	(961)	10,084
Corporate bonds	(1,698)	21,104	(369)	4,677	(2,067)	25,781
Residential and commercial mortgage-backed securities	(621)	8,673	(383)	3,072	(1,004)	11,745
Other loan-backed and structured securities	(281)	2,790	(8)	52	(289)	2,842
Total securities	$ (3,693)	$ 53,357	$ (958)	$ 9,955	$ (4,651)	$ 63,312

	Less Than Twelve Months		Twelve Months or Greater		Total	
As of December 31, 2022	**Gross Unrealized Loss**	**Fair Value**	**Gross Unrealized Loss**	**Fair Value**	**Gross Unrealized Loss**	**Fair Value**
U.S. Treasuries	$ (127)	$ 10,748	$ (193)	$ 9,824	$ (320)	$ 20,572
Obligations of states, municipalities and political subdivisions	(929)	6,258	(397)	3,504	(1,326)	9,762
Corporate bonds	(1,623)	16,531	(1,214)	10,328	(2,837)	26,859
Residential and commercial mortgage-backed securities	(687)	6,565	(581)	4,952	(1,268)	11,517
Other loan-backed and structured securities	(359)	4,633	(117)	1,094	(476)	5,727
Total securities	$ (3,725)	$ 44,735	$ (2,502)	$ 29,702	$ (6,227)	$ 74,437

At December 31, 2023 and 2022, there were 410 and 483 individual securities, respectively, in an unrealized loss position. Of these securities, 80 had been in an unrealized loss position for 12 months or longer as of December 31, 2023. At December 31, 2022, 218 individual securities were in an unrealized loss position for 12 months or longer.

We believe there were no fundamental issues such as credit losses or other factors with respect to any of our available-for-sale securities. The unrealized losses on investments in fixed-maturity securities were caused primarily by interest rate changes. We expect that the securities will not be settled at a price less than par value of the investments. Because the declines in fair value are attributable to changes in interest rates or market conditions and not credit quality, and because we have the ability and intent to hold our available-for-sale investments until a market price recovery or maturity, we do not consider any of our investments to have any decline in fair value due to expected credit losses at December 31, 2023 or 2022.

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Note 4. Fair Value The following table details the fair value measurements of assets and liabilities that are measured at fair value on a recurring basis: Fair Value Measurement as of December 31, 2023 Level 1 Level 2 Level 3 Total Fair Value Assets Money market mutual funds $ 165,744 $ — $ — $ 165,744 Debt securities: U.S. Treasuries 43,696 — — 43,696 Obligations of states, municipalities and political subdivisions — 17,420 — 17,420 Corporate bonds — 50,041 — 50,041 Residential and commercial mortgage-backed securities — 24,601 — 24,601 Other loan-backed and structured securities — 3,418 — 3,418 $ 209,440 $ 95,480 $ — $ 304,920 Liabilities Contingent consideration - business combinations (1) $ — $ — $ 18,455 $ 18,455 Private warrant liability — — 1,151 1,151 Embedded derivatives — — 28,131 28,131 $ — $ — $ 47,737 $ 47,737 Fair Value Measurement as of December 31, 2022 Level 1 Level 2 Level 3 Total Fair Value Assets Money market mutual funds $ 6,619 $ — $ — $ 6,619 Debt securities: U.S. Treasuries 35,322 — — 35,322 Obligations of states, municipalities and political subdivisions — 10,225 — 10,225 Corporate bonds — 28,227 — 28,227 Residential and commercial mortgage-backed securities — 11,533 — 11,533 Other loan-backed and structured securities — 6,334 — 6,334 $ 41,941 $ 56,319 $ — $ 98,260 Liabilities Contingent consideration - business combinations (2) $ — $ — $ 24,546 $ 24,546 Contingent consideration - earnout — — 44 44 Private warrant liability — — 707 707 $ — $ — $ 25,297 $ 25,297 ______________________________________ (1) The Consolidated Balance Sheets include $14.8 million in accrued expenses and other current liabilities and $3.7 million in other liabilities as of December 31, 2023, for contingent consideration related to business combinations. (2) The Consolidated Balance Sheets include $1.4 million in accrued expenses and other current liabilities and $23.2 million in other liabilities as of December 31, 2022, for contingent consideration related to business combinations. Table of Contents PORCH GROUP, INC Notes to Consolidated Financial Statements (Continued) (all numbers in thousands unless otherwise stated, except per share data) 87

Financial Assets Money market mutual funds are valued at the closing price reported by the fund sponsor from an actively traded exchange. As the funds are generally maintained at a net asset value which does not fluctuate, cost approximates fair value. These are included with U.S. Treasuries as Level 1 measurements in the table above. The fair values for available-for-sale fixed- maturity securities are based upon prices provided by an independent pricing service and included as Level 2 measurements in the table above. We have reviewed these prices for reasonableness and have not adjusted any prices received from the independent provider. Level 2 securities represent assets whose fair value is determined using observable market information such as previous day trade prices, quotes from less active markets or quoted prices of securities with similar characteristics. There were no transfers between Level 1 and Level 2. Contingent Consideration – Business Combinations We estimated the fair value of the business combination contingent consideration related to the Floify LLC (“Floify”) acquisition in October 2021 and triggered by stock price milestones using the Monte Carlo simulation method. The fair value is based on the simulated market price of our common stock through the maturity date of December 31, 2024. As of December 31, 2023, the key inputs used to determine the fair value of $14.0 million included the stock price of $3.08 per share, strike price of approximately $36 per share, discount rate of 27.9% and volatility of 90%. As of December 31, 2022, the key inputs used in the determination of the fair value of $15.5 million included the stock price of $1.88 per share, strike price of approximately $36 per share, discount rate of 10.3% and volatility of 95%. We estimated the fair value of the business combination contingent consideration based on specific metrics related to the acquisition of Residential Warranty Services (“RWS”) in April 2022, using the discounted cash flow method. The fair value is based on a percentage of revenue over the maturity date of the contingent consideration. As of December 31, 2023, the key inputs used to determine the fair value of $4.4 million were management’s cash flow estimates and the discount rate of 17%. As of December 31, 2022, the key inputs used to determine the fair value of $9.0 million were management’s cash flow estimates and the discount rate of 17%. Contingent Consideration - Earnout On July 30, 2020, Porch.com, Inc. (“Legacy Porch”) entered into a definitive agreement (as amended, the “Merger Agreement”) with PropTech Acquisition Corporation (“PTAC”), a special purpose acquisition company, whereby the parties agreed to merge, resulting in the parent of Porch.com, Inc. becoming a publicly listed company under the name Porch Group, Inc. This merger (the “Merger”) closed on December 23, 2020. Upon the Merger, 6 million restricted common shares, subject to vesting and cancellation provisions, were issued to holders of pre-Merger Porch common stock (the “earnout shares”). The earnout shares were issued in three equal tranches with separate market vesting conditions prior to the third anniversary of the Merger. One-third of the earnout shares met the market vesting condition when our common stock had a closing price of greater than or equal to $18.00 per share over 20 trading days within a thirty-consecutive trading day period in the first quarter of 2021. An additional third vested when our common stock had a closing price of greater than or equal to $20.00 per share over the same measurement criteria in the fourth quarter of 2021. The final third never vested as our common stock did not reach a closing price of greater than or equal to $22.00 per share over the same measurement criteria. The earnout contingent consideration period ended December 23, 2023, and the remaining liability of less than $0.1 million was subsequently written off. In prior years, we estimated the fair value using the Monte Carlo simulation method and was based on the simulated market price of our common stock until the maturity date of the contingent consideration and increased by certain employee forfeitures. As of December 31, 2022, the key inputs used in the determination of the fair value included exercise price of $22.00 per share, volatility of 100%, forfeiture rate of 15% and stock price of $1.88 per share. Private Warrants We estimated the fair value of the private warrants using the Black-Scholes-Merton option pricing model. As of December 31, 2023, the key inputs used to determine the fair value included exercise price of $11.50 per share, expected volatility of 95%, remaining contractual term of 1.98 years, and stock price of $3.08 per share. As of December 31, 2022, the key inputs used to determine the fair value included exercise price of $11.50 per share, expected volatility of 90%, remaining contractual term of 2.98 years, and stock price of $1.88 per share. Table of Contents PORCH GROUP, INC Notes to Consolidated Financial Statements (Continued) (all numbers in thousands unless otherwise stated, except per share data) 88

Embedded Derivatives In connection with the issuance of senior secured convertible notes in April 2023 (see Note 7, Debt, for more information) and in accordance with ASC 815-15, Derivatives and Hedging – Embedded Derivatives, certain features of the senior secured convertible notes were bifurcated and accounted for separately from the notes. The following features are recorded as derivatives. • Repurchase option. If more than $30 million aggregate principal amount of the 2026 Notes remains outstanding on June 14, 2026, the 2028 Note holders have the right to require us to repurchase for cash on June 15, 2026, all or any portion of their 2028 Notes, in principal amounts of one thousand dollars or an integral number thereof, at a repurchase price equal to 106.5% of the principal amount of the 2028 Notes to be repurchased, plus accrued and unpaid interest to, but excluding, the repurchase date. • Fundamental change option. If we undergo a fundamental change, as defined in the indenture governing the 2028 Notes and subject to certain conditions, holders of the 2028 Notes have the right to require us to repurchase for cash all or any portion of their 2028 Notes, in principal amounts of one thousand dollars or an integral multiple thereof, at a repurchase price equal to 105.25% of the principal amount of the 2028 Notes to be repurchased, plus accrued and unpaid interest to, but excluding, the repurchase date. A fundamental change includes events such as a change in control, recapitalization, liquidation, dissolution, or delisting. • Asset sale repurchase option. If we sell assets and receive net cash proceeds of $2.5 million in excess of the Asset Sale Threshold (as defined below) (such excess net cash proceeds, the “Excess Proceeds”), we must offer to all holders of 2028 Notes to repurchase their 2028 Notes for an aggregate amount of cash equal to 50% of such Excess Proceeds at a repurchase price per 2028 Note equal to 100% of the principal amount thereof, plus accrued and unpaid interest to, but excluding, the relevant purchase date, if any. “Asset Sale Threshold” means $20.0 million in the aggregate, provided that on and after the date on which the cumulative net cash proceeds received by the Company and its restricted subsidiaries from the sale of assets after April 20, 2023 exceeds $20.0 million in the aggregate, the “Asset Sale Threshold” means $0. The inputs for determining fair value of the embedded derivatives are classified as Level 3 inputs. Level 3 fair value is based on unobservable inputs based on the best information available. These inputs include the probabilities of a repurchase, a fundamental change, and qualifying asset sales, ranging from 1% to 50%. Level 3 Rollforward Fair value measurements categorized within Level 3 are sensitive to changes in the assumptions or methodology used to determine fair value, and such changes could result in a significant increase or decrease in the fair value. The changes for Level 3 items measured at fair value on a recurring basis using significant unobservable inputs are as follows: Contingent Consideration - Earnout Contingent Consideration - Business Combinations Embedded Derivatives Private Warrant Liability Fair value as of December 31, 2022 $ 44 $ 24,546 $ — $ 707 Additions — — 23,870 — Settlements — (427) — — Change in fair value, loss (gain) included in net loss(1) (44) (5,664) 4,261 444 Fair value as of December 31, 2023 $ — $ 18,455 $ 28,131 $ 1,151 Table of Contents PORCH GROUP, INC Notes to Consolidated Financial Statements (Continued) (all numbers in thousands unless otherwise stated, except per share data) 89

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Notes to Consolidated Financial Statements (Continued)
(all numbers in thousands unless otherwise stated, except per share data)

	Contingent Consideration - Earnout	Contingent Consideration - Business Combinations	Private Warrant Liability
Fair value as of December 31, 2021	$ 13,866	$ 9,617	$ 15,193
Additions	—	8,700	—
Settlements	—	(715)	—
Change in fair value, loss (gain) included in net loss[1]	(13,822)	6,944	(14,486)
Fair value as of December 31, 2022	$ 44	$ 24,546	$ 707

(1) Changes in fair value of contingent consideration related to business combinations are included in general and administrative expenses in the Consolidated Statements of Operations and Comprehensive Loss. Changes in fair value of the earnout contingent consideration and private warrant liability are disclosed separately in the Consolidated Statements of Operations and Comprehensive Loss. Changes in the fair value of the embedded derivatives are included in change in fair value of derivatives in the Consolidated Statements of Operations and Comprehensive Loss.

Fair Value Disclosure

As of December 31, 2023 and 2022, the fair value of the 2026 Notes (see Note 7, Debt, for more information) was $73.1 million and $238.6 million, respectively. The decrease of $165.5 million is primarily due to volatility of the stock price since December 31, 2022. As of December 31, 2023, the fair value of the 2028 Notes (see Note 7, Debt, for more information) was $196.7 million. The fair values of the line of credit, advance funding arrangement and other notes approximate the unpaid principal balance. All debt, other than the convertible notes which are Level 2, is considered a Level 3 measurement.

Note 5. Property, Equipment, and Software

Property, equipment, and software, net, consists of the following:

	December 31, 2023	December 31, 2022
Software and computer equipment	$ 8,340	$ 8,326
Furniture, office equipment, and other	1,573	2,118
Internally developed software	24,526	17,128
Leasehold improvements	1,176	1,178
Total	35,615	28,750
Less: Accumulated depreciation and amortization	(18,754)	(16,510)
Property, equipment, and software, net	$ 16,861	$ 12,240

Depreciation and amortization expense related to property, equipment, and software was $5.0 million, $4.2 million, and $4.4 million for the years ended December 31, 2023, 2022 and 2021, respectively.

Losses due to impairment of long-lived assets, other than intangible assets, totaled $0.3 million, $0.6 million and $0.6 million during 2023, 2022 and 2021, respectively, and are included in product and technology expense in the Consolidated Statements of Operations and Comprehensive Loss.

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Note 6. Intangible Assets and Goodwill Intangible Assets Intangible assets are stated at cost or acquisition-date fair value, less accumulated amortization and impairment. The following tables summarize intangible asset balances. As of December 31, 2023 Weighted Average Useful Life (in years) Intangible Assets, gross Accumulated Amortization And Impairment Intangible Assets, Net Customer relationships 8 $ 69,504 $ (24,153) $ 45,351 Acquired technology 5 36,041 (22,358) 13,683 Trademarks and tradenames 11 23,443 (6,701) 16,742 Non-compete agreements 3 616 (455) 161 Value of business acquired 1 400 (400) — Renewal rights 6 9,734 (3,415) 6,319 Insurance licenses Indefinite 4,960 — 4,960 Total intangible assets $ 144,698 $ (57,482) $ 87,216 As of December 31, 2022 Weighted Average Useful Life (in years) Intangible Assets, gross Accumulated Amortization And Impairment Intangible Assets, Net Customer relationships 9 $ 69,730 $ (15,079) $ 54,651 Acquired technology 5 37,932 (16,468) 21,464 Trademarks and tradenames 10 25,071 (5,724) 19,347 Non-compete agreements 3 619 (407) 212 Value of business acquired 1 400 (400) — Renewal rights 6 9,734 (2,113) 7,621 Insurance licenses Indefinite 4,960 — 4,960 Total intangible assets $ 148,446 $ (40,191) $ 108,255 During the first quarter of 2023, we identified various qualitative factors that collectively indicated triggering events including a sustained decrease in stock price, increased costs due to inflationary pressures, and a deterioration of the macroeconomic environment in the housing and real estate industry. We used an income approach to determine that the estimated fair value of certain asset groups was less than their carrying values, which resulted in impairment charges of $2.0 million in the first quarter, primarily related to acquired technology, trademarks and tradenames, and customer relationships for certain businesses within the Vertical Software segment. Impairment charges are included in impairment loss on intangible assets and goodwill in the Consolidated Statements of Operations and Comprehensive Loss. Table of Contents PORCH GROUP, INC Notes to Consolidated Financial Statements (Continued) (all numbers in thousands unless otherwise stated, except per share data) 91

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Notes to Consolidated Financial Statements (Continued)

(all numbers in thousands unless otherwise stated, except per share data)

Aggregate amortization expense related to intangibles was $19.4 million, $23.8 million, $12.3 million for the years ended December 31, 2023, 2022 and 2021, respectively. The following table shows estimated future intangible amortization expense for the next five years and thereafter.

Year ending December 31,		Estimated Amortization Expense
2024	$	18,439
2025		14,862
2026		10,201
2027		9,063
2028		8,347
Thereafter		21,344
	$	82,256

Goodwill

The following table summarizes the changes in the carrying amount of goodwill:

Balance as of December 31, 2020	$	28,289
Acquisitions		197,365
Balance as of December 31, 2021		225,654
Acquisitions		38,064
Impairment loss (Insurance segment)		(43,758)
Purchase price adjustments[1]		24,737
Balance as of December 31, 2022, net of accumulated impairment of $43.8 million		244,697
Acquisition		2,421
Impairment loss (Insurance segment)		(55,211)
Balance as of December 31, 2023, net of accumulated impairment of $99.0 million	$	191,907

(1) During the year ended December 31, 2022, we recorded an adjustment to the fair value of net assets previously acquired during the year ended December 31, 2021. See Note 12, Business Combinations, for more information.

During the first three quarters of 2023, management identified various qualitative factors that collectively indicated triggering events, including a sustained decrease in stock price, increased costs due to inflationary pressures, hardening of the reinsurance markets, volatile weather, and a deterioration of the macroeconomic environment in the housing and real estate and insurance industries. We performed valuations of the Vertical Software and Insurance reporting units using a combination of market and income approaches based on peer performance and discounted cash flow or dividend discount model methodologies. The goodwill impairment analysis required significant judgments to calculate the fair value of the reporting units, including internal forecasts and determination of weighted average cost of capital. The weighted average cost of capital used in our most recent impairment test was risk-adjusted to reflect the specific risk profile of the reporting units and ranged from 13% to 25%. Management considers historical experience and all available information at the time the fair values are estimated. Assumptions are subject to a high degree of judgment and complexity.

The results of the quantitative impairment assessment as of March 31, 2023, indicated that the estimated fair values of both the Insurance and Vertical Software reporting units exceeded their carrying values. As such, we determined that the goodwill allocated to our reporting units was not impaired as of March 31, 2023.

The results of the quantitative impairment assessment as of June 30, 2023, indicated that the carrying value of the Insurance reporting unit exceeded its estimated fair value. As such, we determined that the goodwill allocated to the Insurance reporting unit was impaired as of June 30, 2023. An impairment charge of $55.2 million, which represented the

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PORCH GROUP, INC

Notes to Consolidated Financial Statements (Continued)

(all numbers in thousands unless otherwise stated, except per share data)

total remaining balance of goodwill allocated to the Insurance reporting unit, was recognized in impairment loss on intangible assets and goodwill in the Consolidated Statements of Operations and Comprehensive Loss. The results of the quantitative impairment assessment as of June 30, 2023, indicated that the fair value of our Vertical Software reporting unit exceeded its carrying value by less than 10%.

The results of the most recent quantitative impairment assessment as of September 30, 2023, indicated that the fair value of the Vertical Software reporting unit exceeded its carrying value by approximately 5%.

During our annual impairment testing as of October 1, 2023, we performed a qualitative assessment and determined that it was not more likely than not that the fair value of each reporting unit was less than its carrying value. Therefore, we did not perform a quantitative assessment as of that date.

Based on the results of our 2023 analyses, the remaining goodwill balance at Vertical Software is at risk of future impairment. We continue to monitor our reporting units at risk of impairment for interim impairment indicators and believe that the estimates and assumptions used in the calculations are reasonable as of December 31, 2023. We also reconcile the fair value of our reporting units to our market capitalization. Should the fair value of either of our reporting units fall below its carrying amount because of reduced operating performance, market declines including a deterioration of the macroeconomic environment in the housing and real estate or insurance industries, changes in the discount rate, or other adverse conditions, goodwill impairment charges may be necessary in future periods.

Note 7. Debt

The following tables summarize outstanding debt as of December 31, 2023 and 2022.

	Principal	Unaccreted Discount	Debt Issuance Costs	Carrying Value
Convertible senior notes, due 2026	$ 225,000	$ —	$ (3,311)	$ 221,689
Convertible senior notes, due 2028	333,334	(115,353)	(4,312)	213,669
Advance funding arrangement	94	—	—	94
Other notes	300	(13)	—	287
Balance as of December 31, 2023	$ 558,728	$ (115,366)	$ (7,623)	$ 435,739

	Principal	Unaccreted Discount	Debt Issuance Costs	Carrying Value
Convertible senior notes, due 2026	$ 425,000	$ —	$ (8,508)	$ 416,492
Advance funding arrangement	15,670	(760)	—	14,910
Term loan facility, due 2029	10,000	—	—	10,000
Other notes	450	(87)	—	363
Balance as of December 31, 2022	$ 451,120	$ (847)	$ (8,508)	$ 441,765

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Minimum principal payment commitments as of December 31, 2023, are as follows: Year ending December 31, Principal Payments 2024 $ 244 2025 150 2026 225,000 2027 15,000 2028 318,334 Thereafter — $ 558,728 2026 Convertible Senior Notes In September 2021, we completed a private Rule 144A offering of $425 million aggregate principal amount of 0.75% Convertible Senior Notes due on September 15, 2026 (the “2026 Notes”) at an issue price of 100%, which includes $40 million aggregate principal amount of 2026 Notes issued and sold pursuant to the exercise of the initial purchasers’ option to purchase additional 2026 Notes. The 2026 Notes were offered only to qualified institutional buyers (as defined in the Securities Act of 1933, as amended (the “Securities Act”)), pursuant to Rule 144A under the Securities Act. The net proceeds from the sale of the 2026 Notes were approximately $413.5 million after deducting the initial purchasers’ fees and other estimated expenses. The 2026 Notes are not redeemable at our option prior to September 20, 2024. We may redeem for cash all or any portion of the 2026 Notes, at our option, on or after September 20, 2024, if the last reported sale price of the common stock has been at least 130% of the conversion price then in effect for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period (including the last trading day of such period) ending on, and including, the trading day immediately preceding the date on which we provide a notice of redemption, at a redemption price equal to 100% of the principal amount of the 2026 Notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date. No sinking fund is provided for the 2026 Notes. The 2026 Notes are convertible at an initial conversion rate of 39.9956 shares of common stock per one thousand dollars principal amount of 2026 Notes, which is equivalent to an initial conversion price of approximately $25.00 per share of common stock (the “Conversion Rate”). The Conversion Rate is subject to customary adjustments for certain events as described in the indenture governing the 2026 Notes. We may settle the conversion option obligation with cash, shares of our common stock, or any combination of cash and shares of our common stock. Holders of the 2026 Notes may convert the 2026 Notes at their option (in whole or in part) on or after June 15, 2026, until the close of business on the second trading day immediately preceding the maturity date of September 15, 2026. In addition, holders of the 2026 Notes may convert the 2026 Notes at their option (in whole or in part) at any time prior to the close of business on the business day immediately preceding June 15, 2026, only under the following circumstances: • during any fiscal quarter commencing after the calendar quarter ending on December 31, 2021, if our common stock price exceeds 130% of the conversion price for at least 20 trading days during the 30 consecutive trading days at the end of the prior calendar quarter; • during the five business days after any five consecutive trading days in which the trading price per one thousand dollars of 2026 Notes was less than 98% of the product of the closing sale price of our common stock and the then current conversion rate; • upon the occurrence of certain corporate actions; • upon the occurrence of a fundamental change, a make-whole fundamental change or any share exchange event; or • prior to the related redemption date if we elect to exercise the company call option. Upon the occurrence of a make-whole fundamental change or the exercise of our redemption option, we will, under certain circumstances, increase the applicable conversion rate for a holder that elects to convert its 2026 Notes in connection with such make-whole fundamental change or exercise of redemption (not to exceed 52.9941 shares of common stock per one Table of Contents PORCH GROUP, INC Notes to Consolidated Financial Statements (Continued) (all numbers in thousands unless otherwise stated, except per share data) 94 thousand dollars principal amount of the 2026 Notes). As of December 31, 2023, none of the conditions of the 2026 Notes to early convert have been met. We concluded that the 2026 Notes are accounted for as debt, with no bifurcation of the embedded conversion feature. Debt issuance costs were recorded as a direct deduction from the related liability in the Consolidated Balance Sheets and are amortized to interest expense over the term of the 2026 Notes. The effective interest rate for the 2026 Notes is 1.3%. During the second quarter of 2023, we repurchased $200.0 million of the 2026 Notes using the proceeds from issuing new convertibles notes as described in the following “2028 Convertible Senior Notes” section. Interest expense recognized related to the 2026 Notes was $3.7 million, $5.4 million and $1.6 million for the years ended December 31, 2023, 2022 and 2021, respectively. Total interest expense is comprised of contractual interest expense of $2.2 million, $3.2 million and $0.9 million and amortization of debt issuance costs of $1.5 million, $2.2 million and $0.7 million for the years ended December 31, 2023, 2022 and 2021, respectively. 2028 Convertible Senior Notes In April 2023, we issued $333.3 million of 6.75% Senior Secured Convertible Notes due in 2028 (the “2028 Notes”) in a private placement transaction. We used a portion of the net proceeds from the 2028 Notes to repurchase $200.0 million of the 2026 Notes and to fund the repayment of the term loan facility, in each case plus accrued and unpaid interest thereon and related fees and expenses. In connection with the partial repurchase of the 2026 Notes, we recognized an $81.4 million gain on extinguishment of debt, calculated as the difference between the reacquisition price and the net carrying amount of the portion of the 2026 Notes that was extinguished. The 2028 Notes are convertible into cash, shares of common stock, or a combination of cash and shares of common stock at our election at an initial conversion rate of 39.9956 shares of common stock per one thousand dollars principal amount of the 2028 Notes, which is equivalent to an initial conversion price of approximately $25.00 per share. The 2028 Notes are senior secured obligations, accrue interest at a fixed rate of 6.75%, payable semi-annually in arrears on April 1 and October 1 of each year, beginning on October 1, 2023, and were initially issued at 95% of par value. The 2028 Notes will mature on October 1, 2028, unless earlier repurchased, redeemed or converted. Prior to the close of business on the business day immediately preceding July 1, 2028, the 2028 Notes will be convertible at the option of the holders only upon the satisfaction of certain conditions and during certain periods. Thereafter, until the close of business on the second scheduled trading day immediately preceding the maturity date, the 2028 Notes will be convertible at the option of the holders at any time regardless of these conditions. Interest expense recognized related to the 2028 Notes was $26.3 million for the year ended December 31, 2023, including $15.7 million contractual interest expense and $10.6 million amortization of debt issuance costs and discount. The effective interest rate for the 2028 Notes is 17.9%. Capped Call Transactions In connection with the offering of the 2026 Notes, we purchased capped calls from certain financial institutions with respect to our common stock. The capped calls each have an initial strike price of approximately $25.00 per share of our common stock, which corresponds to the initial conversion price of the 2026 Notes. The capped calls each have an initial cap price of $37.74 per share and expire in incremental components on each trading date beginning on September 13, 2021, and ending on September 15, 2026. The capped calls are intended to offset potential dilution to our common stock or offset any cash payments we are required to make in excess of the principal amount, as the case may be, with such reduction or offset subject to a cap. The capped calls are subject to adjustments for certain corporate events and standard antidilution provisions. We paid an aggregate amount of $52.9 million for the capped calls. The maximum number of shares of our common stock that we can purchase under the capped call (assuming no adjustment event) is approximately 6 million. The capped call transactions do not meet the criteria for accounting as a derivative as they are indexed to our own stock. As such, the cost of the capped calls is recorded as a reduction to additional paid-in capital on the Consolidated Balance Sheets and Consolidated Statements of Stockholders’ Equity (Deficit). Table of Contents PORCH GROUP, INC Notes to Consolidated Financial Statements (Continued) (all numbers in thousands unless otherwise stated, except per share data) 95

Advance Funding Arrangement For certain home warranty contracts, we participate in a financing arrangement with third-party financers that provide us with contract premium upfront, less a financing fee. Third-party financers collect installment payments from the warranty contract customer which satisfies our repayment obligation over a portion of the contract term. We remain obligated to repay the third-party financer if a customer cancels its warranty contract prior to full repayment of the advance funding amount we received. As part of the arrangement, we pay financing fees, which are collected by the third-party financers upfront and are initially recognized as a debt discount. Financing fees are amortized as interest expense under the effective interest method. The implied interest rate varies per contract and is generally approximately 14% of total funding received. As of December 31, 2023, the principal balance of advance funding arrangement is $0.1 million with no unaccreted discount balance. Interest expense recognized related to the advance funding arrangement was $0.9 million and $2.6 million for the years ended December 31, 2023 and 2022, respectively. Line of Credit In connection with the acquisition of HOA on April 5, 2021, we assumed a $5.0 million revolving line of credit (“RLOC”) with Legacy Texas Bank. Outstanding balances under the RLOC bore interest at the Wall Street Journal Prime + 0% and matured on November 16, 2022. The RLOC was terminated with no outstanding balance at December 31, 2022. Term Loan Facility In connection with the acquisition of HOA on April 5, 2021, we assumed a nine-year, $10.0 million term loan facility with a local bank. As of December 31, 2022, we had borrowed $10.0 million on the term loan facility. Outstanding balances under the term loan facility bore interest at the Wall Street Journal Prime + 0% and had a maturity date of December 17, 2029. In April 2023, the term loan facility was repaid in full by using a portion of the proceeds from the 2028 Notes and was subsequently terminated. Other Notes In connection with an acquisition in 2020, we issued a promissory note payable to the founder of the acquired entity. The promissory note had an initial principal balance of $0.8 million and a stated interest rate of 0.38% per annum. The promissory note is being paid in five equal annual installments. As of December 31, 2023, the promissory note had a carrying amount of $0.3 million. Senior Secured Term Loans In conjunction with the issuance of the 2026 Notes in September 2021 described above, all outstanding obligations under senior secured term loans were repaid. These included the outstanding principal of $40.0 million, $2.3 million of final prepayment fees, and $0.5 million of interest and legal fees. A loss on extinguishment of $3.1 million was recorded for the year ended December 31, 2021. Paycheck Protection Program Loans In 2021, all outstanding loans under the Paycheck Protection Program established under the Coronavirus Aid, Relief and Economic Security Act were forgiven in whole. As a result, the outstanding principal balance of $8.5 million and unpaid interest of $0.1 million were written off and the Company recorded a $8.6 million gain on extinguishment of debt in the Consolidated Statements of Operations and Comprehensive Loss for the year ended December 31, 2021. Note 8. Stockholders' Equity and Warrants Shares Authorized As of December 31, 2023, we had authorized 400 million shares designated as common stock, and 10 million shares designated as preferred stock for issuance. Table of Contents PORCH GROUP, INC Notes to Consolidated Financial Statements (Continued) (all numbers in thousands unless otherwise stated, except per share data) 96

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PORCH GROUP, INC

Notes to Consolidated Financial Statements (Continued)
(all numbers in thousands unless otherwise stated, except per share data)

Common Shares Outstanding and Common Stock Equivalents

The following table summarizes our fully diluted capital structure.

	December 31, 2023	December 31, 2022
Issued and outstanding common shares	97,061	96,406
Earnout shares (1)	—	2,050
Total common shares issued and outstanding	97,061	98,456
Common shares reserved for future issuance:		
Private warrants	1,796	1,796
Stock options (Note 9)	3,642	3,863
Restricted and performance stock units and awards (Note 9)	12,065	6,230
2020 Equity Plan pool reserved for future issuance (Note 9)	8,009	11,190
Convertible senior notes, due 2026 (2)	8,999	16,998
Convertible senior notes, due 2028	13,332	—
Contingently issuable shares in connection with acquisitions (3)	5,908	10,632
Total shares of common stock outstanding and reserved for future issuance	150,812	149,165

(1) Earnout shares expired on December 23, 2023, without vesting and were subsequently cancelled.

(2) In connection with the September 16, 2021, issuance of the 2026 Notes, we used a portion of the proceeds to pay for the capped call transactions, which are expected to generally reduce the potential dilution to our common stock. The capped call transactions impact the number of shares that may be issued by effectively increasing our conversion price from $25 per share to approximately $37.74 per share, which would result in approximately 6 million potentially dilutive shares instead of the shares reported in this table as of December 31, 2023.

(3) In connection with the acquisitions of Floify and HOA, we provided an obligation to issue a certain amount of common stock to the extent specified market conditions are met in the future. Contingently issuable shares are calculated in accordance with the purchase agreement, assuming they would be issuable if the end of the reporting periods were the end of the contingency period. The contingency period for the Floify acquisition ends in December 2024. The contingency period for the HOA acquisition ended in April 2023.

Repurchases of Common Stock

In October 2022, our board of directors approved a share repurchase program authorizing management to repurchase up to $15 million in our common stock and/or convertible notes. Repurchases under this program were permitted from time to time on the open market between November 10, 2022, and June 30, 2023, at prevailing market prices, in privately negotiated transactions, in block trades, and/or through other permissible means.

During the first quarter of 2023, we repurchased and canceled 1.4 million shares with a total cost of $3.1 million (including commissions). The cost paid to repurchase shares in excess of the par value is charged to accumulated deficit in the Consolidated Balance Sheets.

During the fourth quarter of 2022, we repurchased 2.4 million shares with the total cost of $4.4 million (including commissions).

The repurchase of $200 million of the 2026 Notes as described in Note 7, Debt, was done under separate authorization and was not part of the $15 million share repurchase program.

Warrants

Upon completion of the Merger with PropTech Acquisition Corporation ("PTAC") on December 23, 2020, we assumed 8.6 million public warrants and 5.7 million private warrants to purchase an aggregate 14.3 million shares of common stock, which were outstanding as of December 31, 2020. Each warrant entitles the registered holder to purchase one share of

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common stock at a price of $11.50 per share, subject to adjustment, commencing 30 days after the completion of the Merger, and expiring on December 23, 2025, which is five years after the Merger. On March 23, 2021, we announced that we would redeem all outstanding public warrants on April 16, 2021, pursuant to a provision of the warrant agreement under which the public warrants were issued. In connection with the redemption, the public warrants stopped trading on the Nasdaq Capital Market and were delisted, with the trading halt announced after close of market on April 16, 2021. As of December 31, 2023 and 2022, there were 1.8 million private warrants outstanding. These private warrants are liability classified financial instruments measured at fair value, with periodic changes in fair value recognized through earnings and are included in the change in fair value of private warrant liability in the Consolidated Statements of Operations and Comprehensive Loss. See Note 4, Fair Value, for more information. Detail related to private warrant activity is as follows: Number of Warrants (in thousands) Number of Common Shares Issued (in thousands) Balances as of December 31, 2020 14,325 — Exercised (12,353) 11,521 Canceled (176) — Balances as of December 31, 2021, 2022, and 2023 1,796 11,521 There were no exercises or cancellations of warrants during 2023 or 2022. Note 9. Stock-Based Compensation 2020 and 2012 Equity Incentive Plans In 2020, the Board of Directors and stockholders approved the Porch Group, Inc. 2020 Stock Incentive Plan (the “2020 Plan”). As of December 31, 2023, the aggregate number of shares of common stock reserved for future issuance under the 2020 Plan is 8.0 million. The number of shares of common stock available under the 2020 Plan increases annually on the first day of each calendar year until (and including) the calendar year ending December 31, 2030, with such annual increase equal to the lesser of (i) 5% of the number of shares of common stock issued and outstanding on December 31st of the immediately preceding fiscal year and (ii) an amount determined by the Board of Directors. The 2020 Plan provides for the grant of non-qualified stock options, incentive stock options, stock appreciation rights, restricted stock awards (“RSAs”), restricted stock units (“RSUs”), performance awards (“PRSUs”) and other stock awards to our employees, officers, non-employee directors and independent service providers, collectively referred to as “Equity Awards.” Prior to the Merger, our 2012 Equity Incentive Plan (the “2012 Plan”) provided for the grant of equity awards to employees, directors and consultants. Each option from the 2012 Plan that was outstanding immediately prior to the Merger and held by current employees or service providers, whether vested or unvested, was converted into an option to purchase a number of shares of common stock and otherwise continued to be governed by the same terms and conditions (including vesting and exercisability terms) as were applicable to the corresponding former option immediately prior to the consummation of the Merger. Table of Contents PORCH GROUP, INC Notes to Consolidated Financial Statements (Continued) (all numbers in thousands unless otherwise stated, except per share data) 98

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(all numbers in thousands unless otherwise stated, except per share data)

The following table summarizes the classification of stock-based compensation expense in the Consolidated Statements of Operations and Comprehensive Loss:

	Year Ended December 31, 2023	2022	2021
Cost of revenue	$ —	$ —	$ 1
Selling and marketing	3,351	4,855	5,584
Product and technology	4,804	5,435	7,223
General and administrative	12,554	16,751	25,784
Total stock-based compensation expense	$ 20,709	$ 27,041	$ 38,592

Stock-based compensation consists of expense related to Equity Awards, earnout restricted stock, and a secondary market transaction as described below:

	Year Ended December 31, 2023	2022	2021
Secondary market transaction[(1)]	$ —	$ —	$ 1,933
Employee earnout restricted stock	—	—	22,961
Employee awards	20,709	27,041	13,698
Total operating expenses	$ 20,709	$ 27,041	$ 38,592

(1) In 2019 and 2020, certain executive officers entered into a series of secondary market transactions related to Porch.com redeemable convertible preferred stock.

Stock Options

Options granted under the 2020 Plan and 2012 Plan to employees typically vest 25% of the shares one year after the options' vesting commencement date and the remainder ratably on a monthly basis over the following three years. Other vesting terms are permitted and are determined by the Board of Directors or the Compensation Committee of the Board of Directors. Options have a term of no more than ten years from the date of grant, and vested options are generally cancelled three months after termination of employment.

We had no employee stock option grants in 2023. Detail related to stock option activity for the year ended December 31, 2023, is as follows:

	Number of Options Outstanding (in thousands)	Weighted-Average Exercise Price (per share)	Weighted-Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Balances as of December 31, 2022	3,863	$ 3.58		
Options exercised	(20)	1.28		$ 9
Options forfeited	(34)	7.98		
Options expired	(167)	5.32		
Balances as of December 31, 2023	3,642	$ 3.47	4.6	$ 1,827
Exercisable at December 31, 2023	3,544	$ 3.30	4.5	$ 1,827

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The fair value of each employee stock option granted during the years ended December 31, 2022 and 2021, were estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions: Year Ended December 31, 2022 2021 Risk-free interest rate 3.2% 0.9 – 1.3 % Expected term (years) 6 5 – 6 Dividend yield — — Volatility 60% 60 – 61 % Weighted-average grant-date fair value per share $1.85 $8.23 The risk-free interest rate used in the Black-Scholes option-pricing model is based on the implied yield currently available in the U.S. Treasury securities at maturity with an equivalent term. The expected term for options granted to employees is estimated using the simplified method. We have not declared or paid any dividends through December 31, 2023, and do not currently expect to do so in the future. We base our estimate of expected volatility on the historical volatility of comparable companies from a representative peer group selected based on industry, financial, and market capitalization data. We use the average expected volatility rates reported by the comparable group for an expected term that approximates our estimated expected term. The total amount of unrecognized stock-based compensation expense for options granted to employees and non-employees as of December 31, 2023, is approximately $0.5 million and is expected to be recognized over a weighted-average period of 0.9 years. RSUs During 2023, we granted RSUs under various equity award programs. RSUs granted to employees typically vest 25% of the shares one year after the vesting commencement date and the remainder ratably on a quarterly or semi-annual basis over the following three years. Certain RSUs vest quarterly over three years from the vesting commencement date. The fair value of RSUs is determined using the closing price of our common stock on the grant date. The following table summarizes the activity of RSUs for the year ended December 31, 2023: Number of RSUs (in thousands) Weighted Average Fair Value (per share) Balances as of December 31, 2022 5,309 $ 8.21 Granted 6,415 1.39 Vested (2,303) 8.14 Forfeited (1,111) 4.40 Balances as of December 31, 2023 8,310 $ 3.34 The total amount of unrecognized stock-based compensation expense for RSUs granted to employees and non-employees as of December 31, 2023 is approximately $21.6 million and is expected to be recognized over a weighted-average period of 2.3 years. RSAs During 2023, we granted 0.8 million RSAs under various equity award programs with a weighted average grant date fair value of $1.46. RSAs granted to employees vest immediately upon the employee accepting the award. The fair value of RSAs is determined using the closing price of our common stock on the grant date. Table of Contents PORCH GROUP, INC Notes to Consolidated Financial Statements (Continued) (all numbers in thousands unless otherwise stated, except per share data) 100

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Notes to Consolidated Financial Statements (Continued)
(all numbers in thousands unless otherwise stated, except per share data)

PRSUs

During 2023, we granted PRSUs. We have two types of PRSUs outstanding - awards for which the vesting is subject to both a time-based vesting schedule and either (a) achievement of a market condition only (the “Market Only Awards”) or (b) the achievement of both performance conditions and market conditions (the “Performance and Market Awards”).

The Market Only Awards will be earned if, within 36 months following the grant date, the closing price of a share of our common stock is greater than or equal to various target prices over any 20 trading days within any 30-consecutive trading day period (each a “Stock Price Hurdle”) as defined in the award terms. The requirement to achieve the Stock Price Hurdles meets the definition of a market condition. To the extent a Stock Price Hurdle is achieved, the Market Only Awards vest in accordance with the defined time-based graded vesting schedule, subject to the individual’s employment or service through the applicable vesting date.

The Performance and Market Awards are subject to three performance goals each year over a three-year performance period (each year, an “Achievement Period”):

- the price of a share of our common stock must achieve specified compound growth rates over any 20 trading days within any 30-consecutive trading day period during the applicable Achievement Period (the “Absolute Share Price Requirement”), and
- we must achieve a revenue target in comparison to the Board-approved budget during the applicable Achievement Period (the “Revenue Condition”). If the Revenue Condition was not achieved in the prior Achievement Period, the target revenue amount for the following Achievement Period is increased from the next year’s budget based on the prior year shortfall.
- we must achieve an EBITDA target in comparison to the Board-approved budget during the applicable Achievement Period (the “EBITDA Condition”).

For certain awards, the Achievement Periods in each of 2022, 2023, and 2024, the percentage of the target shares earned varies based on the achieved growth rate during the period, provided that the Revenue Condition is also met for the applicable Achievement Period. The maximum payout of the award is 200% of the target PRSUs for all Achievement Periods.

Therefore, the number of shares of our common stock earned by the grantee will depend on the level of achievement as compared to the target.

Any earned PRSUs will time vest as of the Compensation Committee’s determination of achievement following the Achievement Period in 2025, subject to the individual’s employment or service through the end of the Achievement Period in 2025.

For the Performance and Market Awards, each of the Achievement Periods effectively represents a separate award. The grant date of each annual award is not established until the associated Revenue and EBITDA Conditions have been established via the Board-approved budget for the applicable fiscal year. The requisite employment or service period for each tranche is from the applicable grant date through the end of each Achievement Period in 2024 and 2025. The Absolute Share Price Requirement represents a market condition, and the Revenue and EBITDA Conditions represent performance conditions.

The following table summarizes the activity of PRSUs for the year ended December 31, 2023:

	Number of PRSUs (in thousands)	Weighted Average Fair Value (per share)
Balances as of December 31, 2022	921	$ 4.94
Granted	2,833	0.93
Balances as of December 31, 2023	3,754	$ 1.91

The grant-date fair value of PRSUs is determined using a Monte Carlo simulation model that utilizes significant assumptions, including volatility, that determine the probability of satisfying the market condition stipulated in the award to

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calculate the fair value of the award. The total amount of unrecognized stock-based compensation expense for the remaining PRSUs as of December 31, 2023, is approximately $2.1 million and is expected to be recognized over a weighted-average period of 1.9 years. Employee Earnout Restricted Stock Upon the Merger in 2020, 976 thousand restricted common shares, subject to vesting and forfeiture conditions, were issued to employees and service providers pursuant to their holdings of pre-Merger options, RSUs or restricted shares (the “employee earnout shares”). During 2021, 642 thousand employee earnout shares became fully vested, as the first and second market conditions for vesting were fully satisfied as a result of our stock price and trading activity. The earnout period ended on December 24, 2023. The remaining unvested shares were forfeited and subsequently canceled. Prior to the closing of the Merger in 2020, our CEO was granted a restricted stock award under the 2012 Plan which was converted into an award of 1.0 million restricted shares of common stock upon the closing of the Merger. During 2021, 667 thousand CEO restricted earnout shares became fully vested, as the first and second market conditions for vesting were fully satisfied as a result of our stock price and trading activity. The earnout period ended on December 24, 2023. The remaining unvested shares were forfeited and subsequently canceled. Note 10. Income Taxes The components of the income tax provision are as follows: Year Ended December 31, 2023 2022 2021 Current: Federal $ — $ (483) $ 1,065 State (399) (644) (205) Total current (399) (1,127) 860 Deferred Federal (66) 285 8,561 State (157) — 852 Total deferred (223) 285 9,413 Income tax (expense) benefit $ (622) $ (842) $ 10,273 Table of Contents PORCH GROUP, INC Notes to Consolidated Financial Statements (Continued) (all numbers in thousands unless otherwise stated, except per share data) 102

The tax effects of cumulative temporary differences that give rise to significant deferred tax assets and deferred tax liabilities are presented below. The valuation allowance relates to deferred tax assets for which it is more likely than not that the tax benefit will not be realized. December 31, 2023 2022 Deferred tax assets Accrued expenses and other $ 3,721 $ 1,230 Unrealized gain/loss on investments 811 1,296 Stock-based compensation 2,638 1,626 Deferred revenue 27,599 49,053 Goodwill 9,217 6,378 Operating lease liabilities 793 1,071 Loss and loss adjustment reserves 2,479 16,392 Net operating losses 102,044 100,920 Disallowed interest 9,650 5,676 Research and development capitalized costs 169 521 Valuation allowance (140,535) (117,568) Total deferred tax assets 18,586 66,595 Deferred tax liabilities Property and equipment (98) (87) Intangibles (1,167) (3,614) Operating lease right-of-use assets (774) (1,026) Deferred policy acquisition costs (5,715) (1,907) Reinsurance balance due (11,491) (59,794) Internally developed software — (590) Total deferred tax liabilities (19,245) (67,018) Net deferred tax liabilities $ (659) $ (423) Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial accounting purposes and the amounts used for income tax purposes and the tax effect of the tax loss carryforwards. We have recorded a valuation allowance due to the uncertainty surrounding the ultimate realizability or recoverability of such assets. Management evaluates, on an annual basis, both the positive and negative evidence when determining whether it is more likely than not that deferred tax assets are recoverable and the amount of the valuation allowance. In our evaluation, we considered our cumulative losses as significant negative evidence. Based upon a review of the four sources of income identified within ASC 740, Accounting for Income Taxes, we determined that the negative evidence outweighed the positive evidence. At such time as it is determined that it is more likely than not the deferred tax assets are realizable, the valuation allowance will be reduced. The valuation allowance increased by $22.9 million for the year ended December 31, 2023, from $117.6 million at December 31, 2022, to $140.5 million at December 31, 2023. As of December 31, 2023, we had net operating loss carryforwards for federal tax purposes of approximately $425.1 million and $260.4 million for state income tax purposes, which may be used to offset future taxable income. The net operating loss carryforwards for federal tax purposes generated prior to January 1, 2018, will begin to expire in 2031, and the net operating loss carryforwards for state tax purposes began to expire in 2023. The net operating loss with an unlimited carryforward period is $321.9 million for federal tax purposes and $61.3 million for state tax purposes. Utilization of net operating loss and tax credit carryforwards are subject to certain limitations under Sections 382–384 of the Internal Revenue Code of 1986, as amended, in the event of a change in our ownership, as defined in current income tax regulations. We have determined that we have experienced a limited number of ownership changes in our history but do Table of Contents PORCH GROUP, INC Notes to Consolidated Financial Statements (Continued) (all numbers in thousands unless otherwise stated, except per share data) 103

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not expect the resulting limitations to impose any significant constraints on the benefit of its tax attributes. Additional ownership changes may occur in the future.

A reconciliation of the income tax provision to the amounts computed by applying the statutory federal income tax rate to earnings before income taxes is shown as follows:

	Year Ended December 31,		
	2023	2022	2021
Tax computed at federal statutory rate	$ 27,995	$ 32,701	$ 24,492
State tax, net of federal tax benefit	1,934	4,879	5,531
Loss on impairment	(4,775)	(3,836)	—
Equity compensation	(3,311)	(3,939)	12,821
Officer compensation	(15)	(860)	(5,306)
Debt transactions	(1,591)	4,808	(1,791)
Enacted tax rate changes	(2,061)	90	123
Return to provision	4,816	(6,533)	(648)
Valuation allowance	(23,453)	(27,724)	(25,296)
Other	(161)	(428)	347
Income tax benefit (expense)	$ (622)	$ (842)	$ 10,273

The U.S. federal statutory tax rate is 21%, while our effective tax rate for 2023, 2022, and 2021 was (0.5)%, (0.5)%, and 8.8%, respectively. The difference for all years is due primarily to the tax benefit of pre-tax book losses being offset by the valuation allowance.

We file federal and state income tax returns. We are not currently under examination but are open to audit by the I.R.S. and state tax authorities for tax years beginning in 2012. The resolutions of any examinations are not expected to be material to these financial statements. As of December 31, 2023, there are no penalties or accrued interest recorded in the financial statements.

We had no uncertain tax position reserves as of December 31, 2023 and 2022.

On August 16, 2022, the U.S. enacted the Inflation Reduction Act of 2022. Based upon our analysis of the Inflation Reduction Act of 2022 and subsequently released guidance, we do not believe that its provisions will have a material impact on our financial statements.

For tax years beginning on or after January 1, 2022, the Tax Cuts and Jobs Act of 2017 ("TCJA") eliminates the option to currently deduct research and development expenses and requires taxpayers to capitalize and amortize them over five years for research activities performed in the United States and 15 years for research activities performed outside the United States pursuant to IRC Section 174. Although Congress is considering legislation that would repeal or defer this capitalization and amortization requirement, it is not certain that this provision will be repealed or otherwise modified.

Note 11. 401(k) Savings Plan

We have multiple defined contribution savings plans under Section 401(k) of the Internal Revenue Code. These plans cover substantially all domestic employees who meet minimum age and service requirements and allows participants to defer a portion of their annual compensation on a pre-tax basis. Employer contributions to the plans may be made at the discretion of the Board. For the years ended December 31, 2023, 2022 and 2021 we made $0.3 million, $0.8 million, and $0.6 million of contributions, respectively.

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Notes to Consolidated Financial Statements (Continued)

(all numbers in thousands unless otherwise stated, except per share data)

Note 12. Business Combinations

During 2023, 2022, and 2021, we completed several business combination transactions. The purpose of each of the acquisitions was to expand the scope and nature of our product and service offerings, obtain new customer acquisition channels, add additional team members with important skillsets, and realize synergies. The aggregate transaction costs associated with these transactions were $0.1 million, $2.1 million and $5.4 million during the years ended December 31, 2023, 2022, and 2021, respectively, and are included in general and administrative expenses on the Consolidated Statements of Operations and Comprehensive Loss. The results of operations for each acquisition are included in our consolidated financial statements from the date of acquisition onwards. The fair values assigned to tangible and intangible assets acquired and liabilities assumed are based on management's estimates and assumptions.

2023 Acquisitions

The acquisitions of the Florida and California operations of Residential Warranty Services ("RWS") were closed on March 17, 2023. All other RWS operations were acquired in 2022 as discussed below. We paid approximately $2.1 million in cash to acquire $0.2 million of cash and current assets and $0.2 million of customer relationships with an estimated useful life of three years. The estimated value of the customer relationships intangible asset was calculated using the income approach and may be subject to change as additional information is received.

The aggregate transaction costs of $0.1 million are primarily comprised of legal and due diligence fees and are included in general and administrative expenses on the Consolidated Statements of Operations and Comprehensive Loss. The results of operations for each acquisition are included in the Insurance segment in our consolidated financial statements from the date of acquisition onwards.

2022 Acquisitions

The following table summarizes the total consideration and the estimated fair value of the assets acquired and liabilities assumed for business combinations during 2022:

	Weighted Average Useful Life (in years)	RWS	Other	Total
Purchase consideration:				
Cash		$ 25,572	$ 13,763	$ 39,335
Issuance of common stock		3,552	—	3,552
Holdback liabilities and amounts in escrow		1,000	1,500	2,500
Contingent consideration - liability-classified		8,700	—	8,700
Total purchase consideration:		$ 38,824	$ 15,263	$ 54,087
Assets:				
Cash, cash equivalents and restricted cash		$ 2,030	$ 256	$ 2,286
Current assets		525	7	532
Property and equipment		497	—	497
Operating lease right-of-use assets		871	—	871
Intangible assets:				
Customer relationships	8	13,860	2,750	16,610
Acquired technology	5	500	1,480	1,980
Trademarks and tradenames	9	400	200	600
Non-competition agreements	7	180	20	200
Goodwill		27,366	10,698	38,064
Total assets acquired		46,229	15,411	61,640
Current liabilities		(6,869)	(148)	(7,017)
Operating lease liabilities, non-current		(536)	—	(536)
Net assets acquired		$ 38,824	$ 15,263	$ 54,087

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RWS On April 1, 2022, we entered into a stock and membership interest purchase agreement with RWS to acquire its home warranty and inspection software and services businesses. On this date, we completed the acquisition of substantially all of RWS’ operations except for those in Florida and California, which were acquired in 2023. The aggregate consideration, subject to certain closing adjustments, for the 2022 RWS acquisitions was $38.8 million, including $25.6 million in cash, $1.0 million held in escrow for two years to satisfy potential indemnifications, $3.6 million of our common stock, and $8.7 million in contingent consideration based on specific metrics. The purpose of the acquisition is to expand the scope and nature of our service offerings, add addition team members with important skillsets, and realize synergies. Goodwill is expected to be deductible for tax purposes. The following table summarizes the fair value of the intangible assets of RWS as of the date of the acquisition: Fair Value Estimated Useful Life (in years) Intangible assets: Customer relationships $ 13,860 8 Acquired technology 500 3 Trademarks and tradenames 400 9 Non-competition agreements 180 7 $ 14,940 The weighted-average amortization period for the acquired intangible assets is 7.7 years. The estimated fair value of the customer related intangible assets was calculated through the income approach using the multi-period excess earnings methodology. The estimated fair value of the trademarks and tradenames were calculated through the income approach using the relief from royalty methodology. The estimated fair value of the acquired internally developed and used technology was derived using the cost approach considering the estimated costs to replicate existing software. The estimated fair value of the non-competition agreement was calculated through the income approach using the with and without method over the contractual term of the agreement. Other Acquisitions During 2022, we completed one or more acquisitions which were not material to the consolidated financial statements. The purpose of any such acquisition, may include without limitation, to expand the scope and nature of our services offerings, add additional team members with important skillsets, and/or realize synergies. Goodwill of $10.7 million is deductible for tax purposes. Pro forma results of operations have not been presented because the effects of 2022 acquisitions, individually and in the aggregate, were not material to our consolidated results of operations. Table of Contents PORCH GROUP, INC Notes to Consolidated Financial Statements (Continued) (all numbers in thousands unless otherwise stated, except per share data) 106

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(all numbers in thousands unless otherwise stated, except per share data)

2021 Acquisitions

The following table summarizes the total consideration and the estimated fair value of the assets acquired and liabilities assumed for business combinations during 2021:

	Weighted Average Useful Life (in years)	V12 Data	HOA	Rynoh	AHP	Floify	Other Acquisitions	Total
Purchase consideration:								
Cash		$ 20,196	$ 84,370	$ 32,302	$ 43,750	$ 75,959	$ 27,121	$ 283,698
Issuance of common stock		—	22,773	—	—	9,908	3,026	35,707
Holdback liabilities and amounts in escrow		150	1,000	3,500	2,500	900	1,775	9,825
Contingent consideration - equity-classified		—	6,685	—	—	—	—	6,685
Contingent consideration - liability-classified		1,410	—	—	—	8,632	327	10,369
Total purchase consideration:		$ 21,756	$ 114,828	$ 35,802	$ 46,250	$ 95,399	$ 32,249	$ 346,284
Assets:								
Cash, cash equivalents and restricted cash		$ 1,035	$ 17,766	$ 408	$ 5,078	$ 1,508	$ 1,473	$ 27,268
Current assets		4,939	235,669	932	8,221	221	1,795	251,777
Property and equipment		996	615	334	17	87	80	2,129
Operating lease right-of-use assets		1,383	1,258	159	913	731	445	4,889
Intangible assets:								
Customer relationships	9	1,650	16,700	12,700	—	7,000	10,320	48,370
Acquired technology	4	3,525	—	2,800	—	28,300	1,340	35,965
Trademarks and tradenames	12	1,225	12,200	900	700	6,025	650	21,700
Non-competition agreements	2	40	—	90	—	40	55	225
Value of business acquired	7	—	400	—	—	—	—	400
Renewal rights	8	—	7,692	—	2,042	—	—	9,734
Trademarks and tradenames	Indefinite	—	—	—	—	—	4,750	4,750
Insurance licenses	Indefinite	—	4,960	—	—	—	—	4,960
Goodwill		16,708	45,370	22,051	45,681	53,056	14,499	197,365
Other non-current assets		—	55,165	—	25	—	3	55,193
Total assets acquired		31,501	397,795	40,374	62,677	96,968	35,410	664,725
Current liabilities		(6,871)	(269,460)	(517)	(15,487)	(1,014)	(2,485)	(295,834)
Operating lease liabilities, non-current		(848)	(898)	(72)	(685)	(555)	(204)	(3,262)
Long term liabilities		(2,026)	(7,434)	—	(79)	—	(46)	(9,585)
Deferred tax liabilities, net		—	(5,175)	(3,983)	(176)	—	(426)	(9,760)
Net assets acquired		$ 21,756	$ 114,828	$ 35,802	$ 46,250	$ 95,399	$ 32,249	$ 346,284

V12 Data

On January 12, 2021, we acquired V12 Data, an omnichannel marketing platform. The purpose of the acquisition is to expand the scope and nature of our service offerings, add additional team members with important skillsets, and realize synergies. We acquired V12 Data for $20.3 million cash with an additional $1.4 million as contingent consideration. The contingent consideration is based on the achievement of certain Revenue and EBITDA milestones over the two succeeding years and is paid in cash or common stock at our discretion. The consideration was paid to the sellers in exchange for net assets of $21.8 million. Goodwill is deductible for tax purposes. Acquisition-related costs of $0.8 million are included in general and administrative expenses on the Consolidated Statements of Operations and Comprehensive Loss for the year ended December 31, 2021.

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The following table summarizes the fair value of the intangible assets of V12 Data as of the date of the acquisition: Fair Value Estimated Useful Life (in years) Intangible assets: Customer relationships $ 1,650 10 Acquired technology 3,525 4 Trademarks and tradenames 1,225 15 Non-competition agreements 40 2 $ 6,440 The weighted-average amortization period for the acquired intangible assets is 7.6 years. The estimated fair value of the customer relationships intangible asset was calculated through the income approach using the multi-period excess earnings methodology. The estimated fair value of the trademarks and tradenames as well as acquired technology intangible assets were calculated through the income approach using the relief from royalty methodology. The estimated fair value of the non-competition agreement is derived using the with and without method over the contractual term of the agreement. HOA On April 5, 2021, we acquired HOA. The purpose of the acquisition is to expand the scope and nature of our product offerings, add additional team members with important skillsets, and operate as a full-service insurance carrier in 15 states at the time of the acquisition. Total consideration related to this transaction included $114.8 million, consisting of $84.1 million in cash, $22.8 million in Porch common stock, and acquisition hold backs and contingent consideration of $7.7 million. An additional $0.3 million related to the final working capital adjustment was paid to the sellers in the third quarter of 2021. Goodwill is not deductible for tax purposes. Acquisition-related costs of $1.9 million were primarily for legal and due-diligence related fees and are included in general and administrative expenses on the Consolidated Statements of Operations and Comprehensive Loss for the year ended December 31, 2021. The following table summarizes the fair value of the intangible assets of HOA as of the date of the acquisition: Fair Value Estimated Useful Life (in years) Intangible assets: Customer relationships $ 16,700 10 Trademarks and tradenames 12,200 10 Business acquired 400 1 Renewal rights 7,692 8 Insurance licenses 4,960 Indefinite $ 41,952 The weighted-average amortization period for the acquired intangible assets is 9.5 years. The fair value of customer relationships was estimated through the income approach using the multi-period excess earnings methodology. The fair value of trade name and trademarks was estimated through the income approach using the relief from royalty methodology. The business acquired was valued using the income approach based on estimates of expected future losses and expenses associated with the policies that were in-force as of the closing date of the transaction compared to the future premium remaining to be earned. Renewal rights asset was estimated through the income approach based on premium forecast and cash flows from the renewal policies modeled over the life of the renewals. The insurance licenses were valued using the market approach. Table of Contents PORCH GROUP, INC Notes to Consolidated Financial Statements (Continued) (all numbers in thousands unless otherwise stated, except per share data) 108

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Rynoh

On May 20, 2021, we acquired Segin Systems, Inc. ("Rynoh"), a software and data analytics company that supports financial management and fraud prevention primarily for the title and real estate industries. The purpose of the acquisition is to expand the scope and nature of our product offerings, add additional team members with important skillsets, and realize synergies. Total consideration related to this transaction includes $35.8 million, consisting of $32.3 million in cash paid at closing, and acquisition hold backs of $3.5 million. Goodwill is not expected to be deductible for tax purposes. Acquisition-related costs of $0.2 million were primarily for legal and due-diligence related fees and are included in general and administrative expenses on the Consolidated Statements of Operations and Comprehensive Loss for the year ended December 31, 2021.

The following table summarizes the fair value of the intangible assets of Rynoh as of the date of the acquisition:

	Fair Value	Estimated Useful Life (in years)
Intangible assets:		
Customer relationships	$ 12,700	10
Acquired technology	2,800	7
Trademarks and tradenames	900	20
Non-competition agreements	90	1
	$ 16,490	

The weighted-average amortization period for the acquired intangible assets is 10 years.

The fair value of customer relationships was estimated through the income approach using the multi-period excess earnings methodology. The fair value of trade name and trademarks, as well as acquired technology was estimated through the income approach using the relief from royalty methodology. The fair value of the non-competition agreement is derived using the with and without method over the contractual term of the agreement.

American Home Protect

On September 9, 2021, we acquired American Home Protect ("AHP"), a company providing home warranty policies. The purpose of the acquisition is to expand the scope and nature of our product offerings, add additional team members with important skillsets, and realize synergies. Total consideration related to this transaction includes $46.3 million, consisting of $43.8 million in cash paid at closing, and acquisition hold backs of $2.5 million. Acquisition-related costs of $0.5 million are included in general and administrative expenses on the Consolidated Statements of Operations and Comprehensive Loss for the year ended December 31, 2021.

Since the acquisition date of AHP, we finalized the preliminary estimated fair value of AHP assets acquired and liabilities assumed. As a result, in the year ended December 31, 2022, we recorded a net increase to goodwill of approximately $23.8 million attributed to increases in current liabilities and net decreases in current assets.

The following table summarizes the fair value of the intangible assets of AHP as of the date of the acquisition:

	Fair Value	Estimated Useful Life (in years)
Intangible assets:		
Renewal rights	$ 2,042	6
Trademarks and tradenames	700	10
	$ 2,742	

The weighted-average amortization period for the acquired intangible assets is 7.0 years.

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Renewal rights asset was estimated through the income approach based on forecast and cash flows from the renewal policies modeled over the life of the renewals. The fair value of trade name and trademarks was estimated through the income approach using the relief from royalty methodology. Floify On October 27, 2021, we acquired Floify, a company providing digital mortgage automation and point-of-sale software for mortgage companies and loan officers. The purpose of the acquisition is to expand the scope and nature of our product offerings, add additional team members with important skillsets, and realize synergies. Total consideration related to this transaction includes $95.4 million, consisting of $76.0 million in cash, $9.9 million of our common stock, $0.9 million in acquisition hold backs and a guarantee that our common stock will double in value by the end of 2024 with respect to any such common shares retained by the sellers throughout the period. The guarantee requires us to provide additional shares of common stock or cash to sellers if the stock does not double in value. The value of the guarantee at acquisition date was estimated to be $8.6 million. Acquisition-related costs of $0.4 million are included in general and administrative expenses on the Consolidated Statements of Operations and Comprehensive Loss for the year ended December 31, 2021. The following table summarizes the fair value of the intangible assets of Floify as of the date of the acquisition: Fair Value Estimated Useful Life (in years) Intangible assets: Customer relationships $ 7,000 4 Acquired technology 28,300 4 Trademarks and tradenames 6,025 15 Non-competition agreements 40 3 $ 41,365 The weighted-average amortization period for the acquired intangible assets is 5.6 years. The fair value of customer relationships and non-competition agreements, was estimated through the with-and-without method based on a comparison of the prospective revenues or expenses for the business with and without these intangible assets in place. The fair value of trade name and trademarks, was estimated through the income approach using the relief from royalty methodology. The fair value of the acquired technology was estimated through the multi-period excess earnings method. Revenue and Net Loss Information Related to 2021 Acquisitions Revenue from these five acquisitions included in the Consolidated Statements of Operations and Comprehensive Loss through December 31, 2021 is $79.6 million. Net loss included in the Consolidated Statements of Operations and Comprehensive Loss from these acquisitions through December 31, 2021 is $1.8 million. Other Acquisitions During 2021, we completed other acquisitions which were not individually or in aggregated material to the consolidated financial statements. The purpose of the acquisitions was to expand the scope and nature of our service offerings, add additional team members with important skillsets, and realize synergies. The transaction costs associated with these acquisitions were $1.6 million and are included in general and administrative expenses on the Consolidated Statements of Operations and Comprehensive Loss for the year ended December 31, 2021. Goodwill of $3.5 million is not deductible for tax purposes, while goodwill of $11.0 million is deductible for tax purposes. Note 13. Leases We lease office facilities from unrelated parties under operating lease agreements that have initial terms ranging from 1 to 5 years. Some leases include one or more options to renew, generally at our sole discretion, with renewal terms that can extend the lease term up to 10 additional years. In addition, certain leases contain termination options, where the rights to Table of Contents PORCH GROUP, INC Notes to Consolidated Financial Statements (Continued) (all numbers in thousands unless otherwise stated, except per share data) 110 terminate are held by either us, the lessor, or both parties. These options to extend or terminate a lease are included in the lease terms when it is reasonably certain that we will exercise that option. Our leases generally do not contain any material restrictive covenants. Operating lease cost is recognized on a straight-line basis over the lease term. The components of lease expense are as follows: Year Ended December 31, 2023 2022 2021 Operating lease cost $ 2,123 $ 2,621 $ 2,155 Variable lease cost 129 254 339 $ 2,252 $ 2,875 $ 2,494 Supplemental cash flow information related to leases is as follows: Year Ended December 31, 2023 2022 2021 Cash paid for amounts included in measurement of lease liabilities: Operating cash outflows for operating leases $ 1,854 $ 2,082 $ 2,141 Right-of-use assets obtained in exchange for new lease obligations: Operating leases $ 807 $ 6,835 $ 6,365 The following table presents lease-related assets and liabilities recorded on the balance sheet. December 31, Financial Statement Line Item 2023 2022 Operating lease right-of-use assets Other assets $ 3,209 $ 4,201 Operating lease liabilities, current Accrued expenses and other current liabilities $ 1,669 $ 1,810 Operating lease liabilities, non-current Other liabilities 1,630 2,536 Total operating lease liabilities $ 3,299 $ 4,346 Other information related to operating leases is as follows: Year Ended December 31, 2023 2022 2021 Weighted average remaining lease term 2.6 years 2.9 years 2.1 years Weighted average discount rate 8.6% 8.8% 9.4% Table of Contents PORCH GROUP, INC Notes to Consolidated Financial Statements (Continued) (all numbers in thousands unless otherwise stated, except per share data) 111

Future undiscounted cash flows for each of the next five years and thereafter and reconciliation to the lease liabilities recognized on the Consolidated Balance Sheets as of December 31, 2023 is as follows: Lease Payments 2024 $ 1,871 2025 1,008 2026 528 2027 174 2028 62 Thereafter — Total lease payments 3,643 Less imputed interest (344) Total present value of lease liabilities $ 3,299 Note 14. Reinsurance Certain premiums and benefits are ceded to other insurance companies under various reinsurance agreements. The reinsurance agreements provide HOA with increased capacity to write larger risks and maintain its exposure to loss within its capital resources. Ceded reinsurance contracts do not relieve HOA from its obligations to policyholders. HOA remains liable to its policyholders for the portion reinsured to the extent that any reinsurer does not meet the obligations assumed under the reinsurance agreements. 2023 Program Our third-party quota share reinsurance program is split into three separate placements to maximize coverage and cost efficiency. The 2023 Coastal Program covers our business in certain Texas coastal regions and the Houston metropolitan area and is placed at 42% of subject property and casualty losses (“P&C losses”), as well as all business in South Carolina which is placed at 7% of P&C losses. The 2023 Core Program, which covers the portion of our business not in the Coastal Program, is placed at 9.5% of P&C losses of our remaining business in Texas and 8% of P&C losses of our business in other states. In addition, the Combined Program covers all of our business and is placed at 5% of P&C losses. All programs are effective for the period January 1, 2023, through December 31, 2023, or March 31, 2024, and are subject to certain limits and exclusions, which vary by participating reinsurer. Property catastrophe excess of loss treaties were placed on April 1, 2023, and were updated in August 2023 after the events described in the “Terminated Reinsurance Contract” section below. Coverage for wind storms starts at $20 million per occurrence. Losses are shared between $20 million and $80 million. Over $80 million, losses are covered up to a net loss of $440 million. We also place reinstatement premium protection to cover any reinstatement premiums due on the first four layers. 2022 Program Our third-party quota share reinsurance program was split into two separate placements to maximize coverage and cost efficiency. The 2022 Coastal program, which covers our business in certain Texas coastal regions and the Houston metropolitan area as well as all business in South Carolina, is placed at 61.75% of subject property and casualty losses. The 2022 Core program covers the remainder of our business and is placed at 90% of subject property and casualty losses. Both programs are effective for the period January 1, 2022, through December 31, 2022, and are subject to certain limits, which vary by participating reinsurer, for single loss occurrences and/or aggregate losses. Property catastrophe excess of loss treaties which were in effect through March 31, 2022, developed over four layers and limited our net retention to $2 million per loss occurrence. Effective April 1, 2022, we purchased property catastrophe excess of loss reinsurance from third party reinsurers which develops over 5 layers to provide coverage up to a net loss of Table of Contents PORCH GROUP, INC Notes to Consolidated Financial Statements (Continued) (all numbers in thousands unless otherwise stated, except per share data) 112

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$336 million, in excess of $4 million per occurrence. We also places reinstatement premium protection to cover any reinstatement premiums due on the first three layers.

We purchase property per risk reinsurance covering non-weather losses in excess of $500 thousand per occurrence for all property coverage lines, to limit our net retention to $50 thousand per covered event for Core and $191 thousand per covered event for Coastal. These contracts are subject to certain limits for single loss occurrences and/or aggregate losses and provide a certain number of free reinstatements during the treaty period, all of which varies by contract.

2021 Program

Our 2021 third-party quota share reinsurance program was split into two separate placements to maximize coverage and cost efficiency. The 2021 Coastal program, which covered our business in certain Texas coastal regions and the Houston metropolitan area as well as all business in South Carolina, was placed at 90% of subject property and casualty losses. The 2021 Core program covered the remainder of our business and was placed at 90% of subject property and casualty losses. Both programs were effective for the period since the acquisition date of April 5, 2021, and through December 31, 2021, and were subject to certain limits, which varied by participating reinsurer, for single loss occurrences and/or aggregate losses.

The effects of reinsurance on premiums written and earned for the periods since the acquisition date of April 5, 2021, were as follows:

	Year Ended December 31,					
	2023		2022		2021	
	Written	Earned	Written	Earned	Written	Earned
Direct premiums	$ 445,587	$ 462,434	$ 462,179	$ 395,968	$ 266,609	$ 213,423
Ceded premiums	(76,643)	(235,171)	(399,400)	(349,952)	(237,102)	(199,366)
Net premiums	$ 368,944	$ 227,263	$ 62,779	$ 46,016	$ 29,507	$ 14,057

The effects of reinsurance on incurred losses and LAE for the periods since the acquisition date of April 5, 2021, were as follows:

	Year Ended December 31,		
	2023	2022	2021
Direct losses and LAE	$ 300,960	$ 280,505	$ 181,256
Ceded losses and LAE	(117,455)	(224,202)	(162,752)
Net losses and LAE	$ 183,505	$ 56,303	$ 18,504

The detail of reinsurance balances due is as follows:

	December 31,	
	2023	2022
Ceded unearned premium	$ 50,697	$ 203,157
Losses and LAE reserve	19,911	76,999
Reinsurance recoverable	12,629	18,765
Other	345	139
Reinsurance balance due	$ 83,582	$ 299,060

Terminated Reinsurance Contract

During 2023, HOA discovered that Vesttoo Ltd ("Vesttoo"), which arranged capital for one of our reinsurance contracts, faced allegations of fraudulent activity in connection with collateral it provided to HOA and certain other third parties, which allegations have since been confirmed. We have communicated and met with regulators and other key stakeholders regarding the evolving situation. This reinsurance agreement provided partial quota share coverage as well as up to approximately $175 million in a catastrophic event.

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As a result of its findings, and in accordance with the terms of the reinsurance agreement, HOA terminated the associated contract on August 4, 2023, with an effective date of July 1, 2023. Had the contract not been terminated, the contract would have expired on December 31, 2023, and HOA would have been contracted to pay approximately $20 million in additional premium payments during July through December 2023. Following the effective date of the termination, HOA seized available liquid collateral in the amount of approximately $47.6 million from a reinsurance trust, of which HOA was the beneficiary, and recognized a charge of $36.0 million in provision for doubtful accounts in the Consolidated Statements of Operations and Comprehensive Loss. In addition, HOA is evaluating and intends to pursue all available legal claims and remedies to enforce its rights under the letter of credit required by the reinsurance agreement in the amount of $300 million as additional collateral. We are also seeking recovery of all losses and damages incurred as a result of terminating the reinsurance agreement due to allegations of fraudulent activity by third parties. HOA has secured supplemental reinsurance coverage in the amount of approximately $146.3 million, replacing nearly all of the reinsurance coverage for certain catastrophic weather events that was in place under the terminated reinsurance contract. Note 15. Unpaid Losses and Loss Adjustment Reserve The following tables summarizes the changes in the reserve balances for unpaid losses and LAE, gross of reinsurance, for the year ended December 31, 2023: Reserve for unpaid losses and LAE at December 31, 2022 $ 100,632 Reinsurance recoverables on losses and LAE at December 31, 2022 (76,999) Reserve for unpaid losses and LAE reserve, net of reinsurance recoverables at December 31, 2022 23,633 Add provisions (reductions) for losses and LAE occurring in: Current year (1) 197,792 Prior years (158) Net incurred losses and LAE during the current year 197,634 Deduct payments for losses and LAE occurring in: Current year (125,370) Prior years (20,202) Net claim and LAE payments during the current year (145,572) Reserve for losses and LAE, net of reinsurance recoverables at December 31, 2023 75,695 Reinsurance recoverables on losses and LAE at December 31, 2023 19,808 Reserve for unpaid losses and LAE at December 31, 2023 $ 95,503 ______________________________________ (1) Also includes certain charges related to Vesttoo (see Note 14, Reinsurance, for more information). Table of Contents PORCH GROUP, INC Notes to Consolidated Financial Statements (Continued) (all numbers in thousands unless otherwise stated, except per share data) 114

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The following tables summarizes the changes in reserve balances for unpaid losses and LAE, gross of reinsurance for the year ended December 31, 2022:

Reserve for unpaid losses and LAE at December 31, 2021	$	61,949
Reinsurance recoverables on losses and LAE at December 31, 2021		(56,752)
Reserve for unpaid losses and LAE reserve, net of reinsurance recoverables at December 31, 2021		5,197
Add provisions (reductions) for losses and LAE occurring in:		
Current year [1]		55,148
Prior years		1,155
Net incurred losses and LAE during the current year		56,303
Deduct payments for losses and LAE occurring in:		
Current year		(32,111)
Prior years		(5,756)
Net claim and LAE payments during the current year		(37,867)
Reserve for losses and LAE, net of reinsurance recoverables at December 31, 2022		23,633
Reinsurance recoverables on losses and LAE at December 31, 2022		76,999
Reserve for unpaid losses and LAE at December 31, 2022	$	100,632

As a result of additional information on claims occurring in prior years becoming available to management, changes in estimates of provisions of losses and loss adjustment expenses were made resulting in a decrease of $(0.2) million and an increase of $1.2 million for the years ended December 31, 2023 and December 31, 2022, respectively.

The claim counts in the following tables are cumulative reported claim counts as of December 31, 2023, and are equal to the sum of cumulative open and cumulative closed claims, including claims closed without payment. The following supplementary information presents incurred and paid losses by accident year, net of reinsurance ($ in thousands, except for number of claims):

	Incurred losses and allocated loss adjustment expenses, net of reinsurance, for the years ended December 31,					**December 31, 2023**	
	2019 (unaudited)	**2020 (unaudited)**	**2021 (unaudited)**	**2022 (unaudited)**	**2023**	**IBNR Reserves**	**Cumulative Number of Reported Claims**
Accident Year							
2019	$ 9,666	$ 9,678	$ 9,773	$ 9,786	$ 9,812	$ 42	10,838
2020		12,664	14,281	14,587	14,717	57	13,230
2021			19,795	20,614	23,149	585	35,082
2022				55,110	52,065	2,147	25,274
2023					183,669	36,599	20,188
Total					$ 283,412	$ 39,430	104,612

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	Cumulative paid losses and allocated adjustment expenses, net of reinsurance, for the year ended December 31,				
	2019 (unaudited)	2020 (unaudited)	2021 (unaudited)	2022 (unaudited)	2023
Accident Year					
2019	$ 7,405	$ 9,324	$ 9,578	$ 9,694	$ 9,715
2020		9,750	13,865	14,142	14,500
2021			15,335	20,569	21,652
2022				32,073	50,705
2023					125,370
Total					$ 221,942
Liability for losses and loss adjustment expenses, net of reinsurance					$ 61,471

Payments for losses, net of reinsurance, related to accident year 2018 and prior was $108 thousand for the year ended December 31, 2023.

Average annual percentage payout of accident year incurred claims by age, net of reinsurance (unaudited supplementary information) as of December 31, 2023:

1	2	3	4	5
85.6%	13.5%	7.0%	0.2%	—%

Note 16. Commitments and Contingencies

Purchase Commitments

As of December 31, 2023, we had non-cancelable purchase commitments over the next five years, primarily for data purchases, as follows:

2024	$ 4,435
2025	3,030
2026	1,021
2027	1,121
2028	—
	$ 9,607

Litigation

From time to time we are or may become subject to various legal proceedings arising in the ordinary course of business, including proceedings initiated by users, other entities, or regulatory bodies. Estimated liabilities are recorded when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. In many instances, we are unable to determine whether a loss is probable or to reasonably estimate the amount of such a loss and, therefore, the potential future losses arising from a matter may differ from the amount of estimated liabilities we have recorded in the financial statements covering these matters. We review our estimates periodically and make adjustments to reflect negotiations, estimated settlements, rulings, advice of legal counsel, and other information and events pertaining to a particular matter.

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Cases under Telephone Consumer Protection Act Porch and/or an acquired entity, GoSmith.com, are party to a legal proceeding alleging violations of the automated calling and/or internal and National Do Not Call restrictions of the Telephone Consumer Protection Act of 1991 and a related Washington state law claim. The proceedings were commenced as thirteen separate mass tort actions brought by a single plaintiffs’ law firm in December 2019 and April/May 2020 in federal district courts throughout the United States. One of the actions was dismissed with prejudice and appealed to the Ninth Circuit Court of Appeals. While the appeal was pending, the remaining cases were consolidated in the United States District Court for the Western District of Washington, where Porch resides. On October 12, 2022, in a split decision, the Ninth Circuit Court of Appeals reversed. Following remand, that case was also consolidated with the Western District of Washington action. Plaintiffs then filed a motion for leave to file a second amended complaint, which was granted in part and denied in part. The Second Amended Complaint was filed in July 2023. In September 2023, Defendants filed a Motion to Strike the Second Amended Complaint; this motion was denied. Defendants’ Motion to Dismiss was filed on February 15, 2024. The parties’ filed a required Joint Status Report and Discovery Plan on February 16, 2024. Plaintiffs seek actual, statutory, and/or treble damages, injunctive relief, and reasonable attorneys’ fees and costs. The action is at an early stage in the litigation process. It is not possible to determine the likelihood of an unfavorable outcome of these disputes, although it is reasonably possible that the outcome of these actions may be unfavorable. Further, it is not possible to estimate the range or amount of potential loss (if the outcome should be unfavorable). We intend to contest this case vigorously. Kandela, LLC v Porch.com, Inc. In May 2020, the former owners of Kandela, LLC filed complaints against Porch in the Superior Court of the State of California, alleging a breach of contract related to the terms and achievement of an earnout agreement related to the acquisition of the Kandela business and related fraudulent inducement claims. Claimants sought to recover compensatory damages based on an asset purchase agreement entered into with Porch and related employment agreements. Claimants also sought punitive damages, attorney’s fees and costs. Certain claimants settled their claims, and this settlement is within the range of the estimated accrual. Arbitration of the remaining claims occurred in March 2022. In July 2022, the Arbitrator issued his Final Award finding no merit to any of the claims asserted by claimant Kandela, LLC and determined Porch to be the prevailing party on all counts. The Arbitrator also awarded Porch and its insurers legal fees and costs in the amount of $1.4 million as the prevailing party and, if recovered in full, a significant portion of which would be expected to be allocable to its corporate insurance providers who paid for the significant portion of Porch’s fees and costs. On October 12, 2022, the Los Angeles Superior Court confirmed the Arbitration Award and entered Judgment in Porch’s favor. Kandela has failed to pay the judgment in Porch’s favor. Kandela filed a Notice of Appeal as to the Judgment on December 9, 2022. On January 18, 2023, Porch filed a Fraudulent Conveyance Action against Kandela and its members for wrongfully distributing assets that could have satisfied the judgement. On March 1, 2023, Kandela filed for protection under Chapter 7 of the Bankruptcy Code and the case closed on May 26, 2023. As a result of the Chapter 7 filing, Kandela’s appellate action was automatically stayed. At this time, Porch’s Fraudulent Conveyance Action has also been stayed as to all defendants. Porch intends to take all necessary steps so that the Fraudulent Conveyance Action can proceed against the Kandela members who Porch believes received the fraudulently transferred assets that could be used to satisfy the Judgment. Other In addition, in the ordinary course of business, us and our subsidiaries are (or may become) parties to litigation involving property, personal injury, contract, intellectual property and other claims, as well as stockholder derivative actions, class action lawsuits and other matters. The amounts that may be recovered in such matters may be subject to insurance coverage. Although the results of legal proceedings and claims cannot be predicted with certainty, neither us nor any of our subsidiaries are currently a party to any legal proceedings the outcome of which, we believe, if determined adversely to us, would individually or in the aggregate have a material adverse effect on our business, financial condition or results of operations. Regulatory Requirements and Restrictions HOA is subject to the laws and regulations of the State of Texas and the regulations of any other states in which HOA conducts business. State regulations cover all aspects of HOA’s business and are generally designed to protect the interests of insurance policyholders, as opposed to the interests of stockholders. The Texas Insurance Code requires all property and casualty insurers to have a minimum of $2.5 million in capital stock and $2.5 million in surplus. HOA has capital and surplus in excess of this requirement. 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As of December 31, 2023, HOA's total statutory surplus is $51.7 million (capital stock of $3.0 million and surplus of $48.7 million). As of December 31, 2022, HOA's total statutory surplus was $76.3 million (capital stock of $3.0 million and surplus of $73.3 million).

As of December 31, 2023 and 2022, HOA had restricted cash and investments totaling $3.3 million and $3.7 million, respectively, pledged to the Department of Insurance in certain states as a condition of its Certificate of Authority for the purpose of meeting obligations to policyholders and creditors. See Note 1, Description of Business and Summary of Significant Accounting Policies, for additional disclosures.

The Texas Insurance Code limits dividends from insurance companies to their stockholders to net income accumulated in the Company's surplus account, or "earned surplus." The maximum dividend that may be paid without approval of the Insurance Commissioner is limited to the greater of 10% of the statutory surplus at the end of the preceding calendar year or the statutory net income of the preceding calendar year. No dividends were paid by HOA in 2023 and 2022. In 2024, HOA is not permitted to pay any dividends due to the statutory net loss in the preceding calendar year.

HOA prepares its statutory-based financial statements in conformity with accounting practices prescribed or permitted by the Texas Department of Insurance. Prescribed statutory accounting practices primarily include those published as statements of Statutory Accounting Principles by the National Association of Insurance Commissioners, as well as state laws, regulations and general administrative rules. Permitted statutory accounting practices encompass all accounting practice not so prescribed. As of December 31, 2023, there were no material permitted statutory accounting practices utilized by HOA.

Note 17. Segment Information

We have two reportable segments that are also our operating segments: Vertical Software and Insurance. Reportable segments were identified based on how the chief operating decision-maker ("CODM") manages the business, makes operating decisions, and evaluates operating and financial performance. Our chief executive officer acts as the CODM and reviews financial and operational information for our reportable segments. Operating segments are components of an enterprise for which separate discrete financial information is available and operational results are regularly evaluated by the CODM for the purposes of making decisions regarding resource allocation and assessing performance.

The Vertical Software segment provides software and services to inspection, mortgage, and title companies on a subscription and transactional basis, which was 54% of total vertical software revenue in 2023, and move and post-move services, which was 46% of total vertical software revenue in 2023. The Vertical Software segment operates as several key businesses, including inspection software and services, title insurance software, mortgage software, moving services, mover and homeowner marketing, and measurement software for roofers.

Our Insurance segment provides consumers with insurance and warranty products to protect their homes, earning revenue through premiums collected on policies, policy fees and commissions. The Insurance segment includes Homeowners of America ("HOA"), a wholly owned insurance carrier, Porticus Reinsurance ("Porticus RE"), our Cayman Islands captive reinsurer, and Porch Warranty, among other warranty brands.

The following table summarizes revenue by segment.

	Year Ended December 31,		
	2023	2022	2021
Vertical Software	$ 125,116	$ 154,915	$ 137,150
Insurance	305,186	121,033	55,283
Total revenue	$ 430,302	$ 275,948	$ 192,433

Our segment operating and financial performance measure is Segment Adjusted EBITDA (Loss). Segment Adjusted EBITDA (Loss) is defined as revenue less the following expenses associated with each segment: cost of revenue, selling and marketing, product and technology, general and administrative, and provision for doubtful accounts. Segment Adjusted EBITDA (Loss) also excludes non-cash items or items that management does not consider reflective of ongoing core operations.

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We do not allocate shared expenses to the reportable segments. These expenses are included in the “Corporate and other” row in the following reconciliation. “Corporate and other” includes shared expenses such as selling and marketing; certain product and technology; accounting; human resources; legal; general and administrative; and other income, expenses, gains, and losses that are not allocated in assessing segment performance due to their function. Such transactions are excluded from the reportable segments’ results but are included in consolidated results. The reconciliation of Segment Adjusted EBITDA (Loss) to consolidated “Operating loss” below includes the effects of corporate and other items that the CODM does not consider in assessing segment performance. Year Ended December 31, 2023 2022 2021 Segment Adjusted EBITDA (Loss): Vertical Software $ 4,307 $ 14,678 $ 20,733 Insurance 12,320 (5,499) 9,007 Subtotal 16,627 9,179 29,740 Reconciling items: Corporate and other (61,141) (58,780) (53,760) Depreciation and amortization (24,415) (27,930) (16,386) Impairment loss on intangible assets and goodwill (57,232) (61,386) — Impairment loss on property, equipment and software (254) (637) (550) Stock-based compensation expense (20,709) (27,041) (38,592) Restructuring costs (1) (4,015) (647) — Acquisition and other transaction costs (552) (1,687) (5,360) Loss on reinsurance contract (see Note 14) (36,042) — — Change in fair value of contingent consideration 5,664 (6,944) 2,244 Investment income and realized gains (8,285) (1,174) (701) Operating loss $ (190,354) $ (177,047) $ (83,365) ______________________________________ (1) Primarily consists of costs related to forming a reciprocal exchange. The CODM does not review assets on a segment basis. As of December 31, 2023, goodwill for the Vertical Software segment was $191.9 million and was zero for the Insurance segment which was fully impaired during 2023 (see Note 6, Intangible Assets and Goodwill, for additional information). As of December 31, 2022, goodwill for the Vertical Software segment and the Insurance segment was $191.9 million and $52.8 million, respectively. All of our revenue is generated in the United States, except for an immaterial amount. As of December 31, 2023, and 2022, we did not have material assets located outside of the United States. Table of Contents PORCH GROUP, INC Notes to Consolidated Financial Statements (Continued) (all numbers in thousands unless otherwise stated, except per share data) 119

Table of Contents

PORCH GROUP, INC

Notes to Consolidated Financial Statements (Continued)

(all numbers in thousands unless otherwise stated, except per share data)

Note 18. Net Loss Per Share

Basic and diluted net loss per share attributable to common stockholders is presented in conformity with the two-class method required for participating securities.

Under the two-class method, basic net loss per share attributable to common stockholders is computed by dividing the net loss attributable to common stockholders by the weighted-average number of shares of common stock outstanding during the period.

Diluted earnings per share attributable to common stockholders adjusts basic earnings per share for the potentially dilutive impact of stock options, RSUs, PRSUs, RSAs, convertible notes, earnout shares and warrants. As we have reported losses for all periods presented, all potentially dilutive securities are antidilutive and accordingly, basic net loss per share equals diluted net loss per share.

The following table sets summarizes the computation of basic and diluted net loss per share attributable to common stockholders for the years ended December 31, 2023, 2022 and 2021.

	Year Ended December 31,		
	2023	2022	2021
Numerator:			
Net loss used to compute net loss per share - basic and diluted	$ (133,933)	$ (156,559)	$ (106,606)
Denominator:			
Weighted average shares outstanding used to compute net loss used to compute net loss per share - basic and diluted	96,057	97,351	93,885
Net loss per share - basic and diluted	$ (1.39)	$ (1.61)	$ (1.14)

The following table discloses securities that were not included in the computation of diluted net loss per share because to do so would have been antidilutive for the periods presented.

	Year Ended December 31,		
	2023	2022	2021
Stock options	3,642	3,863	4,823
Restricted stock units and awards	8,311	5,309	2,713
Performance restricted stock units	3,754	921	—
Public and private warrants	1,796	1,796	1,796
Earnout shares (1)	—	2,050	2,050
Convertible debt (2)	22,331	16,998	16,998
Contingently issuable shares in connection with acquisitions (3)	5,908	10,632	1,193

(1) Earnout shares expired on December 23, 2023, without vesting and were subsequently cancelled.

(2) In connection with the September 16, 2021, issuance of the 2026 Notes, we used a portion of the proceeds to pay for the capped call transactions, which are expected to generally reduce the potential dilution to our common stock. The capped call transactions impact the number of shares that may be issued by effectively increasing our conversion price from $25 per share to approximately $37.74 per share, which would result in approximately 6 million potentially dilutive shares instead of the shares reported in this table as of December 31, 2023.

(3) In connection with the acquisitions of Floify and HOA described in Note 12, Business Combinations, we provided an obligation to issue certain amount of common stock to the extent specified market conditions are met in the future. Contingently issuable shares are calculated in accordance with the purchase agreement, assuming they would be issuable if the end of the reporting periods were the end of the contingency period.

See Note 8, Stockholders' Equity and Warrants, for additional information regarding the terms of warrants. See Note 9, Stock-Based Compensation, for additional information regarding stock options and restricted stock units and awards. See Note 7, Debt, for additional information regarding convertible debt.

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Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure Dismissal of Previous Independent Registered Public Accounting Firm On October 2, 2023, the Audit Committee of our Board of Directors dismissed Ernst & Young (“EY”) as our independent registered public accounting firm. During the years ended December 31, 2022 and 2021, and during the interim period through October 2, 2023, there were (i) no disagreements within the meaning of Item 304(a)(1)(iv) of Regulation S-K between us and EY on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, any of which, if not resolved to EY’s satisfaction, would have caused EY to make reference thereto in their reports, and (ii) no “reportable events” within the meaning of Item 304(a)(1)(v) of Regulation S-K, except as noted below. For the year ended December 31, 2022, the material weakness of internal control over financial reporting that we disclosed in Part II, Item 9A, of our Annual Report on Form 10-K for the fiscal year ended December 31, 2022, related to the ineffective design and operation of information technology (“IT”) general controls over the IT systems supporting our subsidiary, Homeowners of America, and the ineffective business process controls (automated and manual) that are dependent on the ineffective IT systems. For the year ended December 31, 2021, the material weaknesses of internal control over financial reporting that we disclosed in Part II, Item 9A, of our Annual Report on Form 10-K for the fiscal year ended December 31, 2021, related to the design and implementation of information technology general controls in the areas of user access and program change- management for systems, and related process-level automated controls, supporting our internal control processes; the identification, design, implementation, and retention of evidence of control activities, including controls over the completeness and accuracy of information we produced that is used in the operation of our control activities; and the quantity of personnel across the organization to design and operate internal controls commensurate with the nature, growth, and complexity of our business. Appointment of New Independent Registered Accounting Firm On October 2, 2023, the Audit Committee approved the engagement of Grant Thornton LLP (“Grant Thornton”) as our independent registered public accounting firm for the year ended December 31, 2023, effective immediately. During the Company’s two most recent years ended December 31, 2022 and 2021, and during the interim period through October 2, 2023, neither we nor anyone acting on our behalf consulted with Grant Thornton regarding any of the matters described in Items 304(a)(2)(i) and (ii) of Regulation S-K. Item 9A. Controls and Procedures Evaluation of Disclosure Controls and Procedures Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we evaluated the effectiveness of our disclosure controls and procedures (as that term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) as of December 31, 2023, which is the end of the period covered by this Annual Report. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2023. Management’s Report on Internal Control over Financial Reporting Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined under Rule 13a-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2023, based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on this evaluation we concluded that the system of internal control over financial reporting was effective as of December 31, 2023. We have concluded that the financial statements and other financial information included in this Annual Report fairly present in all material respects our financial condition, results of operations and cash flows for the periods presented in conformity with accounting principles generally accepted in the United States. Table of Contents 121

The effectiveness of our internal control over financial reporting as of December 31, 2023, has been audited by Grant Thornton LLP, an independent registered public accounting firm, as stated in their report which is included below. Remediation of Prior Material Weaknesses As discussed in our Annual Report on Form 10-K filed for the year ended December 31, 2022, management had identified material weaknesses in our internal control over financial reporting as of December 31, 2022, related to the ineffective design and operation of information technology (“IT”) general controls over the IT systems supporting our subsidiary, Homeowners of America (“HOA”). Business process controls (automated and manual) that are dependent on the ineffective IT systems, or that rely on data produced from systems impacted by the ineffective IT general controls, are also deemed ineffective. Management identified the people, process and technology necessary to strengthen our internal control over financial reporting and to address the material weaknesses identified as of December 31, 2022. We began implementing certain of these measures in the fourth quarter of 2021 and continued to develop remediation plans and implemented additional measures throughout 2022 and 2023. We have remediated the material weaknesses identified as of December 31, 2022, through the following: • Reassessed the existing IT general controls to determine if they are appropriately designed to meet the control objectives; • Performed ongoing trainings with control performers to improve documentation that supports effective control activities, including IT general controls over logical user access; • Designed and implemented additional monitoring controls necessary to detect misstatements over data produced by relevant financial systems at HOA; • Replaced the existing systems which do not have the appropriate infrastructure to meet the requirements of our internal control framework; and • Expanded the available resources at the Company with experience in designing and implementing control activities, including information technology general controls and automated controls. We have completed our evaluation of the updated internal controls and remediation procedures associated with the material weaknesses in internal control over financial reporting identified as of December 31, 2022, and have determined that those material weaknesses have been remediated. Changes in Internal Control Over Financial Reporting Except as noted above, there has been no change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during our most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. Limitations on Effectiveness of Controls and Procedures Our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives, as specified above. Our management recognizes that any control system, no matter how well designed and operated, is based upon certain judgments and assumptions, and cannot provide absolute assurance that its objectives will be met. Table of Contents 122

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM Board of Directors and Stockholders Porch Group, Inc. Opinion on internal control over financial reporting We have audited the internal control over financial reporting of Porch Group, Inc, (a Delaware corporation) and subsidiaries (the “Company”) as of December 31, 2023, based on criteria established in the 2013 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in the 2013 Internal Control—Integrated Framework issued by COSO. We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated financial statements of the Company as of and for the year ended December 31, 2023, and our report dated March 15, 2024 expressed an unqualified opinion on those financial statements. Basis for opinion The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion. Definition and limitations of internal control over financial reporting A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. /s/ GRANT THORNTON LLP Bellevue, Washington March 15, 2024 Table of Contents 123

Item 9B. Other Information Matt Ehrlichman, our Chairman, Chief Executive Officer, and Founder, entered into a Rule 10b5-1 trading arrangement (as such term is defined in Item 408(a) of Regulation S-K) on June 2, 2023 (such plan, a “10b5-1 Plan”). The 10b5-1 Plan was scheduled to terminate on December 31, 2023, unless earlier terminated pursuant to its terms, and covered the purchase of up to an aggregate of 2,327,777 shares of the Company’s common stock. The 10b5-1 Plan was intended to satisfy the affirmative defense Rule of 10b5-1(c). Trades under the 10b5-1 Plan did not commence until at least 90 days following the date on which such plan was entered. As of October 2, 2023, all shares of the Company's common stock subject to the 10b5-1 Plan had been purchased and the 10b5-1 Plan terminated in accordance with its terms. Shawn Tabak, our Chief Financial Officer, entered into a 10b5-1 Plan on December 15, 2023. The 10b5-1 Plan is scheduled to terminate on April 1, 2025, and covers the sale of up to an aggregate of 247,500 shares of the Company’s common stock. The 10b5-1 Plan is intended to satisfy the affirmative defense Rule of 10b5-1(c). Trades under the 10b5-1 Plan will not commence until at least 90 days following the date on which such plan was entered. No other director or officer (as defined in Rule 16a-1(f) of the Securities Exchange Act of 1934) adopted, terminated or modified a Rule 10b5-1 trading arrangement or a non-Rule 10b5-1 trading arrangement, as each term is defined in Item 408(a) of Regulation S-K) during 2023. Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections None. Table of Contents 124

PART III Item 10. Directors, Executive Officers, and Corporate Governance The information required by this Item of Form 10-K will be included in our definitive proxy statement (the “Proxy Statement”) to be filed with the SEC in connection with the solicitation of proxies for our 2024 Annual Meeting of Stockholders and is incorporated herein by reference. The Proxy Statement will be filed with the SEC within 120 days after the end of the fiscal year to which this Annual Report relates. Item 11. Executive Compensation The information required by this Item will be set forth in the Proxy Statement and is incorporated herein by reference. Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters The information required by this Item will be set forth in the Proxy Statement and is incorporated herein by reference. Item 13. Certain Relationships and Related Transactions, and Director Independence The information required by this Item will be set forth in the Proxy Statement and is incorporated herein by reference. Item 14. Principal Accountant Fees and Services The information required by this Item will be set forth in the Proxy Statement and is incorporated herein by reference. Table of Contents 125

PART IV Item 15. Exhibits and Financial Statement Schedules (a) The following documents are filed as part of this Annual Report: 1. Financial Statements (See “Index to Consolidated Financial Statements,” in “Item 8. Financial Statements and Supplementary Data,” of this Annual Report); All other schedules are omitted because they are not applicable, not required or the required information is shown in the consolidated financial statements or notes thereto; and 2. The exhibits listed in the “Exhibit Index” below to this Annual Report are incorporated herein by reference or are filed with this Annual Report on Form 10-K, in each case as indicated therein (numbered in accordance with Item 601 of Regulation S-K). EXHIBIT INDEX Exhibit Number Description 2.1 Agreement and Plan of Merger, dated as of July 30, 2020, by and among the Company, PTAC, Merger Sub, and Joe Hanauer, in his capacity as the representative of all Pre-Closing Holders (incorporated by reference to Exhibit 2.1 of the Company’s Form 8-K (File No. 001-39142), filed with the SEC on July 31, 2020). 2.2 First Amendment to the Agreement and Plan of Merger, dated as of October 12, 2020, by and among the Company, PTAC and Merger Sub (incorporated by reference to Exhibit 2.1 of the Company’s Form 8-K (File No. 001-39142), filed with the SEC on October 14, 2020). 2.3+ Agreement and Plan of Merger, dated as of January 13, 2021, by and among Homeowners of America Holding Corporation, Porch Group, Inc., HPAC, Inc. and HOA Securityholder Representative, LLC, solely in its capacity as the Securityholder Representative (incorporated by reference to Exhibit 2.1 of the Company’s Form 8-K (File No. 001-39142), filed with the SEC on January 14, 2021). 3.1 Third Amended and Restated Certificate of Incorporation of Porch Group, Inc., as filed with the Secretary of State of the State of Delaware on June 9, 2022 (incorporated by reference to Exhibit 3.1 of the Company's Form 8-K (File No. 001-39142), filed with the SEC on June 10, 2022). 3.2 Amended and Restated By-Laws of the Company, dated December 23, 2020 (incorporated by reference to Exhibit 3.2 of the Company’s Form 8-K (File No. 001-39142), filed with the SEC on December 29, 2020). 4.1 Description of Securities (incorporated by reference to Exhibit 4.4 of the Company’s Form 10-K (File No. 001-39142), filed with the SEC on March 31, 2021). 4.2 Form of Common Stock Certificate of the Company (incorporated by reference to Exhibit 4.1 of the Company’s Form 8-K (File No. 001-39142), filed with the SEC on December 31, 2020). 4.3 Form of Warrant Certificate of the Company (incorporated by reference to Exhibit 4.2 of the Company’s Form 8-K (File No. 001-39142), filed with the SEC on December 31, 2020). 4.4 Warrant Agreement, dated November 21, 2019, by and between the Company and Continental Stock Transfer & Trust Company, as warrant agent (incorporated by reference to Exhibit 4.1 of the Company’s Form 8-K (File No. 001-39142), filed with the SEC on November 26, 2019). 4.5 Indenture, dated as of September 16, 2021, by and between Porch Group, Inc. and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.1 of the Company’s Form 8-K (File No. 001-39142), filed with the SEC on September 17, 2021). 4.6 Form of 0.75% Convertible Senior Notes due 2026 (included as Exhibit A in Exhibit 4.5) (incorporated by reference to Exhibit 4.1 of the Company’s Form 8-K (File No. 001-39142), filed with the SEC on September 17, 2021). 4.7 Indenture, dated as of April 20, 2023, by and among Porch Group, Inc., the Subsidiary Guarantors from time to time party thereto, and U.S. Bank Trust Company, National Association, in its capacity as trustee and as collateral agent thereunder (incorporated by reference to Exhibit 4.1 of the Company’s Form 8-K (File No. 001-39142), filed with the SEC on April 21, 2023). 4.8 Form of 6.75% Senior Secured Convertible Notes due 2028 (incorporated by reference to Exhibit 4.1, as Exhibit A thereto, of the Company’s Form 8-K (File No. 001-39142), filed with the SEC on April 21, 2023). Table of Contents 126

10.1# Form of Indemnification Agreement by and between the Company and its directors and officers (incorporated by reference to Exhibit 10.3 of the Company’s Form 8-K (File No. 001-39142), filed with the SEC on December 31, 2020). 10.2 Amended and Restated Registration Rights Agreement, dated December 23, 2020, by and among the Company and certain stockholders of the Company (incorporated by reference to Exhibit 10.4 of the Company’s Form 8-K (File No. 001-39142), filed with the SEC on December 31, 2020). 10.3 Security Agreement, dated as of April 20, 2023, among Porch Group, Inc., the other Grantors from time to time party thereto, and U.S. Bank Trust Company, National Association, as collateral agent (incorporated by reference to Exhibit 10.1 of the Company’s Form 8-K (File No. 001-39142), filed with the SEC on April 21, 2023). 10.4# Porch Group, Inc. 2020 Stock Incentive Plan (incorporated by reference to Annex E to the Company’s definitive proxy statement/consent solicitation statement/prospectus (File No. 333-249468), filed with the SEC on December 3, 2020). 10.5# Porch.com, Inc. 2012 Equity Incentive Plan (incorporated by reference to Exhibit 4.4 of the Company’s Form S-8 (File No. 333-253778) filed with the SEC on March 2, 2021). 10.6 Form of Stock Award Agreement under Porch Group, Inc. 2020 Stock Incentive Plan. 10.7# Form of Restricted Stock Award Agreement under Porch Group, Inc. 2020 Stock Incentive Plan (incorporated by reference to Exhibit 10.2 of the Company’s Form 10-Q (File No. 001-39142), filed with the SEC on May 20, 2021). 10.8# Form of Stock Option Agreement under Porch Group, Inc. 2020 Stock Incentive Plan (incorporated by reference to Exhibit 10.3 of the Company’s Form 10-Q (File No. 001-39142), filed with the SEC on May 20, 2021). 10.9# Form of Senior Level Performance Bonus Plan (incorporated by reference to Exhibit 10.1 of the Company’s Form 8-K (File No. 001-39142), filed with the SEC on May 23, 2022). 10.10# Form of Performance-Based Restricted Stock Unit Award Notice and Agreement (Initial Awards in 2022) (incorporated by reference to Exhibit 10.2 of the Company’s Form 8-K (File No. 001-39142), filed with the SEC on May 23, 2022). 10.11# Form of Restricted Stock Unit Award Agreement under Porch.com, Inc. 2012 Equity Incentive Plan (incorporated by reference to Exhibit 10.4 of the Company’s Form 10-Q (File No. 001-39142), filed with the SEC on August 16, 2021). 10.12# Form of Restricted Stock Award Agreement under Porch.com, Inc. 2012 Equity Incentive Plan (incorporated by reference to Exhibit 10.5 of the Company’s Form 10-Q (File No. 001-39142), filed with the SEC on August 16, 2021). 10.13# Form of Stock Option Agreement under Porch.com, Inc. 2012 Equity Incentive Plan (incorporated by reference to Exhibit 10.6 of the Company’s Form 10-Q (File No. 001-39142), filed with the SEC on August 16, 2021). 10.14# Non-Employee Director Compensation Policy (incorporated by reference to Exhibit 10.1 of the Company’s Form 10-Q (File No. 001-39142), filed with the SEC on August 16, 2021). 10.15# Employment Agreement, dated February 11, 2022, by and between Porch Group, Inc. and Matthew Ehrlichman (incorporated by reference to Exhibit 10.3 of the Company’s Form 8-K (File No. 001-39142), filed with the SEC on February 11, 2022). 10.16# Form of Performance-Based (Market-Condition) Restricted Stock Unit Award Agreement (CEO) under Porch Group, Inc. 2020 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 of the Company’s Form 8-K (File No. 001-39142), filed with the SEC on February 11, 2022). 10.17# Form of Restricted Stock Unit Award Agreement (CEO) under Porch Group, Inc. 2020 Stock Incentive Plan (incorporated by reference to Exhibit 10.2 of the Company’s Form 8-K (File No. 001-39142), filed with the SEC on February 11, 2022). 10.18# Letter Agreement, dated November 8, 2013, by and between Porch.com, Inc. and Matthew Neagle (incorporated by reference to Exhibit 10.9 of the Company’s Form S-4 (File No. 333-249468), filed with the SEC on October 14, 2020). 10.19# Retention Agreement, dated February 20, 2018, by and between Porch.com, Inc. and Matthew Neagle (incorporated by reference to Exhibit 10.7 of the Company’s Form 8-K (File No. 001-39142), filed with the SEC on December 31, 2020). 10.20# Employment Agreement, dated February 11, 2022, by and between Porch Group, Inc. and Matthew Neagle (incorporated by reference to Exhibit 10.4 of the Company’s Form 8-K (File No. 001-39142), filed with the SEC on February 11, 2022). 10.21# Form of Performance-Based (Market-Condition) Restricted Stock Unit Award Agreement (COO) under Porch Group, Inc. 2020 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 of the Company’s Form 8-K (File No. 001-39142), filed with the SEC on November 19, 2021). Table of Contents 127

10.22# Form of Restricted Stock Unit Award Agreement (COO) under Porch Group, Inc. 2020 Stock Incentive Plan (incorporated by reference to Exhibit 10.2 of the Company’s Form 8-K (File No. 001-39142), filed with the SEC on November 19, 2021). 10.23 Form of Capped Call Confirmation between Porch Group, Inc. and each of the option counterparties (incorporated by reference to Exhibit 10.1 of the Company’s Form 8-K (File No. 001-39142), filed with the SEC on September 17, 2021). 10.24# Form of Performance-Based Restricted Stock Unit Award Notice and Agreement (Initial Awards in 2022)(incorporated by reference to Exhibit 10.2 of the Company's Form 8-K (File No. 001-39142), filed with the SEC on May 23, 2022). 10.25# CFO Employment Agreement, by and between Porch Group, Inc. and Shawn Tabak, dated November 2, 2022 (incorporated by reference to Exhibit 10.1 of the Company's Form 8-K (File No. 001-39142), filed with the SEC on November 2, 2022). 10.26 Form of Subscription Agreement (incorporated by referenced to Exhibit 10.1 of the Company’s Form 8- K (File No. 001-39142), filed with the SEC on April 17, 2023). 10.27 Form of Notes Purchase Agreement (incorporated by referenced to Exhibit 10.4 of the Company’s Form 8-K (File No. 001-39142), filed with the SEC on April 17, 2023). 10.28+† Business Collaboration Agreement, dated January 19, 2024, among Porch Group, Inc., Porch.com, Inc., Aon Corp. and Aon Re, Inc. (incorporated by reference to Exhibit 10.1 of the Company's Form 8-K (File No. 001-39142), filed with the SEC on January 25, 2024). 16.1 Letter from Ernst & Young LLP to the Securities and Exchange Commission regarding change in certifying accountant, dated October 2, 2023 (incorporated by reference to Exhibit 16.1 of the Company's Form 8-K (File No. 001-39142), filed with the SEC on October 2, 2023) 21.1* Subsidiaries of the Registrant. 23.1* Consent of Grant Thornton LLP, Independent Registered Public Accounting Firm 23.2* Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm 24.1 Power of Attorney (incorporated by reference from the signature page of this Annual report on Form 10-K). 31.1* Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. 31.2* Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. 32.1** Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. 32.2** Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. 97.1* Porch Group, Inc. Policy for Recover of Erroneously Awarded Compensation, effective October 2, 2023 101.INS* Inline XBRL Instance Document. 101.SCH* Inline XBRL Taxonomy Extension Schema Document. 101.CAL* Inline XBRL Taxonomy Extension Calculation Linkbase Document. 101.DEF* Inline XBRL Taxonomy Extension Definition Linkbase Document. 101.LAB* Inline XBRL Taxonomy Extension Label Linkbase Document 101.PRE* Inline XBRL Taxonomy Extension Presentation Linkbase Document. 104* Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101). _______________________________________ * Filed with this Annual Report on Form 10-K. ** The certifications attached as Exhibit 32.1 and Exhibit 32.2 that accompany this Annual Report on Form 10-K are deemed furnished and not filed with the SEC and are not to be incorporated by reference into any filing of the Company under the Securities Act or the Exchange Act, whether made before or after the date of this Annual Report on Form 10-K, irrespective of any general incorporation language contained in such filing. + The schedules and exhibits to this agreement have been omitted pursuant to Item 601(a)(5) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished to the SEC upon request. † Portions of this exhibit were redacted pursuant to Item 601(b)(10) of Regulation S-K. The omitted information is not material and is the type that the Company treats as private or confidential. # Indicates a management contract or compensatory plan or arrangement. Table of Contents 128

Item 16. Form 10-K Summary None. Table of Contents 129

SIGNATURES Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 15, 2024. PORCH GROUP, INC. By: /s/ Matthew Ehrlichman Matthew Ehrlichman Chairman of the Board of Directors, and Chief Executive Officer Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below on March 15, 2024, by the following persons on behalf of the registrant and in the capacities indicated: Signature Title / s/ Matthew Ehrlichman Chief Executive Officer Matthew Ehrlichman (principal executive officer) and Chairman /s/ Shawn Tabak Chief Financial Officer Shawn Tabak (principal financial and accounting officer) /s/ Sean Kell Sean Kell Director /s/ Rachel Lam Rachel Lam Director /s/ Alan Pickerill Alan Pickerill Director /s/ Amanda Reierson Amanda Reierson Director /s/ Maurice Tulloch Maurice Tulloch Director /s/ Camilla Velasquez Camilla Velasquez Director /s/ Regi Vengalil Regi Vengalil Director Table of Contents 130

Exhibit 21.1 PORCH GROUP, INC. LIST OF SUBSIDIARIES (as of December 31, 2023) Name of Subsidiary Jurisdiction American Home Protect, LLC Missouri Americas Call Center, LLC Missouri DataMentors, LLC Delaware Elite Insurance Group, Inc. Delaware Floify LLC Colorado Guardian Small Business Consulting and Financial Services LLC Idaho Hilltop HoldCo LLC California Hire A Helper LLC California Homeowners of America Holding Corporation Delaware Inspection Support Limited Liability Company Nevada iRoofing, LLC Florida Mountain Warranty Corporation Colorado MovingPlace, LLC Florida NXT Inspekt, Inc. Indiana Porch.com, Inc. Delaware Porticus Reinsurance Ltd. Cayman Islands Residential Warranty Home Protection, LLC Indiana Residential Warranty Home Protection of California, Inc. California Residential Warranty Services of Canada, Inc. Indiana Riprock Holding, LLC Texas RWS Home Service Contracts LLC Indiana RWS Inspector Services Group, LLC Indiana RWS Insurance Services, LLC Indiana RWS of America, LLC Indiana Segin Systems, Inc. Virginia SML Relocation, LLC Texas SVZ Holding, Inc. California

Exhibit 23.2 Consent of Independent Registered Public Accounting Firm We consent to the incorporation by reference in the following Registration Statements: (1) Registration Statement (Form S-8 No. 333-270721) pertaining to the Porch Group, Inc. 2020 Stock Incentive Plan, (2) Registration Statement (Form S-3 No. 333-252120) of Porch Group, Inc., (3) Registration Statement (Form S-8 No. 333-266751) pertaining to the Porch Group, Inc. 2020 Stock Incentive Plan, and (4) Registration Statement (Form S-8 No. 333-253778) pertaining to the Porch Group, Inc. 2020 Stock Incentive Plan and Porch.com, Inc. 2012 Equity Incentive Plan; of our report dated March 16, 2023, with respect to the consolidated financial statements of Porch Group, Inc. included in this Annual Report (Form 10-K) of Porch Group, Inc. for the year ended December 31, 2023. /s/ Ernst & Young LLP Seattle, Washington March 15, 2024

PORCH GROUP, INC. Policy for Recovery of Erroneously Awarded Compensation Approved by the Board of Directors November 2, 2023 1. Purpose The purpose of the Porch Group, Inc. Policy for Recovery of Erroneously Awarded Compensation (this “Policy”) is to provide for the recovery of certain Incentive-Based Compensation in the event of an Accounting Restatement. This Policy is intended to comply with, and to be administered and interpreted consistent with, the Applicable Rules. Unless otherwise defined in this Policy, capitalized terms shall have the meanings set forth in Section 11 below. 2. Effective Date; Policy for Recovery of Erroneously Awarded Compensation This Policy is effective only for Incentive-Based Compensation Received by an Executive Officer on or after the Effective Date. In the event the Company is required to prepare an Accounting Restatement, the Company will recover reasonably promptly the amount of any Erroneously Awarded Compensation Received by an Executive Officer during the Recovery Period. 3. Administration 1.1. This Policy shall be administered by the Administrator. The Administrator is authorized to interpret and construe this Policy and to make all determinations necessary, appropriate, or advisable for the administration of this Policy. Subject to any permitted review by Nasdaq pursuant to the Applicable Rules, all determinations made by the Administrator pursuant to the provisions of this Policy shall be final, conclusive, and binding on all persons, including the Company, securityholders, and employees, and need not be uniform with respect to each individual covered by this Policy. The Administrator may delegate administrative duties with respect to this Policy to one or more directors or employees of the Company, as permitted under applicable law, including any Applicable Rules. In addition, the Administrator may, in its sole discretion, retain any legal counsel, consultants, or such other advisor(s) as the Administrator may determine to be necessary or appropriate to assist with its duties as set forth in this Policy. 1.2. The Administrator is authorized to take appropriate steps to implement this Policy and shall have sole discretion to determine the means of effecting recovery based on the particular facts and circumstances of each situation and the amount of any Erroneously Awarded Compensation. Without limiting the discretion of the Administrator to determine the means to effect recovery, methods of recovery may include, but are not limited to, the following (subject to applicable law): (i) requiring payment to the Company, (ii) offsetting of the Erroneously Awarded Compensation against other compensation payable by the Company, (iii) reducing future compensation, (iv) reduction or cancellation by the Company of all or a portion of cash or equity-based awards, whether vested or unvested, (v) forfeiture of deferred compensation, subject to compliance with Section 409A of the Internal Revenue Code of 1986, as amended, and regulations thereunder, and/or (vi) any other means or combination of means (including, but not limited to, (i)-(v)) as the Administrator determines to be appropriate in its sole discretion. 1.3. Notwithstanding Section 4 and unless otherwise prohibited by the Applicable Rules, to the extent this Policy provides for recovery of Erroneously Awarded Compensation already recovered by the Company pursuant to Section 304 of the Sarbanes-Oxley Act of 2002 or Other Recovery Arrangements, the amount of Erroneously Awarded Compensation already recovered by the Company from the recipient of such Erroneously Awarded Compensation may be credited to the amount of Erroneously Awarded Compensation required to be recovered pursuant to this Policy from such person. 1.4. The Company need not recover Erroneously Awarded Compensation if and to the extent that the Committee determines that such recovery is impracticable and not required under the Applicable Rules because: (i) the direct expense paid to a third party to assist in enforcing this Policy would exceed the Exhibit 97.1 amount to be recovered after making a reasonable attempt to recover, documenting such reasonable attempt(s), and providing that documentation to Nasdaq, or (ii) recovery would likely cause an otherwise tax-qualified broad-based retirement plan to fail to meet the requirements of Section 401(a)(13) or Section 411(a) of the Internal Revenue Code of 1986, as amended, and regulations thereunder. 1.5. Any determinations made by the Administrator under this Policy shall be final and binding on all affected individuals and need not be uniform with respect to each individual covered by this Policy. Once the Administrator has determined the amount, if any, of Erroneously Awarded Compensation in connection with an Accounting Restatement, the Administrator shall promptly notify each Executive Officer with a written notice containing the amount of any Erroneously Awarded Compensation, the calculations and methodology used to calculate the amount to be recovered, and a demand for recovery as determined pursuant to this Policy. Prior to sending any such formal demand for recovery as determined pursuant to this Policy, the Administrator may, in its sole discretion depending on the specific facts and circumstances, provide an Executive Officer with an initial written notice containing the proposed amount of any Erroneously Awarded Compensation and the calculations and methodology used to calculate the proposed amount to be recovered, and may provide the Executive Officer with the opportunity to be heard at a meeting. To the extent an Executive Officer fails to repay all Erroneously Awarded Compensation to the Company when due, the Administrator shall take all actions reasonably appropriate to recover such Erroneously Awarded Compensation from the Executive Officer. The Administrator shall have the right, in its sole discretion, to require that the applicable Executive Officer reimburse the Company for any and all expenses reasonably incurred (including legal fees) by the Company in recovering such Erroneously Awarded Compensation in accordance with the immediately preceding sentence. 1.6. Where Incentive-Based Compensation is based only in part on the achievement of a Financial Reporting Measure, the Administrator shall first determine the portion of the original Incentive-Based Compensation that was based on the Financial Reporting Measure that was restated in the Accounting Restatement. The Administrator shall then recalculate the affected portion based on the Financial Reporting Measure as restated, and recover the Erroneously Awarded Compensation. To determine Erroneously Awarded Compensation for cash incentive awards determined for a pool of participants, the size of the aggregate pool from which individual awards were paid shall be reduced by applying the Financial Reporting Measure that was restated in the Accounting Restatement, and the individual awards shall be reduced on a pro rata basis (with recovery required from the Executive Officers only). With respect to any compensation plans or programs that take into account Incentive-Based Compensation, the amount of Erroneously Awarded Compensation subject to recovery hereunder includes, but is not limited to, the amount contributed to any notional account based on Erroneously Awarded Compensation and any earnings accrued to date on that notional amount. For Incentive-Based Compensation based on stock price, total shareholder return (“TSR”) or any similar measure, in each case where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in the applicable Accounting Restatement, the Administrator will determine the amount based on a reasonable estimate of the effect of the Accounting Restatement on the stock price or TSR upon which the Incentive-Based Compensation was Received, and the Company will maintain documentation of the determination of that reasonable estimate and provide the documentation to Nasdaq or any national securities exchange or association on which the Company’s securities are listed pursuant to the Applicable Rules. In all cases, the amount to be recovered will be calculated without regard to any taxes paid by the Executive Officer with respect to the Erroneously Awarded Compensation. 1. Other Recovery Rights; Company Claims Except as otherwise determined by the Committee or the Board and subject to Section 3.3, the adoption of this Policy does not limit, and is intended to apply in addition to and not in lieu of, any other clawback, recovery, recoupment, forfeiture, or similar rights, policies, or provisions that may be available to the Company under applicable law or Other Recovery Arrangements. Nothing contained in this Policy and no recovery hereunder shall - 2 -

limit any claims, damages, or other legal remedies the Company may have against an individual arising out of or resulting from any actions or omissions by such individual. 2. Reporting and Disclosure The Company shall file all disclosures with respect to this Policy in accordance with the requirements of federal securities laws. A copy of this Policy and any amendments thereto shall be filed as an exhibit to the Company’s Annual Report on Form 10-K. 3. Interpretation This Policy will be interpreted and applied in a manner that is consistent with the requirements of the Applicable Rules, and to the extent this Policy is inconsistent with such Applicable Rules, it shall be deemed amended to the minimum extent necessary to ensure compliance therewith. 4. Indemnification Prohibition; No Liability Notwithstanding the terms of any indemnification or insurance policy or any contractual arrangement that may be interpreted to the contrary, the Company shall not indemnify or insure any person against the loss of any Erroneously Awarded Compensation pursuant to this Policy, nor shall the Company directly or indirectly pay or reimburse any person for any premiums for third-party insurance policies that such person may elect to purchase to fund such person’s potential obligations under this Policy. Further, the Company shall not enter into any agreement that exempts any Incentive-Based Compensation from the application of this Policy or that waives the Company’s right to recovery of any Erroneously Awarded Compensation, and this Policy shall supersede any such agreement (whether entered into before, on or after the Effective Date). None of the Company, an affiliate of the Company, an employee of the Company, or any member of the Committee or the Board shall have any liability to any person as a result of actions taken under this Policy. 5. Severability The provisions in this Policy are intended to be applied to the fullest extent of the law; provided, however, to the extent that any provision of this Policy is found to be unenforceable or invalid under any applicable law, such provision will be applied to the maximum extent permitted, and shall automatically be deemed amended in a manner consistent with its objectives to the extent necessary to conform to any limitations required under applicable law. 6. Amendment; Termination The Board or the Committee may amend, modify, or terminate this Policy from time to time in its discretion as it deems appropriate and shall amend this policy as it deems necessary or required to comply with applicable law or any rules or standards adopted by a national securities exchange or association on which the Company’s securities are listed; provided, however, that no amendment or termination of this Policy shall be effective to the extent it would cause the Company to violate any federal securities laws, Securities and Exchange Commission rule or the rules or standards of any national securities exchange or association on which the Company’s securities are listed. 7. Successors This Policy shall be binding and enforceable against all individuals who are or were Executive Officers and their beneficiaries, heirs, executors, administrators, or other legal representatives. 8. Definitions. For purposes of this Policy, the following terms shall have the meanings set forth below: 1.1. “Accounting Restatement” means an accounting restatement of the Company’s financial statements due to the Company’s material noncompliance with any financial reporting requirement under the securities laws, including any accounting restatement required to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that is not material to the previously issued financial statements but would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. - 3 -

1.2. “Administrator” means the Committee, unless the Board determines to give itself the authority to act as the administrator or designate another committee of the Board to act as the administrator with respect to any portion of this Policy; provided that, for Section 3.4 hereof, such determination may be made only by the Committee or a majority of independent directors of the Board. 1.3. “Applicable Rules” means Section 10D of the Exchange Act, Rule 10D-1 promulgated under the Exchange Act, the Listing Rule 5608 adopted by Nasdaq, and any applicable rules, standards, or other guidance adopted by the Securities and Exchange Commission or any national securities exchange or association on which the Company’s securities are listed. 1.4. “Board” means the Company’s Board of Directors. 1.5. “Company” means Porch Group, Inc., a Delaware corporation, and its affiliates. 1.6. “Committee” means the Compensation Committee of the Board. 1.7. “Effective Date” means October 2, 2023. 1.8. “Erroneously Awarded Compensation” means the amount, as determined by the Administrator, of Incentive-Based Compensation received by an Executive Officer that exceeds the amount of Incentive- Based Compensation that would have been received by the Executive Officer had it been determined based on the restated amounts. 1.9. “Executive Officers” means the Company’s current and former executive officers as determined by the Administrator in accordance with the Applicable Rules. Generally, Executive Officers include any executive officer designated by the Board as an “officer” under Rule 16a-1(f) under the Exchange Act. 1.10. “Exchange Act” means the Securities Exchange Act of 1934, as amended. 1.11. “Financial Reporting Measure” means any measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements and any measure derived wholly or in part from such a measure. A Financial Reporting Measure need not be presented within the Company’s financial statements or included in a filing with the Securities and Exchange Commission. Financial Reporting Measures include GAAP and non-GAAP financial measures and include but are not limited to the following (and any measures derived wholly or in part therefrom): Company stock price; total shareholder return; revenues; net or operating income; profitability of one or more reportable segments; financial ratios; net assets or net asset value per share; EBITDA; funds from operations; liquidity measures; return measures; earnings measures; sales per square foot or same store sales; revenue per user, or average revenue per user; and any adjusted measure of any of the foregoing measures. 1.12. “Incentive-Based Compensation” means any compensation granted, earned, or vested based in whole or in part on the Company’s attainment of a Financial Reporting Measure that was Received by an individual (i) on or after the Effective Date and after such individual began service as an Executive Officer, (ii) who served as an Executive Officer at any time during the performance period for the Incentive-Based Compensation, and (iii) while the Company has a class of securities listed on a national securities exchange or association. 1.13. “Nasdaq” means the Nasdaq Stock Market LLC. 1.14. “Other Recovery Arrangements” means any other compensation recovery agreement, plan, or policy of the Company that may be in effect from time to time, including in any employment agreement, bonus plan, incentive plan, equity-based plan, award agreement, or similar agreement, plan, or policy, and any other legal remedies available to the Company. 1.15. “Policy” has the meaning set forth in Section 3.1 hereof. 1.16. “Received”: Incentive-Based Compensation is deemed to be “Received” in the Company’s fiscal period during which the Financial Reporting Measure specified in the Incentive-Based Compensation award is attained, even if the payment or grant of such Incentive-Based Compensation occurs after the end of that period. For the avoidance of doubt, Incentive-Based Compensation that is subject to both a - 4 -

Financial Reporting Measure vesting condition and a service-based vesting condition shall be considered Received when the relevant Financial Reporting Measure is attained, even if the Incentive- Based Compensation continues to be subject to the service-based vesting condition. 1.17. “Recovery Period” means the three completed fiscal years immediately preceding the date that the Company is required to prepare the applicable Accounting Restatement and any “transition period” as described under the Applicable Rules, subject to the limitations of the Effective Date as set forth in Section 2 hereof. For purposes of this Policy, the “date that the Company is required to prepare the applicable Accounting Restatement” is the earlier to occur of (i) the date the Board, a committee of the Board, or the officer or officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement, or (ii) the date a court, regulator, or other legally authorized body directs the Company to prepare an Accounting Restatement, in each case regardless of when the Company issues or files the restated financial statements. 9. Acknowledgement by Executive Officer Each Executive Officer shall sign and return to the Company an Acknowledgment Form substantially in the form attached to this Policy as Exhibit A or in such other form determined by the Administrator, pursuant to which the Executive Officer agrees to be bound by, and comply with, the terms of this Policy. *** Exhibit A PORCH GROUP, INC. Policy for Recovery of Erroneously Awarded Compensation ACKNOWLEDGEMENT FORM I, the undersigned, acknowledge and affirm that I have received and reviewed a copy of the Porch Group, Inc. Policy for Recovery of Erroneously Awarded Compensation (as amended from time to time, the “Policy”), and agree that: (i) I am and will continue to be subject to the Policy, (ii) the Policy will apply to me both during and after my employment with the Company, and (iii) I will abide by the terms of the Policy, including, without limitation, by promptly returning any Erroneously Awarded Compensation to the Company to the extent required by, and in a manner determined by the Administrator and permitted by, the Policy. In the event of any inconsistency between the Policy and the terms of any employment or separation agreement or offer letter to which I am a party, or the terms of any compensation or severance plan, program, or agreement under which any compensation has been granted, awarded, earned or paid, the terms of the Policy shall govern. Capitalized terms used but not otherwise defined in this Acknowledgement Form shall have the meanings ascribed to such terms in the Policy. ________________________________ Signature ________________________________ Print Name ________________________________ Date - 5 -

Exhibit 31.2 CERTIFICATION OF CHIEF FINANCIAL OFFICER I, Shawn Tabak, certify that: 1. I have reviewed this Annual Report on Form 10-K of Porch Group, Inc.; 2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report; 3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report; 4. The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have: (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared; (b) Designed such internal controls over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles; (c) Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and (d) Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and 5. The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions): (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting. Date: March 15, 2024 By: /s/ Shawn Tabak Name: Shawn Tabak Title: Chief Financial Officer

Exhibit 31.1 CERTIFICATION OF CHIEF EXECUTIVE OFFICER I, Matthew Ehrlichman, certify that: 1. I have reviewed this Annual Report on Form 10-K of Porch Group, Inc.; 2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report; 3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report; 4. The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have: (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared; (b) Designed such internal controls over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles; (c) Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and (d) Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and 5. The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions): (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting. Date: March 15, 2024 By: /s/ Matthew Ehrlichman Name: Matthew Ehrlichman Title: Chief Executive Officer

Exhibit 32.2 Certification of CFO Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 In connection with the Annual Report of Porch Group, Inc. (the “Company”) on Form 10-K for the annual period ended December 31, 2023 (the “Report”), as filed with the Securities and Exchange Commission on the date hereof, I, the undersigned, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, to the best of my knowledge, that: (1) The Report fully complies with the requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934; and (2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company. Date: March 15, 2024 By: /s/ Shawn Tabak Name: Shawn Tabak Title: Chief Financial Officer

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM We have issued our reports dated March 15, 2024, with respect to the consolidated financial statements and internal control over financial reporting included in the Annual Report of Porch Group, Inc. on Form 10-K for the year ended December 31, 2023. We consent to the incorporation by reference of said reports in the Registration Statements of Porch Group, Inc. on Forms S-3 (File No. 333-252120) and on Forms S-8 (File No. 333-270721, File No. 333-266751 and File No. 333-253778). /s/ GRANT THORNTON LLP (typed) Bellevue, Washington March 15, 2024 Exhibit 23.1

Exhibit 32.1 Certification of CEO Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 In connection with the Annual Report of Porch Group, Inc. (the “Company”) on Form 10-K for the annual period ended December 31, 2023 (the “Report”), as filed with the Securities and Exchange Commission on the date hereof, I, the undersigned, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, to the best of my knowledge, that: (1) The Report fully complies with the requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934; and (2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company. Date: March 15, 2024 By: /s/ Matthew Ehrlichman Name: Matthew Ehrlichman Title: Chief Executive Officer